Exhibit 2.1

MASTER PURCHASE AGREEMENT

by and among

VISTEON CORPORATION,

VIHI, LLC

and

PROMONTORIA HOLDING 103 B.V.,

Dated May 1, 2014

5.6	Real Property	28

5.7	Personal Property; Inventory	29

5.8	Condition and Sufficiency of Transferred Stock and Assets; Business Assets	30

5.9	Contracts	30

5.10	Proprietary Rights	33

5.11	Taxes	34

5.12	Environmental Matters	36

5.13	Product Warranty; Product Liability	38

5.14	No Breach of Contract; No Violations of Law; No Prior Approval	38

5.15	Litigation	39

5.16	Finders, Brokers and Investment Bankers	39

5.17	Absence of Changes	39

5.18	Permits	39

5.19	Compliance with Laws	40

5.20	No Undisclosed Liabilities; Stock Group Indebtedness	40

5.21	Employees; Labor Relations	40

5.22	Employee Benefits	43

5.23	Insurance	44

5.24	Inappropriate Payments	45

5.25	Governmental Approvals	46

5.26	Material Customers and Suppliers	47

5.27	Export Control Laws	47

5.28	Financial Support Arrangements	48

5.29	Receivables and Payables	48

5.30	Affiliate Transactions	48

5.31	Solvency and Positive Equity Balances	48

5.32	Money Laundering Laws	49

5.33	DISCLAIMER	49

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYER		49

6.1	Organization, Existence and Standing	49

6.2	Corporate Authority	50

6.3	No Breach of Contract; No Violations of Law; No Prior Approval	50

6.4	Litigation	50

6.5	Finders, Brokers and Investment Bankers	50

6.6	Acknowledgement of Buyer	51

6.7	DISCLAIMER	51

ARTICLE 7 COVENANTS OF SELLER		51

7.1	Operating the Business	51

7.2	Access; Furnishing Information	54

7.3	Covenant Not to Compete or Solicit	55

7.4	Reorganization	56

7.5	Required Liquidity	57

7.6	Brazil Facility	58

7.7	India Costs	58

7.8	Carve-Out Audit	58

7.9	Insurance	59

7.10	Financial Updates	59

7.11	Confidentiality	59

7.12	VIK Board Appointments	60

7.13	Exclusivity	60

7.14	{French Facilities}	60

7.15	Certain Actions	60

7.16	VP Capitalization	61

7.17	Edison Program	61

ARTICLE 8 COVENANTS OF BUYER		61

8.1	Contribution of Capital by Buyer	61

8.2	Making Records and Personnel Available	61

8.3	Financial Support Arrangements; Remittance of Restricted Cash	62

ARTICLE 9 MUTUAL COVENANTS		63

9.1	Efforts to Consummate; Antitrust Filings and Other Filings	63

9.2	Payments and Communications Received	64

9.3	Further Assurances	64

9.4	Preparation and Filing of Tax Returns; Payment of Taxes	64

9.5	Allocation of Certain Taxes	66

9.6	Refunds, Carrybacks, and Amended Returns	67

9.7	Cooperation on Tax Matters; Tax Audits	68

9.8	Tax Audits	68

9.9	Disclosure Generally	69

9.10	Working Capital Overage	69

9.11	Carve-Out Efforts	70

9.12	Tax Treatment of Payments	70

ARTICLE 10 CONDITIONS PRECEDENT		70

10.1	Conditions Precedent to Seller’s Performance	70

10.2	Conditions Precedent to Buyer’s Performance	72

10.3	Waiving Conditions	75

ARTICLE 11 EMPLOYEES AND EMPLOYEE BENEFITS		77

11.1	Employment	77

11.2	Severance Payment Responsibilities	78

11.3	Success Bonuses	79

11.4	Employee Communications	79

11.5	No Amendment; No Third Party Beneficiaries	79

ARTICLE 12 CLOSING		79

12.1	Closing Date	79

12.2	Deliveries by Buyer	80

12.3	Deliveries by Seller	80

ARTICLE 13 SALES AND TRANSFER TAXES		81

ARTICLE 14 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS		81

14.1	Seal	81

14.2	Representations and Warranties	82

14.3	Covenants and Agreements	82

14.4	Notice of Claim	82

ARTICLE 15 GENERAL INDEMNIFICATION		83

15.1	Indemnification of Buyer	83

15.2	Indemnification of Seller	84

15.3	Procedures for Claims	84

15.4	Third Party Claims	84

15.5	Exclusive Remedy; Priority of Claims	86

15.6	Payment of Amounts	86

15.7	Insurance Offset	86

15.8	Tax Offset	87

15.9	R&W Insurance Policy; Maximum Amount of any Indemnification	87

15.10	Environmental, Health and Safety Liabilities Indemnity Procedures	88

ARTICLE 16 EXPENSES		89

ARTICLE 17 TERMINATION		89

17.1	Termination of Agreement	89

17.2	Effect of Termination	90

ARTICLE 18 IRREVOCABLE OFFER		90

ARTICLE 19 MISCELLANEOUS		91

19.1	Notices	91

19.2	Waiver	92

19.3	Headings	92

19.4	Successors and Assigns	93

19.5	Enforceability	93

19.6	No Third Party Beneficiaries or Right to Rely	93

19.7	Counterparts	93

19.8	Time of Essence	93

19.9	No Strict Construction	94

19.10	Public Announcements	94

19.11	Currency/Method of Payment	94

19.12	Enforcement	94

19.13	Governing Law	94

19.14	WAIVER OF JURY TRIAL	94

19.15	Miscellaneous	95

19.16	Entire Agreement; Amendment	95

19.17	Obligations of the Visteon Sale Entities	95

19.18	Bulk Transfer Laws	95

19.19	Parent Guarantee	95

List of Appendices

Appendix A	Defined Terms

Appendix B	Reorganization

List of Annexes

Annex 2.2(b)	Excluded Owned Real Property

Annex 2.2(c)	Excluded Leased Real Property

Annex 2.2(d)	Personal Property

Annex 2.2(i)	Proprietary Rights Contracts

Annex 2.2(k)	Permits

Annex 2.2(l)	Excluded Claims

Annex 2.2(o)	VDGMBH Assets

Annex 2.2(s)	Restricted Cash Items

Annex 2.2(t)	Other Business Assets

Annex 2.3(c)(ii)	Excluded Proprietary Rights

Annex 2.3(l)	Other Excluded Assets

Annex 3.1(a)	Assumed Liabilities

Annex 3.1(b)	Transferred Liabilities Cash Liabilities

Annex 3.1(k)	Ergonomic Employees

Annex 4.5(a)	Reference Net Working Capital Statement

Annex 7.1(a)	Conduct of Business

Annex 7.1(a)(vi)	Capital Expenditures

Annex 7.3(a)	Noncompetition Excluded Entities and Facilities

Annex 7.6	Term Sheet for Brazil Lease

Annex 7.7	India Business Cost

Annex 7.14	Certain Actions

Annex 9.1(c)(i)	Antitrust Filings

Annex 9.1(c)(ii)	Other Filings

Annex 9.11	Carve-Out Efforts

Annex 10.2(e)	Required Consents

Annex 10.2(u)	Cash Locations

Annex 11.1(b)	Assumed Employee Benefit Plans

Annex 11.3	Success Bonuses

Annex A-1	Definition of “Restructuring”

List of Schedules

Schedule 5.3(u)	VIK Indebtedness

Schedule 5.5(a)	Financial Information

Schedule 5.5(b)	GAAP Exceptions

Schedule 5.6(a)	Owned Real Property

Schedule 5.6(b)	Leased Real Property

Schedule 5.7(b)	Personal Property

Schedule 5.9(a)	Material Contracts

Schedule 5.9(c)	Material Contract Performance

Schedule 5.9(e)	Material Contract Notice of Default

Schedule 5.10	Proprietary Rights

Schedule 5.10(j)	Proprietary Software

Schedule 5.10(k)	Software Rights

Schedule 5.11	Taxes

Schedule 5.11(m)	Entities Subject to Tax Reclassification

Schedule 5.12	Environmental Matters

Schedule 5.14	Breaches, Violation of Law, Prior Approvals

Schedule 5.15(a)	Litigation

Schedule 5.17	Absence of Changes

Schedule 5.18	Permits

Schedule 5.19	Compliance with Laws

Schedule 5.20(a)	No Undisclosed Liabilities

Schedule 5.20(b)-1	Indebtedness

Schedule 5.20(b)-2	Affiliate Indebtedness

Schedule 5.21(a)	Business Employee Benefit Plans

Schedule 5.21(c)	Violation of Employment Laws

Schedule 5.21(f)	Service Agreements with Current or Former Employees and Officers

Schedule 5.21(g)	Salaries Greater Than EUR 250,000

Schedule 5.21(i)	Violation of Employment Contracts, Collective Bargaining Agreements and Company Agreements

Schedule 5.21(k)	Liabilities to Former Employees

Schedule 5.21(n)	Collective Bargaining Agreements and Workers Council Agreements

Schedule 5.21(o)	Employment Litigation

Schedule 5.21(p)	Social Unrest, Strike, Social Climate

Schedule 5.21(q)(i)	Redundancy Plan Terminations

Schedule 5.21(q)(ii)	Redundancy Plan Obligations

Schedule 5.22(a)	Employee Benefits

Schedule 5.22(b)	Employee Benefit Plan Compliance

Schedule 5.22(c)	Business Employee and Business Employee Benefit Plan Proceedings

Schedule 5.22(e)	Employee Benefit Plan Liabilities

Schedule 5.22(g)	Employee Benefit Plans Subject to ERISA

Schedule 5.23	Insurance

Schedule 5.26(a)	Material Customers

Schedule 5.26(b)	Material Suppliers

Schedule 5.27	Export Controls

Schedule 5.28	Financial Support Agreements

Schedule 5.29(a)	Intercompany Receivables and Payables

Schedule 5.29(b)	Accounts Receivable

Schedule 5.30	Affiliate Transactions

List of Exhibits

Exhibit A	Buyer Certificate

Exhibit B	Seller Certificate

Exhibit C	Form of Transition Services Agreement

Exhibit D	Form of Purchase and Supply Agreement

Exhibit E	Form of Contract Manufacturing Agreement

Exhibit F	Form of IP Agreement

Exhibit G	Term Sheet for Information Technology Services

MASTER PURCHASE AGREEMENT

THIS MASTER PURCHASE AGREEMENT is entered into as of May 1, 2014 by and among VISTEON CORPORATION, a Delaware corporation (“Seller”), VIHI, LLC, a Delaware limited liability company having its principal place of business at 8000 Szekesfehervar Aszalvolgyi, ut 9-11, Hungary, and an indirect wholly-owned Subsidiary of Seller (“VIHI”), and PROMONTORIA HOLDING 103 B.V., a Dutch besloten vennootschap met beperkte aansprakelijkheid (“Buyer”).

RECITALS

A. Seller’s interior products business develops, designs, engineers, manufactures, assembles, services, supplies, distributes and sells (i) cockpit modules, instrument panels, door and console modules, trunk trim, pillar trim, package shelves, floor consoles and other interior trim components for motor vehicles and (ii) in addition, solely with respect to (A) the business conducted by VASI at its facility in Pune, India, automobile exterior bumper and cladding products, and (B) the business conducted by VSA, aero-dynamic exterior trim and exterior door protectors (such business, as currently conducted directly or indirectly by the Seller Group and excluding the business conducted by the Seller Group through the entities, or at the facilities, set forth on Annex 7.3(a) (the “Business”);

B. Seller operates the Business in France through Visteon Systèmes Intérieurs France SAS, a société par actions simplifiée organized and existing under the laws of France (“VSIF”), and contemporaneous with the execution of this Agreement, Buyer will deliver to Visteon EU Holdings, LLC (“VEUH”) an irrevocable offer (the “Irrevocable Offer”) to acquire indirectly the shares of VSIF subject to the terms and conditions contained in such Irrevocable Offer, which Irrevocable Offer shall be countersigned by Seller with respect to its obligations therein and, subject to and upon VEUH’s acceptance of the Irrevocable Offer, the Amended and Restated Master Purchase Agreement (the “A&R MPA”) attached thereto as Annex A shall automatically become effective without any further action required of the parties thereto, including any requirement to execute the A&R MPA, and shall be deemed to be an amendment to this Agreement under Section 19.16 that satisfies the terms and conditions of Section 19.16;

C. The Visteon Sale Entities own and/or operate the Business; and

D. Subject to the consummation of the Reorganization (as described in Appendix B), Seller and VIHI desire to sell to Buyer or an Affiliated designee of Buyer, and Buyer desires to purchase, or have an Affiliated designee of Buyer purchase, from Seller and VIHI, all of the issued and outstanding shares in the share capital of Blossom HoldCo registered in Blossom HoldCo’s share register (the “Shares” and, including the Business Assets held by members of the Stock Group, the “Transferred Stock and Assets”).

Therefore, in consideration of the premises and the mutual promises herein made, in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. Capitalized terms have the meanings set forth in Appendix A, unless defined elsewhere in this Agreement.

ARTICLE 2

SALE AND PURCHASE OF TRANSFERRED STOCK AND ASSETS

2.1 Transferred Stock and Assets. At the Closing, VIHI shall, and Seller shall cause VIHI to, sell and transfer to Buyer (or one or more of its Affiliated designees), and Buyer (or one or more of its Affiliated designees) shall purchase and accept the transfer from VIHI, all of the Shares, free from all rights of pledge (pandrechten) and rights of usufruct (rechten van vruchtgebruik) and other limited rights (beperkte rechten), charges (beslagen) and other Liens (the “Share Transfer “). The Share Transfer will be effectuated through the execution of a deed of transfer of shares before a Dutch civil law notary. Seller and VIHI shall take all necessary actions so that (i) all Business Assets are owned by a member of the Stock Group prior to the Closing and (ii) all Business Assets which are owned by a member of the Stock Group are free and clear of any Liens, except only for the Permitted Exceptions, as of the Closing Date.

2.2 Definition of Business Assets. “Business Assets” means, subject to Section 2.3, all of the property and assets, real, personal, and mixed, tangible and intangible, of every kind and description, wherever located, owned by, leased to or licensed to the Visteon Sale Entities or as to which any Visteon Sale Entity has any right, title, benefit or interest (whether or not carried on the books of any Visteon Sale Entity) that are used primarily to conduct, that are held for use primarily to conduct, or that relate primarily to, the Business, including the Proprietary Rights. Without limiting the generality of the foregoing, the Business Assets include each of the following, but do not include the Excluded Assets:

(a) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all assets, properties and rights that exist at the Closing and are of a type reflected in the Financial Information;

(b) Except to the extent listed on Annex 2.2(b), all Owned Real Property;

(c) Except to the extent listed on Annex 2.2(c), all Leased Real Property and the Tenant Leases;

(d) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all personal property of any kind (other than Inventory), including all machinery, equipment, computer hardware, vehicles, tools, dies, repair and replacement parts, and office furniture, fixtures, supplies, and materials, and including the items listed or described on Annex 2.2(d) (“Personal Property”);

(e) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all inventory including all raw materials, work-in-process and finished goods, in-process customer-owned tooling, wrapping, supply and packaging items, supplies and spare parts to be used or consumed in the production of finished goods (“Inventory”);

(f) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, (i) all trade accounts receivable, including all Intercompany Trade Receivables as of the Closing Date, (ii) all nontrade accounts or notes receivable, other than the Intercompany Nontrade Receivables, as of the Closing Date and (iii) any claim, remedy or other right related to any of the foregoing, but excluding in any event all Intercompany Nontrade Receivables, as of the Closing Date;

(g) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all rights and claims under all transferable software licenses, purchase orders, sales orders and other agreements, contracts and commitments of any sort (together with the Tenant Leases and other Contracts included in the Business Assets, but excluding any Contract relating to Business Employees or Employee Benefit Plans, “Business Contracts”);

(h) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, books and records (to the extent not required to be retained by a Retained Entity pursuant to the Laws of the applicable jurisdiction, in which case a copy shall be provided to Buyer upon request) (“Books and Records”);

(i) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, any and all tangible and intangible, foreign and domestic (i) patents, patent applications (whether filed or in preparation for filing) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, utility model, certificates of invention, design patents, extensions and reexaminations thereof, all rights therein provided by international treaties or conventions, and all improvements thereto, including the items listed in Schedule 5.10 of the Disclosure Letter, (ii) copyrightable works, copyrights (whether or not registered) and registrations and applications for registration thereof, translations, adaptations, derivations, and combinations thereof, website content, documentation, advertising copy, marketing materials, specifications, drawings, graphics, and recordings, and all rights therein provided by international treaties or conventions, and all extensions and renewals of any of the foregoing, (iii) confidential and proprietary information, trade secrets, know-how (whether patentable or unpatentable and whether or not reduced to practice), inventions, methods, processes, and techniques, formulas, technology, tools, research and development information, ideas, technical data, designs, drawings and specifications, supplier or customer lists, pricing and cost information, business and marketing data, plans, and proposals, and all licenses or other rights to use any technical information, (iv) computer software, data and documentation (including data collected from, through or otherwise by means of the Internet), in each case whether or not copyrightable, databases, and any and all software implementations of algorithms, specifications, models and methodologies, whether in source code or object code, design documents, operating systems, flow-charts, user manuals and training materials relating thereto and any translations, compilations, arrangements, adaptations, and derivative works thereof, including the items listed in Schedule 5.10(j) of the Disclosure Letter, (v) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including all extensions, modifications and renewals of same, including the items listed in Schedule 5.10 of the Disclosure Letter, and (vi) rights and obligations relating to proprietary rights in Contracts to the extent permitted to be transferred (by assignment in whole or part or license) to Buyer (collectively, the “Proprietary Rights Contracts”), including those items identified on Annex 2.2(i) (all of the foregoing, together with the proprietary rights related to the Business (that are not primarily related to the Business) that are licensed pursuant to the IP Agreement, the “Proprietary Rights”);

(j) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all prepaid expenses, credits, deferred charges, advance payments, security deposits and other deposits, rebates, claims for refunds (other than Tax refunds and Tax credits of Seller or any Retained Entities for periods prior to the Closing Date), rights to offset, and prepaid items;

(k) To the extent they are used primarily to conduct, are held for use primarily to conduct, or relate primarily to, the Business, all Permits to the extent assignable or transferable under applicable Law, including those listed on Annex 2.2(k);

(l) All claims, actions and suits and defenses to the extent primarily relating to the Business, except those listed on Annex 2.2(l);

(m) The right to receive and retain mail and other communications to the extent primarily relating to the Business;

(n) The Stock Group Benefit Plans and the Assumed Employee Benefit Plans, and all assets held by the Seller Group and such the Stock Group Benefit Plans and Assumed Employee Benefit Plans in trust, reserve or otherwise to fund such the Stock Group Benefit Plans and Assumed Employee Benefit Plans, and all insurance policies funding, any of the liabilities under such the Stock Group Benefit Plans and Assumed Employee Benefit Plans;

(o) The Croatian Order Book and the assets set forth on Annex 2.2(o);

(p) Cash and cash equivalents in bank accounts in an aggregate amount of $54,000,000 (which, for the avoidance of doubt, shall not be composed of any cash from VIK) (the “Transferred Cash”);

(q) Cash in an aggregate amount of $21,000,000 transferred for future investments in the Business (which, for the avoidance of doubt, shall not be composed of any cash from VIK) (such amount, as the same may be reduced by written agreement between Seller and Buyer, the “Additional Cash”);

(r) Cash in an aggregate amount of $20,000,000 (which, for the avoidance of doubt, shall not be composed of any cash from VIK) (the “Transferred Liabilities Cash”);

(s) Subject to the provisions of Section 8.3 below, all Restricted Cash remaining on the Closing Date, including with respect to the items set forth on Annex 2.2(s);

(t) Without limiting the generality of this Section 2.2, the items listed or described on Annex 2.2(t), which, to the extent such items include cash, cash equivalents or marketable securities, shall not be counted toward or as part of the Transferred Cash, Additional Cash, Transferred Liabilities Cash or Required Liquidity; and

(u) any bank account of the Stock Group.

2.3 Excluded Assets. Notwithstanding Section 2.2, only the following assets (“Excluded Assets”) shall be retained by the Retained Entities and shall not be included in the Business Assets:

(a) Except for the Transferred Cash, Additional Cash, Transferred Liabilities Cash, Restricted Cash, as set forth on Annex 2.2(t), the assets described in Section 2.2(n) and any bank account of the Stock Group, all cash, cash equivalents and marketable securities;

(b) All Intercompany Nontrade Receivables as of the Closing Date;

(c) All intellectual property owned, licensed or used by Seller or the Retained Entities that is not used primarily in the conduct of the Business, including, but not limited to: (i) the trade names and trademarks “Visteon” and “Visteon Corporation” and any other trade names, trademarks, corporate names and logos incorporating in any way these names and (ii) the rights listed in Annex 2.3(c)(ii);

(d) All claims and rights to the extent relating to any of the Excluded Assets or the Retained Liabilities;

(e) All assets that have been transferred or disposed of prior to the Closing Date in transactions expressly permitted by Section 7.1 or as otherwise agreed in writing by Buyer;

(f) All rights to the refund of (or similar credit against) any Tax of Seller and any Retained Entities for periods prior to the Closing Date;

(g) All agreements, contracts, and commitments of the Visteon Sale Entities other than the Business Contracts;

(h) Copies or originals, as the case may be, of all Books and Records that any Retained Entity is required by applicable Law to retain in its possession;

(i) All assets of VDGMBH other than (x) the Croatian Order Book and (y) the assets set forth on Annex 2.2(o);

(j) All Employee Benefit Plans that are not the Stock Group Benefit Plans or Assumed Employee Benefit Plans, including all assets held by or on behalf of Seller or any Retained Entity or such Employee Benefit Plans in trust, reserve or otherwise to fund, and all insurance policies funding, any of the liabilities under such Employee Benefit Plans;

(k) The Brazil Facility (other than under the Brazil Lease);

(l) All assets identified on Annex 2.3(l) as Excluded Assets; and

(m) All assets under Shared Contracts to the extent related to any matter other than the Business.

2.4 Consents.

(a) Notwithstanding Section 2.1, if there are Business Contracts (“Non-Assignable Contracts”) that, as a result of the Share Transfer or Reorganization, are not assignable without the consent of Third Parties (other than a Governmental Authority or quasi-governmental authority or body) (the consent to the assignment of such Business Contracts (without further changes thereto), the “Third-Party Consent”) and such Third Party Consent is not obtained prior to the Closing (or, in the event of a Delayed India Close Scenario, prior to the India Reorganization Closing with respect to any Business Contracts relating to the Business’ Indian operations):

(i) This Agreement shall not constitute an assignment of such Non-Assignable Contract if the assignment or attempted assignment would constitute a breach of the relevant Contract; such Non-Assignable Contract shall be treated in accordance with the provisions of Section 2.4(a)(ii); and

(ii) Both before and after the Closing Date, Seller and Buyer shall each use their reasonable best efforts in accordance with the terms of this Agreement to obtain the Third-Party Consent and to reach a reasonable arrangement on the transfer of the relevant Non-Assignable Contract; provided, for the avoidance of doubt, that Buyer shall not be obligated to reach an agreement with the relevant Third Party in relation to the transfer and assumption of any Non-Assignable Contract and obtaining of the relevant Third-Party Consent if, as a condition to or result of such agreement, the terms and conditions of the relevant Contract are altered or modified (including additional bonds, letters of credit or other encumbrances of any Non-Assignable Contract than are currently in place), whether or not such Contract contemplates or provides for such alteration or modification or the relevant Third Party may demand such alteration of modification, unless specifically agreed to between the Parties. If an agreement with the relevant Third Party cannot be obtained in relation to the transfer and assumption of any Non-Assignable Contract and/or the relevant Third Party Consent cannot be obtained on or prior to the Closing, such Non-Assignable Contract shall be treated in accordance with the terms of Section 2.4(b).

(b) Subject to Section 2.4(c) and applicable Law, until the Third-Party Consent to an assignment has been obtained or until the relevant Non-Assignable Contract has actually been transferred, or if Buyer determines that the Parties shall not or no longer ask for the Third-Party Consent, or if the Third-Party Consent has been denied, Seller and the Retained

Entities, on the one hand, and Buyer and its Affiliated designees, on the other hand, shall cooperate in any reasonable back-to-back agreements (in form and substance mutually and reasonably acceptable to Buyer and Seller in accordance with the principles set forth in this Agreement) in order to put each other economically in the same position as if the relevant Non-Assignable Contract had actually been transferred with effect as of the Closing Date. Without limiting the generality of the foregoing, to the extent permitted under the relevant Non-Assignable Contract, the following shall apply:

(i) Buyer or such member of the Stock Group as Buyer determines (such Person, a “Buyer Contract Party”) shall carry out, perform and complete all the obligations and liabilities of the relevant Retained Entity under or in relation to the Non-Assignable Contract as the relevant Retained Entity’s subcontractor or, if a subcontracting is not permitted or consented, as agent;

(ii) Subject to Section 2.4(b)(iii) below, Buyer shall indemnify the relevant Retained Entity against all costs, Losses, Proceedings, actions, claims, demands and expenses arising out of or in connection with such Buyer Contract Party’s performance of the Non-Assignable Contract arising after the Closing Date, but in each case other than those arising out of any Pre-Closing Breach Liabilities;

(iii) Seller shall indemnify Buyer against all costs, Losses, Proceedings, actions, claims, demands and expenses arising out of a claim by such Third Party that such back-to-back arrangement constitutes a breach of the Non-Assignable Contract; provided, that such indemnity shall not apply to any costs, Losses, Proceedings, actions, claims, demands and expenses attributable to any benefit or revenue associated with such Non-Assignable Contract or for the inability to provide the economic benefits of such Non-Assignable Contract.

(iv) The relevant Retained Entity will comply with such Buyer Contract Party’s lawful instructions regarding the exercise of any rights and/or claims under the Business Contracts pertaining to the Non-Assignable Contract and act under the Business Contracts applying the standard of care of a prudent businessman;

(v) The relevant Retained Entity shall provide such Buyer Contract Party with access to all records in relation to the Non-Assignable Contract as such Buyer Contract Party may request;

(vi) The relevant Retained Entity shall deliver as soon as reasonably practicable to such Buyer Contract Party a copy of any correspondence, notice or other document or item received by it in relation to the Non-Assignable Contract; and

(vii) The back-to-back agreement terminates with effect of the natural expiration (and not active termination without cause by a Retained Entity) of the relevant Non-Assignable Contract in accordance with its terms except for clauses of the Non-Assignable Contract that survive termination.

For the avoidance of doubt, a Retained Entity shall not agree to any amendment of the terms and conditions of any Non-Assignable Contracts without the consent of such Buyer Contract Party, and, upon the occurrence of such demand of the relevant Third Party for any such amendment, shall consult and agree with such Buyer Contract Party with respect to such demand. Furthermore, the relevant Retained Entity shall, under a back-to-back arrangement, support such Buyer Contract Party with reasonable best efforts to arrange for the consent of the relevant Third Party for any amendment in relation to the Non-Assignable Contract that may be reasonably requested by such Buyer Contract Party to facilitate the assignment of such Business Contract.

If the Third-Party Consent to the transfer of any of the Leased Real Property cannot be obtained, the Retained Entity and such Buyer Contract Party shall enter into a sub-lease agreement in relation to the relevant leased property. Unless otherwise agreed between the Parties, the sub-lease agreement shall provide for the same terms and conditions as set forth in the applicable lease agreement; provided, however, that if the lease agreement includes termination rights, the notice period for termination rights to be exercised by the lessor shall be two (2) weeks shorter than the respective notice period stipulated in the lease agreement and the notice period for termination rights to be exercised by the tenant shall be two (2) weeks longer than the respective notice period stipulated in the lease agreement. In case the lease agreement contains a renewal option for the tenant, the Parties shall reasonably cooperate to enable Buyer to exercise this option in its own name; otherwise such option shall be exercised by the Retained Entity to the extent possible under its own arrangements with the respective landlords or other counter party and the relevant site shall be subleased to Buyer as instructed by, and only upon the instruction of, Buyer.

(c) If compliance with the provisions as set forth in Section 2.4(b) would result in a breach of the Non-Assignable Contract, the Parties shall negotiate in good faith and agree on a solution that best reflects the economic intentions of the Parties avoiding any breach of contract and shall execute all agreements and documents required in this connection.

(d) If any Third-Party Consent could not be obtained for a period of three (3) years following the Closing Date, the relevant member of the Seller Group may, at its discretion after such three (3) year period, terminate the Non-Assignable Contract in accordance with the relevant provisions of such Non-Assignable Contract and applicable Law. Upon termination of the Non-Assignable Contract becoming effective, neither Seller nor any of its Affiliates shall have any further obligation or liability to Buyer or any of its Affiliates, or vice versa, relating to such Non-Assignable Contract, except as accrued under this Agreement. For the avoidance of doubt, any Liabilities arising from the termination of such Non-Assignable Contract shall be borne by the relevant member of the Seller Group.

(e) If a Retained Entity is party to a Contract with a Third Party which relates partially to the Business and partially to other divisions or businesses of the Seller Group (the “Shared Contracts”), such Shared Contracts shall be split (i) into a separate Contract relating exclusively to the Business, as proposed by the relevant Retained Entity and acceptable to the relevant contractual counterparty, which shall be transferred to the Buyer Contract Party as a Business Contract with effect as of the Closing Date, and (ii) a separate Contract exclusively relating to the other businesses of the Seller Group which shall be retained by the relevant Retained Entity. Without undue delay after the date hereof, the relevant Retained Entity and Buyer Contract Party shall jointly approach the respective contractual counterparty to seek its consent to such split and transfer of the part exclusively relating to the Business to such Buyer Contract Party. Section 2.4(a) shall apply mutatis mutandis with regard to such Retained Entity and Buyer Contract Party.

(f) If, and as long as, the split of any Shared Contract contemplated by Section 2.4(d) cannot be realized, the relevant Retained Entity and Buyer Contract Party shall cooperate in any reasonable back-to-back agreements (in form and substance mutually and reasonably acceptable to such Buyer Contract Party and Seller and in accordance with the principles set forth in this Agreement) in order to put such Retained Entity and Buyer Contract Party economically in the position as if the portion of the relevant Shared Contract exclusively relating to the Business had actually been transferred to such Buyer Contract Party as of the Closing Date. With respect to each such Shared Contract, the Parties shall use their reasonable best efforts to come to a mutually agreeable decision, prior to Closing or as soon as possible thereafter, of the split of revenue to be allocated to such Buyer Contract Party and Seller under a Shared Contract, based on existing allocations as evidenced in (i) price annexes to such Contracts or (ii) actual invoices to such Contracts. If such existing allocation cannot be reasonably established as set forth above, the allocation shall be agreed upon good faith discussion between the Parties taking into account pricing in similar Contracts. The provisions set forth in Section 2.4(a) to (and including) Section 2.4(d) shall apply mutatis mutandis in relation to that part of the Shared Contract that exclusively relates to the Business which part shall be shall be treated in accordance with the terms of Section 2.4(b). For the avoidance of doubt, to the extent applicable:

(i) Such Buyer Contract Party shall carry out, perform and complete all the obligations and liabilities of the relevant Retained Entity under or in relation to the Business under a Shared Contract as the relevant Retained Entity’s subcontractor or, if a subcontracting is not permitted or consented, as agent;

(ii) Seller and the relevant Retained Entity shall carry out, perform and complete all the obligations and liabilities of such Buyer Contract Party under or in relation to any business other than the Business under a Shared Contract as such Buyer Contract Party’s subcontractor or, if a subcontracting is not permitted or consented, as agent; and

(iii) Such Buyer Contract Party shall indemnify the relevant Retained Entity against all costs, Losses, Proceedings, actions, claims, demands and expenses arising out of or in connection with such Buyer Contract Party’s performance of its obligations with respect to the Business under a Shared Contract arising before or after the Closing Date, but in each case other than those arising out of any Pre-Closing Breach Liabilities.

ARTICLE 3

LIABILITIES

3.1 Definition of Assumed Liabilities. “Assumed Liabilities” means, subject to Section 3.2, only the following liabilities and obligations of the Visteon Sale Entities to the extent arising primarily out of the Business:

(a) All Liabilities, other than Indebtedness and Retained Liabilities, that exist at the Closing and are set forth on Annex 3.1(a);

(b) (i) The Liabilities described on Annex 3.1(b), (ii) an amount of VIK Indebtedness existing as of the Closing Date, and (iii) any Indebtedness incurred, in an amount and on terms acceptable to Buyer in its sole discretion, in connection with the acquisition of the real property used for the operation of the Business’ Indian operations as described on Annex 7.7;

(c) All Liabilities that are reflected in the Closing Net Working Capital, Closing Brazil Net Working Capital and Closing India Net Working Capital as such amounts are finally determined in accordance with Section 4.5 and 4.6;

(d) All Liabilities in respect of the Business Contracts, the Tenant Leases except those set forth on Annex 2.2(c), the Proprietary Rights Contracts and the other Contracts and the Permits included in the Transferred Stock and Assets, in each case to the extent arising after the Closing, but excluding any such Liability to the extent arising out of or relating to any breach that occurred prior to the Closing (any such excluded Liability, the “Pre-Closing Breach Liabilities”);

(e) All Liabilities (including customer warranty claims, recall claims, and product liability and similar claims for injury to person or property (including death)) in respect of products of the Business, whether sold by (i) a Visteon Sale Entity prior to the Closing Date but only to the extent that reserves (x) have been established for such Liabilities and (y) are reflected in (A) the Closing Net Working Capital as such amount is finally defined in accordance with Section 4.5, (B) the Closing Brazil Net Working Capital as such amount is finally defined in accordance with Section 4.6 or (C) the Closing India Net Working Capital as such amount is finally defined in accordance with Section 4.7; or (ii) Buyer or any of its Affiliates (including, after the Closing, any member of the Stock Group) on or after the Closing Date;

(f) All Liabilities expressly assumed by Buyer pursuant to the IP Agreement;

(g) (i) All Liabilities that are neither (x) Known and arising under or relating to any the Stock Group Benefit Plan or Assumed Employee Benefit Plan nor (y) identified as a Retained Liability pursuant to Section 3.2, and (ii) all other Liabilities expressly assumed by Buyer under Article 11;

(h) All Liabilities that are not Known arising from claims of Third Parties that the processes used or products manufactured, used, imported or offered for sale, or sold by Buyer or any of its Affiliates, conflict with, misappropriate, infringe or otherwise violate any intellectual property of any third party including any allegations of same;

(i) All Liabilities that are neither (i) Known and arising out of or relating to the ownership or operation of the Business or the Business Assets prior to the Closing nor (ii) identified as a Retained Liability pursuant to Section 3.2;

(j) All Liabilities and obligations arising out of or relating to Buyer’s ownership or operation of the Business or the Business Assets on or after the Closing;

(k) All Liabilities, up to an aggregate amount of $1,000,000, relating to severance payments actually remitted to (but not Losses arising out of any Proceedings commenced by or in connection with the termination of employment of, except to the extent that such Losses relate to claims for severance payments) the individuals set forth on Annex 3.1(k); and

(l) Any other Liabilities expressly assumed by Buyer under this Agreement.

3.2 Retained Liabilities. Notwithstanding Section 3.1, the following items shall not be included in the definition of Assumed Liabilities, and Seller and VIHI shall be, and shall cause the Retained Entities to be, responsible for all of the Liabilities not hereby expressly assumed by Buyer, and neither Buyer nor any member of the Stock Group shall assume, or in any way be liable or responsible for, any Liabilities of Seller or its Affiliates or any other Person except for those Liabilities and obligations expressly assumed by Buyer pursuant to the terms of Section 3.1 above, which assumed Liabilities shall include all Liabilities assumed by virtue of the acquisition of the Shares except as expressly excluded below. All such Liabilities not expressly assumed by Buyer are referred to herein, collectively, as the “Retained Liabilities”. Without limiting the generality of the foregoing, Seller and VIHI shall, and shall cause the Retained Entities to, (x) retain (in the case of a transfer of assets occurring pursuant to the Reorganization), (y) timely pay and discharge when due and (z) indemnify Buyer’s Indemnified Persons pursuant to Section 15.1(a)(iv) for the following Liabilities, all of which shall be Retained Liabilities for all purposes of this Agreement:

(a) all Liabilities arising out of or relating to the Excluded Assets, or arising out of or relating to the distribution to, or ownership or operation by, Buyer or any of its Affiliates of the Excluded Assets or associated with the realization of the benefits of any Excluded Asset (except in relation to certain license rights expressly assumed by Buyer pursuant to the IP Agreement);

(b) all Pre-Closing Breach Liabilities;

(c) any Liabilities of Seller or any of its Affiliates arising out of or relating to the negotiation, preparation, investigation and performance of this Agreement or the agreements delivered or to be delivered by Seller or its Affiliates in connection with the transactions contemplated hereby;

(d) any Liabilities of Seller or any of its Affiliates arising out of, relating to or otherwise in any way in respect of Proceedings pending or Known to be threatened prior to the Closing Date;

(e) any Liabilities in respect of Seller or any of its Affiliates arising out of, relating to or otherwise in any way in respect of violations of Anti-Corruption Laws;

(f) any Liabilities or obligations arising out of or relating to the Reorganization, including the Special Required Argentina Reorganization Liability, or any other reorganization or restructuring of a type similar to, or implemented by the Visteon Sale Entities or their Affiliates in connection with, the Reorganization in relation to the transactions contemplated in this Agreement;

(g) all Tax Liabilities with respect to the Business, the Transferred Stock and Assets, any member of the Stock Group or the Assumed Liabilities for any period (or portion thereof) ending on or prior to and including the Closing Date;

(h) all Indebtedness of the Visteon Sale Entities, except for Liabilities for Indebtedness that are assumed by Buyer pursuant to Section 3.1(b);

(i) all Excluded Employee Liabilities;

(j) all Known Environmental, Health and Safety Liabilities;

(k) all Known Liabilities (other than Known Environmental, Health and Safety Liabilities) except to the extent such Known Liabilities are expressly assumed by Buyer pursuant to Section 3.1;

(l) all Liabilities related to the Brazil Facility other than those specifically set forth as obligations of Buyer in Annex 7.6;

(m) all Intercompany Nontrade Payables;

(n) any Liabilities or obligations under factoring agreements, quick pay or other accelerated payment term instruments;

(o) any severance Liabilities payable in accordance with Section 11.2(a) related to any employee of Seller or its Affiliates who is not identified in the Employee Census claiming that his/her employment was transferred by operation of Law;

(p) any Liabilities or obligations arising out of, relating to or otherwise in any way in respect of the Restructuring, including any Proceedings sought prior to, on or following the Closing Date in respect thereof;

(q) any Liabilities in respect of Seller or any of its Affiliates or any predecessor in interest arising out of, relating to or otherwise in any way in respect of any of the following conduct, whether actual or alleged, occurring prior to the Closing Date: price-fixing, restricting output, bid-rigging, market allocation or involvement in any cartel or violation of any Antitrust Law or similar laws in respect of any of the foregoing conduct or other anti-competitive conduct;

(r) any Liabilities of or related to CESA and any Liabilities related to or arising out of the CESA Liquidation;

(s) any failure of VTL to receive, within eight (8) months following the Closing Date, a FBL;

(t) All Liabilities in excess of $1,000,000 relating to severance payments actually remitted to (but not Losses arising out of any Proceedings commenced by or in connection with the termination of employment of, except to the extent that such Losses relate to claims for severance payments) the individuals set forth on Annex 3.1(k);

(u) Any costs incurred prior to, on or following the Closing in respect of the transactions contemplated by Section 7.15 and the acquisition by the Blossom HoldCo of all of the record and beneficial ownership of the registered capital of VP free and clear of any Liens (other than transfer and other restrictions under applicable local laws); and

(v) any Liabilities of the Visteon Sale Entities that are not Assumed Liabilities under Section 3.1.

ARTICLE 4

PURCHASE PRICE; WORKING CAPITAL ADJUSTMENT

4.1 Purchase Price. The aggregate purchase price for the Shares (“Purchase Price”) is $1.00.

4.2 Payment at Closing. On the Closing Date, Buyer (or its Affiliated designee) shall wire transfer the Purchase Price to a bank account or accounts designated by Seller.

4.3 Oversight Assets. If any Party hereto becomes aware and notifies the other Parties hereto after the Closing Date of any Business Assets that were not transferred as part of the Transferred Stock and Assets (an “Oversight Asset”), Seller and the Retained Entities, on the one hand, and Buyer or one or more Affiliated designees of Buyer, on the other hand, shall execute and deliver all such other documents and instruments required (and, to the extent applicable, procure that such documents and instruments are duly endorsed by an authorized notary) in order to effect such transfer. The Parties agree that no additional consideration shall be due upon the transfer of such Oversight Assets, such transfer to be considered a part of the transactions contemplated hereby (including the Share Transfer in exchange for the Purchase Price) and by the Reorganization. This Section 4.3 shall apply mutatis mutandis with respect to Excluded Assets which have been inadvertently transferred to Buyer or one or more Affiliated designees of Buyer.

4.4 Purchase Price Allocation.

(a) The Parties shall negotiate in good faith to reach agreement within one hundred twenty (120) days after the Closing Date (or prior to the Closing Date, if Buyer and Seller mutually agree in writing or in the case of any jurisdiction that requires such allocation to be completed prior to the Closing Date) on an allocation of the Purchase Price and any other consideration (including applicable liabilities) paid pursuant to the Share Transfer and the Reorganization, and the transactions contemplated by this Agreement and the IP Agreement. Seller agrees that, on or before the sixtieth (60th) day after the Closing Date of this Agreement (and on or before the sixtieth day after the execution date of this Agreement with respect to any jurisdiction where such allocation is required to be completed prior to the Closing Date), Seller shall send to Buyer a written proposal for such allocation, and Buyer agrees that it shall notify Seller of any additions or revisions to such allocation within thirty (30) Business Days after receipt thereof or Seller’s proposed allocation shall become final and binding upon the Parties. In the event of any such proposed additions or revisions, Buyer and Seller shall attempt to reach agreement on all or the greatest portion possible of such allocation. To the extent that Buyer and Seller cannot resolve any disagreement on such allocation within ten (10) Business Days after receipt of any notice from Buyer proposing additions or revisions to Seller’s proposed allocation, then any matters still in dispute shall be submitted to and finally resolved in writing by KPMG (unless the Parties hereto agree in writing upon an alternative internationally recognized independent public accounting firm, which shall not be Buyer’s, Seller’s, or any of their respective Affiliates’ primary independent accountants). The accounting firm, acting as experts and not as arbitrators, shall be instructed to render its determination of all matters submitted to it within sixty (60) days following submission. The Parties hereto agree that they shall be bound by the determination of the accounting firm. The fees and expenses of the accounting firm incurred pursuant to this Section 4.4(a) shall be borne 50% by Buyer and 50% by Seller.

(b) Furthermore, on or before the sixtieth (60th) day after the Closing Date, Seller shall send to Buyer a draft of Internal Revenue Service Form 8594 (or any similar document required by the Tax laws applicable to Buyer), which Form or other document shall be consistent with any allocation previously agreed upon by Buyer and Seller) among the Transferred Stock and Assets. Within thirty (30) days after receipt of such Form 8594 (or similar document, if applicable), Buyer will notify Seller whether it disagrees with such proposed allocation and, in the event of such disagreement, the Parties will make a good faith attempt to reach such agreement.

(c) The Parties shall cooperate in preparing, executing, and filing with each Taxing Authority all required information returns, including filing with the Internal Revenue Service all necessary information returns required by law. Buyer and each of the Visteon Sale Entities agree that all Tax Returns filed with any Taxing Authority shall be filed in a manner consistent with any allocation of the Purchase Price agreed to pursuant to this Section 4.4 and agree that none of them shall take any position contrary to any allocation agreed to hereunder.

4.5 Working Capital Adjustment.

(a) Not less than ten (10) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer a good faith estimate of Net Working Capital as of the Effective Time (the “Estimated Closing Net Working Capital”), the amounts included in which shall be determined in accordance with the reference Net Working Capital Statement attached as Annex 4.5(a), which sets forth the components of Net Working Capital and the methodologies, practices, accounting applications and assumptions used in connection with the preparation of the most recent statement of net assets in the Financial Information and the calculation of the Target Net Working Capital, and which has been prepared in a manner consistent with such methodologies, practices, accounting applications and assumptions. Not later than July 31, 2014, Seller shall provide Buyer with the unaudited statement of assets and liabilities of the Business for the period ended June 30, 2014, together with balance sheet extracts of the existing HFM operation locations related to the Business (unadjusted for the definition of the Business herein) in respect of each calendar month of 2014 through June 30, 2014. In addition, following July 31, 2014, Seller shall provide Buyer with balance sheet extracts of the existing HFM operation locations related to the Business (unadjusted for the definition of Business herein) in respect of each calendar month following June 30, 2014. Seller shall afford Buyer a reasonable opportunity to review all materials described in this Section 4.5(a) (and, upon reasonable notice, to receive copies of all work papers and other documents generated or relied upon by Seller in connection with the preparation of such materials and copies of any books and records of Seller related to such materials, and reasonable access to the persons involved in the preparation of the same) and shall calculate the Estimated Closing Net Working Capital in a manner consistent with the methodologies, practices, accounting applications and assumptions used in the preparation of the reference Net Working Capital statement attached as Annex 4.5(a).

(b) At the Closing:

(i) If the Estimated Closing Net Working Capital is less than the Target Net Working Capital, then Seller shall contribute the amount of such shortfall to the members of the Stock Group, on the Closing Date, to such bank account or accounts as Buyer may specify.

(ii) If the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, then the members of the Stock Group shall remit the amount of such excess to Seller, on the Closing Date, to such bank account or accounts as Seller may specify.

(c) Within ninety (90) days after the Closing Date, Buyer will prepare and deliver to Seller a statement (the “Net Working Capital Statement”) setting forth the Closing Net Working Capital, the amounts included in which shall be determined in accordance with GAAP and the reference Net Working Capital statement attached as Annex 4.5(a); provided, however, that in the event the amounts included in the reference Net Working Capital statement attached as Annex 4.5(a) do not comply with GAAP, then GAAP shall control (other than with respect to the inclusion or exclusion of certain accounts, such as the inclusion of the long-term portion of engineering receivables, that are specifically agreed in writing by Buyer and Seller).

(d) During the sixty (60) day period immediately following receipt of the Net Working Capital Statement (the “Statement Review Period”), Seller and its designees and agents shall have the right to review the Net Working Capital Statement and, upon reasonable notice, to receive copies of all work papers and other documents generated or relied upon by Buyer in connection with the preparation of the Net Working Capital Statement and copies of any books and records of Buyer related to the Net Working Capital Statement, and reasonable access to the personnel involved in the preparation of the same. All such materials shall be subject to the terms and conditions of Section 7.11.

(e) If, within the Statement Review Period, Seller disputes any item(s) on the Net Working Capital Statement, Seller shall give Buyer written notice of such disagreement specifically identifying in reasonable detail the item(s) and amount(s) in dispute and the basis for such dispute (the “NWC Dispute Notice”). The Parties shall use reasonable efforts to reach agreement with respect to such disputed items within fifteen (15) days following the delivery of the NWC Dispute Notice, or such longer period as may be agreed upon in writing by the Parties (such period, the “Resolution Period”). Any item(s) on the Net Working Capital Statement not specifically identified in writing as a disputed item before the end of the Statement Review Period shall be deemed to have been accepted by Seller and shall not be subject to any further dispute, review or change. If the Parties fail to resolve any such disputes with respect to the Net Working Capital Statement within the Resolution Period, the disputed item(s) shall be resolved and, as a result thereof, the amount of the Net Working Capital shall be definitely and finally determined in accordance with the procedures set forth in Section 4.5(f).

(f) Disputes between Seller and Buyer relating to Section 4.5 of this Agreement that cannot be resolved by the Parties in accordance with Section 4.5(e) shall be finally determined by KPMG (the “Accounting Firm”), which shall act as an expert as to accounting matters (and not as an arbitrator) and which shall issue a ruling that shall resolve any dispute and shall be binding and conclusive upon all Parties. Seller and Buyer shall select, by mutual agreement, the Accounting Firm, and the Accounting Firm shall have agreed in writing to serve in such capacity pursuant to the terms herein described, within fifteen (15) days following the end of the applicable Resolution Period. The resolution of any disputed item(s) and the determination of the Closing Net Working Capital shall be completed by the Accounting Firm within thirty (30) days following the date on which the dispute is submitted to it. The Accounting Firm’s determination of the Closing Net Working Capital shall be determined in accordance with GAAP and the reference Net Working Capital statement attached as Annex 4.5(a). The fees and expenses associated with the Accounting Firm’s determination shall be allocated between Seller, on the one hand, and Buyer, on the other hand, in inverse proportion to their success on the matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the Closing Net Working Capital. The Parties agree that the procedure set forth in this Section 4.5(f) for resolving disputes with respect to the Closing Net Working Capital shall be the sole and exclusive method for resolving disputes relating to Section 4.5 of this Agreement that the Parties are unable to resolve in accordance with the procedures set forth in the preceding paragraph; provided, however, that a judgment on the determination made by the Accounting Firm pursuant to this Section 4.5(f) may be entered in and enforced by any court having jurisdiction thereover.

(g) If the Closing Net Working Capital, as finally determined in accordance with this Section 4.5, is greater than the Estimated Closing Net Working Capital by more than $1,000,000 (the amount of such difference in excess of $1,000,000, the “Net Working Capital Surplus”), then Buyer shall cause the members of the Stock Group to remit to Seller an amount equal to the Net Working Capital Surplus together with interest thereon, from the Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(h) If the Closing Net Working Capital, as finally determined in accordance with this Section 4.5, is less than the Estimated Closing Net Working Capital by more than $1,000,000 (the amount of such difference in excess of $1,000,000, the “Net Working Capital Deficit”), Seller shall remit to the members of the Stock Group an amount equal to the Net Working Capital Deficit together with interest thereon from the Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(i) Any payment to Seller or the members of the Stock Group, as the case may be, based on the Closing Net Working Capital shall be made within three (3) Business Days following agreement on, or final determination of, the Closing Net Working Capital, in immediately available funds by (a) wire transfer to such bank account or accounts as Seller (in the case of a Net Working Capital Surplus) may specify, or (b) wire transfer to such bank account or accounts as Buyer (in the case of a Net Working Capital Deficit) may specify. Any payments made under Sections 4.5(b), 4.5(g) and 4.5(h) are independent from any other obligations of Seller to contribute cash to members of the Stock Group, including (x) the obligation to contribute the Required Liquidity under Section 7.5 and (y) under Section 4.6.

4.6 Brazil Working Capital Adjustment.

(a) Not less than ten (10) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer a good faith estimate of Brazil Net Working Capital as of the Effective Time (the “Estimated Closing Brazil Net Working Capital”), the amounts included in which shall be determined in accordance with the reference Brazil Net Working Capital Statement attached as Annex 4.5(a), which sets forth the components of Brazil Net Working Capital and the methodologies, practices, accounting applications and assumptions used in connection with the preparation of the most recent statement of net assets in the Financial Information and the calculation of the Brazil Target Net Working Capital, and which has been prepared in a manner consistent with such methodologies, practices, accounting applications and assumptions. Seller shall provide Buyer with the information specified in Section 4.5(a) on the dates set forth therein and shall calculate the Estimated Closing Brazil Net Working Capital in a manner consistent with the methodologies, practices, accounting applications and assumptions used in the preparation of the reference Brazil Target Net Working Capital statement attached as Annex 4.5(a).

(b) At the Closing:

(i) If the Estimated Closing Brazil Net Working Capital is less than the Target Brazil Net Working Capital, then Seller shall contribute the amount of such shortfall (if any, the “Brazil Net Working Capital Closing Adjustment”) to the members of the Stock Group, on the Closing Date, to such bank account or accounts as Buyer may specify.

(ii) If the Estimated Closing Brazil Net Working Capital is greater than the Target Brazil Net Working Capital, then the members of the Stock Group shall not remit any amount to Seller.

(c) Within ninety (90) days after the Closing Date, Buyer will prepare and deliver to Seller a statement (the “Brazil Net Working Capital Statement”) setting forth the Closing Brazil Net Working Capital, the amounts included in which shall be determined in accordance with GAAP and the reference Brazil Net Working Capital statement attached as Annex 4.5(a); provided, however, that in the event the amounts included in the reference Brazil Net Working Capital statement attached as Annex 4.5(a) do not comply with GAAP, then GAAP shall control (other than with respect to the inclusion or exclusion of certain accounts, such as the inclusion of the long-term portion of engineering receivables, that are specifically agreed in writing by Buyer and Seller).

(d) During the sixty (60) day period immediately following receipt of the Brazil Net Working Capital Statement (the “Brazil Statement Review Period”), Seller and its designees and agents shall have the right to review the Brazil Net Working Capital Statement and, upon reasonable notice, to receive copies of all work papers and other documents generated or relied upon by Buyer in connection with the preparation of the Brazil Net Working Capital Statement and copies of any books and records of Buyer related to the Brazil Net Working Capital Statement, and reasonable access to the personnel involved in the preparation of the same. All such materials shall be subject to the terms and conditions of Section 7.11.

(e) If, within the Brazil Statement Review Period, Seller disputes any item(s) on the Brazil Net Working Capital Statement, Seller shall give Buyer written notice of such disagreement specifically identifying in reasonable detail the item(s) and amount(s) in dispute and the basis for such dispute (the “Brazil NWC Dispute Notice”). The Parties shall use reasonable efforts to reach agreement with respect to such disputed items within fifteen (15) days following the delivery of the Brazil NWC Dispute Notice, or such longer period as may be agreed upon in writing by the Parties (such period, the “Brazil Resolution Period”). Any item(s) on the Brazil Net Working Capital Statement not specifically identified in writing as a disputed item before the end of the Brazil Statement Review Period shall be deemed to have been accepted by Seller and shall not be subject to any further dispute, review or change. If the Parties fail to resolve any such disputes with respect to the Brazil Net Working Capital Statement within the Brazil Resolution Period, the disputed item(s) shall be resolved and, as a result thereof, the amount of the Brazil Net Working Capital shall be definitely and finally determined in accordance with the procedures set forth in Section 4.6(f).

(f) Disputes between Seller and Buyer relating to Section 4.6 of this Agreement that cannot be resolved by the Parties in accordance with Section 4.6(e) shall be finally determined by the Accounting Firm, which shall act as an expert as to accounting matters (and not as an arbitrator) and which shall issue a ruling that shall resolve any dispute and shall be binding and conclusive upon all Parties. Seller and Buyer shall select, by mutual agreement, the Accounting Firm, and the Accounting Firm shall have agreed in writing to serve in such capacity pursuant to the terms herein described, within fifteen (15) days following the end of the applicable Brazil Resolution Period. The resolution of any disputed item(s) and the determination of the Closing Brazil Net Working Capital shall be completed by the Accounting Firm within thirty (30) days following the date on which the dispute is submitted to it. The

Accounting Firm’s determination of the Closing Brazil Net Working Capital shall be determined in accordance with GAAP and the reference Net Working Capital statement attached as Annex 4.5(a). The fees and expenses associated with the Accounting Firm’s determination shall be allocated between Seller, on the one hand, and Buyer, on the other hand, in inverse proportion to their success on the matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the Closing Brazil Net Working Capital. The Parties agree that the procedure set forth in this Section 4.6(f) for resolving disputes with respect to the Closing Brazil Net Working Capital shall be the sole and exclusive method for resolving disputes relating to Section 4.6 of this Agreement that the Parties are unable to resolve in accordance with the procedures set forth in the preceding paragraph; provided, however, that a judgment on the determination made by the Accounting Firm pursuant to this Section 4.6(f) may be entered in and enforced by any court having jurisdiction thereover.

(g) If the Closing Brazil Net Working Capital, as finally determined in accordance with this Section 4.6, exceeds the Estimated Closing Brazil Net Working Capital (the amount of such excess, the “Brazil Net Working Capital Surplus”), then Buyer shall cause the members of the Stock Group to remit to Seller an amount equal to the lesser of (i) the Brazil Net Working Capital Surplus and (ii) the Brazil Net Working Capital Closing Adjustment, in either case together with interest thereon, from the Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(h) If (x) there is no Brazil Net Working Capital Surplus and (y) the Closing Brazil Net Working Capital, as finally determined in accordance with this Section 4.6, is less than the Target Brazil Net Working Capital, then Seller shall remit to the members of the Stock Group an amount equal to the remainder (the “Brazil Net Working Capital Deficit Payment”) of (i) such shortfall minus (ii) the Brazil Net Working Capital Closing Adjustment (if any), together with interest thereon from the Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(i) Any payment to Seller or the members of the Stock Group, as the case may be, based on the Closing Brazil Net Working Capital shall be made within three (3) Business Days following agreement on, or final determination of, the Closing Brazil Net Working Capital, in immediately available funds by (a) wire transfer to such bank account or accounts as Seller (in the case of a Brazil Net Working Capital Surplus) may specify, or (b) wire transfer to such bank account or accounts as Buyer (in the case of a Brazil Net Working Capital Deficit Payment) may specify. Any payments made under Sections 4.6(b), 4.6(g) and 4.6(h) are independent from any other obligations of Seller to contribute cash to members of the Stock Group, including (x) the obligation to contribute the Required Liquidity under Section 7.5 and (y) under Section 4.5 and 4.6.

4.7 India Working Capital Adjustment.

(a) Not less than ten (10) Business Days prior to the India Closing Date, Seller shall cause to be prepared and delivered to Buyer a good faith estimate of the India Net Working Capital as of the India Closing Date (the “Estimated Closing India Net Working Capital”), the amounts included in which shall be determined in accordance with the reference India Net Working Capital Statement attached as Annex 4.5(a), which sets forth the components of India Net Working Capital and the methodologies, practices, accounting applications and assumptions used in connection with the preparation of the most recent statement of net assets in the Financial Information and the calculation of the Target India Net Working Capital, and which has been prepared in a manner consistent with such methodologies, practices, accounting applications and assumptions. Seller shall provide Buyer with the information specified in Section 4.5(a) on the dates set forth therein and shall calculate the Estimated Closing India Net Working Capital in a manner consistent with the methodologies, practices, accounting applications and assumptions used in the preparation of the reference India Net Working Capital statement attached as Annex 4.5(a).

(b) At the Closing (or, in the event of a Delayed India Close Scenario, at the India Reorganization Closing):

(i) If the Estimated Closing India Net Working Capital is less than the Target India Net Working Capital, then Seller shall contribute the amount of such shortfall to the members of the Stock Group, on the India Closing Date, to such bank account or accounts as Buyer may specify.

(ii) If the Estimated Closing India Net Working Capital exceeds the Target India Net Working Capital, then the members of the Stock Group shall remit the amount of such excess to Seller, on the India Closing Date, to such bank account or accounts as Seller may specify.

(c) Within ninety (90) days after the India Closing Date (or, in the event of a Delayed India Close Scenario, the date of the India Reorganization Closing), Buyer will prepare and deliver to Seller a statement (the “India Net Working Capital Statement”) setting forth the Closing India Net Working Capital, the amounts included in which shall be determined in accordance with GAAP and the reference India Net Working Capital statement attached as Annex 4.5(a); provided, however, that in the event the amounts included in the reference India Net Working Capital Statement attached as Annex 4.5(a) do not comply with GAAP, then GAAP shall control (other than with respect to the inclusion or exclusion of certain accounts, such as the inclusion of the long-term portion of engineering receivables, that are specifically agreed in writing by Buyer and Seller).

(d) During the sixty (60) day period immediately following receipt of the India Net Working Capital Statement (the “India Statement Review Period”), Seller and its designees and agents shall have the right to review the India Net Working Capital Statement and, upon reasonable notice, to receive copies of all work papers and other documents generated or relied upon by Buyer in connection with the preparation of the India Net Working Capital Statement and copies of any books and records of Buyer related to the India Net Working Capital Statement, and reasonable access to the personnel involved in the preparation of the same; provided, however, that in the event Buyer delivers the India Net Working Capital Statement pursuant to Section 4.7(c) above within sixty (60) days, then the India Statement Review Period shall be deemed to be the thirty (30) day period immediately following receipt of such India Net Working Capital Statement. All such materials shall be subject to the terms and conditions of Section 7.11.

(e) If, within the India Statement Review Period, Seller disputes any item(s) on the India Net Working Capital Statement, Seller shall give Buyer written notice of such disagreement specifically identifying in reasonable detail the item(s) and amount(s) in dispute and the basis for such dispute (the “India NWC Dispute Notice”). The Parties shall use reasonable efforts to reach agreement with respect to such disputed items within fifteen (15) days following the delivery of the India NWC Dispute Notice, or such longer period as may be agreed upon in writing by the Parties (such period, the “India Resolution Period”). Any item(s) on the India Net Working Capital Statement not specifically identified in writing as a disputed item before the end of the Statement Review Period shall be deemed to have been accepted by Seller and shall not be subject to any further dispute, review or change. If the Parties fail to resolve any such disputes with respect to the India Net Working Capital Statement within the India Resolution Period, the disputed item(s) shall be resolved and, as a result thereof, the amount of the India Net Working Capital shall be definitely and finally determined in accordance with the procedures set forth in Section 4.7(f).

(f) Disputes between Seller and Buyer relating to Section 4.7 of this Agreement that cannot be resolved by the Parties in accordance with Section 4.7(e) shall be finally determined by the Accounting Firm, which shall act as an expert as to accounting matters (and not as an arbitrator) and which shall issue a ruling that shall resolve any dispute and shall be binding and conclusive upon all Parties. Seller and Buyer shall select, by mutual agreement, the Accounting Firm, and the Accounting Firm shall have agreed in writing to serve in such capacity pursuant to the terms herein described, within fifteen (15) days following the end of the applicable Resolution Period. The resolution of any disputed item(s) and the determination of the Closing India Net Working Capital shall be completed by the Accounting Firm within thirty (30) days following the date on which the dispute is submitted to it. The Accounting Firm’s determination of the Closing India Net Working Capital shall be determined in accordance with GAAP and the reference India Net Working Capital statement attached as Annex 4.5(a). The fees and expenses associated with the Accounting Firm’s determination shall be allocated between Seller, on the one hand, and Buyer, on the other hand, in inverse proportion to their success on the matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the Closing India Net Working Capital. The Parties agree that the procedure set forth in this Section 4.7(f) for resolving disputes with respect to the Closing India Net Working Capital shall be the sole and exclusive method for resolving disputes relating to Section 4.7 of this Agreement that the Parties are unable to resolve in accordance with the procedures set forth in the preceding paragraph; provided, however, that a judgment on the determination made by the Accounting Firm pursuant to this Section 4.7 may be entered in and enforced by any court having jurisdiction thereover.

(g) If the Closing India Net Working Capital, as finally determined in accordance with this Section 4.7, is greater than the Estimated Closing India Net Working Capital (the “India Net Working Capital Surplus”), then Buyer shall cause the members of the Stock Group to remit to Seller an amount equal to the India Net Working Capital Surplus together with interest thereon, from the India Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(h) If the Closing India Net Working Capital, as finally determined in accordance with this Section 4.7, is less than the Estimated Closing India Net Working Capital (the “India Net Working Capital Deficit”), Seller shall remit to the members of the Stock Group an amount equal to the India Net Working Capital Deficit together with interest thereon from the India Closing Date through the date on which such amount is remitted, at the Prime Rate on such date of remittance.

(i) Any payment to Seller or the members of the Stock Group, as the case may be, based on the Closing India Net Working Capital shall be made within three (3) Business Days following agreement on, or final determination of, the Closing India Net Working Capital, in immediately available funds by (a) wire transfer to such bank account or accounts as Seller (in the case of an India Net Working Capital Surplus) may specify, or (b) wire transfer to such bank account or accounts as Buyer (in the case of an India Net Working Capital Deficit) may specify. Any payments made under Sections 4.7(b), 4.7(g) and 4.7(h) are independent from any other obligations of Seller to contribute cash to members of the Stock Group, including (x) the obligation to contribute the Required Liquidity under Section 7.5 and (y) under Section 4.5 and 4.6.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as expressly set forth in reasonable detail in the applicable referenced section or subsection (or in another separate section or subsection to the extent such information is disclosed with sufficient detail and in such a way as to make its relevance to the information called for by such other section reasonably clear on its face) of the disclosure letter delivered by Seller to Buyer (the “Disclosure Letter”), Seller represents and warrants to Buyer, as to itself and the Visteon Sale Entities that, as of the date of this Agreement and the Closing Date:

5.1 Organization, Existence and Standing. Each Visteon Sale Entity is (or, solely with respect to the Newcos, at the Closing will be) a corporation or other legal entity duly incorporated or formed and validly existing under the Laws of the jurisdiction of its incorporation or formation and has full corporate or organizational power and authority to (a) own or lease the Business Assets and Transferred Stock and Assets owned or leased by it and (b) carry on the Business as now conducted by it. Seller has made available to Buyer true and complete copies of (i) the certificates of incorporation or equivalent organizational or governing document of each Visteon Sale Entity and (ii) the by-laws or equivalent organizational or governing document of each Visteon Sale Entity, each as in effect as of the date hereof. Each of the foregoing certificates of incorporation and by-laws or equivalent organizational or governing documents of each Visteon Sale Entity is in full force and effect, and no Visteon Sale Entity is in violation of any of the provisions of such documents.

5.2 Qualification. Each Visteon Sale Entity is (or, solely with respect to the Newcos, at the Closing will be) duly qualified or licensed to do business and is in good standing (in each case, as applicable under relevant Law) in all jurisdictions where the nature of the Business Assets and Transferred Stock and Assets owned or leased by it, or the conduct of the Business conducted by it, requires it to be qualified or licensed, except where the failure to be qualified or licensed would not reasonably be expected to be Material. None of the Newcos has held any assets, liabilities or obligations except as expressly provided in the Reorganization.

5.3 Capitalization.

(a) At the Closing, (i) all of the issued and outstanding shares of the Blossom HoldCo will be duly authorized, validly issued and fully paid, (ii) all of such shares will be issued in compliance with all applicable Law, (iii) none of such shares will be subject to any option or similar right on such shares, (iv) all of such shares shall have been issued without any depositary rights (certificaten) in respect of such shares and (v) all of such shares will be owned, beneficially and of record, by VIHI (100%) free from all rights of pledge (pandrechten) and rights of usufruct (rechten van vruchtgebruik) and other limited rights (beperkte rechten), including charges (beslagen). At the Closing, Blossom HoldCo will have been validly formed and will be validly existing as a besloten vennootschap met beperkte aansprakelijkheid.

(b) At the Closing, (i) all of the issued and outstanding shares of the Blossom Minority HoldCo will be duly authorized, validly issued and fully paid, (ii) all of such shares will be issued in compliance with all applicable Law, (iii) none of such shares will be subject to any option or similar right on such shares, (iv) all of such shares shall have been issued without any depositary rights (certificaten) in respect of such shares and (v) all of which will be owned, beneficially and of record, by Blossom HoldCo (100%) free from all rights of pledge (pandrechten) and rights of usufruct (rechten van vruchtgebruik) and other limited rights (beperkte rechten), including charges (beslagen). At the Closing, Blossom Minority HoldCo will have been validly formed and will be validly existing as a besloten vennootschap met beperkte aansprakelijkheid.

(c) At the Closing, the registered capital of Argentina Newco will consist of a quantity of shares with a value equivalent to the aggregate value of the assets transferred into Argentina Newco pursuant to the Reorganization. All such shares will be (i) duly authorized, validly issued, fully paid and nonassessable, (ii) issued in compliance with all applicable Law; and (iii) owned, beneficially and of record, by the Blossom HoldCo (90%) and the Blossom Minority HoldCo (10%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(d) At the Closing, the registered capital of Brazil Newco will consist solely of issued and outstanding quotas (i) all of which will be duly authorized, validly issued, fully paid and nonassessable; (ii) all of which will be issued in compliance with all applicable Law and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (99.99%) and the Blossom Minority HoldCo (0.01%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(e) The registered capital of VADOO consists solely of 20,000 Croatian Kunas, of which 1 share is issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law; and (iii) all of which are owned, beneficially and of record, by VIHI (100%) free and clear of any Liens (other than transfer and other restrictions under applicable applicable local laws). At the Closing, the registered capital of VADOO will consist of 20,000 Croatian Kunas of which 1 share will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(f) At the Closing, the registered capital of Germany Newco will consist solely of 25,000 shares with a nominal value of EUR 1 each, (i) all of which will be duly authorized, validly issued, fully paid and nonassessable and the registered capital shall not have been repaid in whole or in part, (ii) all of which will be issued in compliance with all applicable Law and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (100%) free and clear of any Liens (other than transfer and other restrictions under foreign Laws).

(g) The registered capital of VMSAS consists solely of 41,057,000 Moroccan Dirhams and 4,105,700 shares of VMSAS are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by Visteon Holdings Hungary, Kft, a limited liability company formed under the laws of Hungary (99%) and VHESL (1%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VMSAS will consist of 41,057,000 Moroccan Dirhams and 4,105,700 shares of VMSAS will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (99%) and VHESL (1%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(h) The registered capital of VP consists solely of 70,550,002 Polish zlotys, of which 18,565,790 ordinary registered shares (akcje imienne) are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by Visteon Holdings Hungary, Kft, a limited liability company formed under the laws of Hungary (99.74%) and certain individual shareholders (0.26%), free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VP will consist of 70,550,002 Polish zlotys and 18,565,790 ordinary registered shares (akcje imienne) will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which, except as set forth on Schedule 5.3(h)(iii), will be owned, beneficially and of record, by the Blossom HoldCo (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(i) The charter capital of OOOVR consists solely of 28,000 Rubles and 2 of OOOVR’s participation interests are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by VIHI (99.5%) and VEHC (0.5%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the charter capital of OOOVR will consist of 28,000 Rubles and 2 of OOOVR’s participation interests will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (99.5%) and the Blossom Minority HoldCo (0.5%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(j) The registered capital of VIS consists solely of € 4,135,891 and 2 ownership interests are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by VIHI (99.98187% corresponding to the amount of € 4,135,141 into the registered capital of VIS) and VEHC (0.01813% corresponding to the amount of € 750 into the registered capital of VIS) free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VIS will consist of € 4,135,891 and 2 ownership interests will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (99.99% corresponding to the amount of € 4,135,141 into the registered capital of VIS) and the Blossom Minority HoldCo (0.01% corresponding to the amount of € 750 into the registered capital of VIS) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(k) The registered capital of VHESL is set out at € 15,793,300, divided into 157,933 quotas of € 100 of nominal value each, numbered 1 to 157,933 both inclusive, all of which are of a single class, (i) all of which are duly authorized, validly issued, fully subscribed and paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by VEHC (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VHESL will consist of € 15,793,300, divided into 157,933 quotas of € 100 of nominal value each, numbered 1 to 157,933 both inclusive, all of which will be of a single class, (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(l) The registered capital of PVI consists solely of Rp. 2,134,000,000, of which 2,500 shares are issued, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by VIHI (70%) and VEHC (30%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of PVI will consist of Rp. 2,134,000,000, of which 2,500 shares will be issued (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (70%) and the Blossom Minority HoldCo (30%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(m) At the Closing, the entire issued share capital of Japan Newco will (i) have been duly authorized, validly issued, fully paid and nonassessable, (ii) have been issued in compliance with all applicable Law and (iii) will be owned, beneficially and of record, by the Blossom HoldCo (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(n) The registered capital of VIK consists solely of common stock, of which 1,699,681 shares are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) 865,138 shares of which, representing 50.90% of the total outstanding capital, are owned, beneficially and of record, by VIHI free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VIK will consist of solely of common stock, of which 1,699,681 shares will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) 865,138 shares of which, representing 50.90% of the total outstanding capital, will be owned, beneficially and of record, by the Blossom HoldCo free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(o) The registered capital of VTL consists solely of Thai Baht 562,000,000, of which 5,620,000 shares are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by VIHI (91.1031%), VAHI (8.8968%), VAHL (0.00002%), VHLLC (0.00002%), VDHL (0.00002%), VEHC (0.00002%), and VSL (0.00002%), free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VTL will consist of solely of Thai Baht 562,000,000, of which 5,620,000 shares will be issued and outstanding (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by the Blossom HoldCo (99.9999%), Blossom Minority HoldCo (.00005%) and a Person (which, upon consummation of the Reorganization, shall be a member of the Stock Group) to be designated in writing by Buyer (.00005%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(p) The registered capital of VSIESL is set out at € 15,285,000, divided into 152,850 quotas of € 100 of nominal value each, numbered 1 to 152,850 both inclusive, all of which are of a single class, (i) all of which are, and at the Closing will continue to be, duly authorized, validly issued, fully subscribed and paid and non-assessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are, and at the Closing will continue to be, owned, beneficially and of record, by VHESL (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(q) The registered capital of CESA is set out at € 14,015,320, divided into 2,332,000 shares of € 6.01 of nominal value each, numbered 1 to 2,332,000 both inclusive, all of which are of a single class, (i) all of which are, and at the Closing will continue to be, duly authorized, validly issued, fully subscribed and paid and non-assessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are, and at the Closing will continue to be, owned, beneficially and of record, by VHESL (100%) free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(r) The registered capital of VSIP consists solely of 500,000 Indian Rupees, of which 50,000 shares of 10 Indian Rupees each are issued and outstanding, (i) all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) all of which were issued in compliance with all applicable Law and (iii) all of which are owned, beneficially and of record, by HVCC (99.99%) and Mr. Y.H. Park (nominee shareholder for HVCC) (0.01%), free and clear of any Liens (other than transfer and other restrictions under applicable local laws). At the Closing, the registered capital of VSIP will consist of solely equity shares (i) all of which will be duly authorized, validly issued, fully paid and nonassessable, (ii) all of which will have been issued in compliance with all applicable Law; and (iii) all of which will be owned, beneficially and of record, by Blossom HoldCo (99.99%) and Blossom Minority HoldCo (nominee shareholder for Blossom HoldCo) (0.01%), free and clear of any Liens (other than transfer and other restrictions under applicable local laws).

(s) At the Closing, there will be no direct or indirect Subsidiaries of the Blossom HoldCo other than the entities listed in Section 5.3(b)-5.3(r). No member of the Stock Group owns, directly or indirectly, any capital stock or any other equity interest in any Person except for such entities.

(t) There are no (i) outstanding securities (whether debt or equity) convertible into or exercisable or exchangeable for any capital stock or equity interests in any member of the Stock Group, (ii) outstanding options, warrants, preemptive rights or other rights permitting or requiring any Person to subscribe for, or acquire or purchase, or permitting any member of the Stock Group to issue, any other equity securities, (iii) obligations of any member of the Stock Group to repurchase, redeem or otherwise acquire any capital stock or equity interests of the Stock Group, (iv) voting trusts or similar arrangements to which any member of the Stock Group is a party with respect to the voting of the capital stock of any member of the Stock Group, or (v) outstanding bonds, debentures, notes or other Indebtedness of any member of the Stock Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders may vote.

(u) Set forth on Schedule 5.3(u) of the Disclosure Letter is the total Indebtedness of VIK as of March 31, 2014 (the “VIK Indebtedness”), including a complete and accurate description thereof.

5.4 Corporate Authority. Each Visteon Sale Entity has all requisite power and authority to enter into this Agreement, and, at the Closing, will have all requisite power and authority to enter into the Related Agreements to which it is a party, and to carry out its obligations hereunder (including the Reorganization) and thereunder. Each Visteon Sale Entity has taken all actions needed to execute, deliver and consummate this Agreement and, at the Closing will have taken all actions needed to execute, deliver and consummate the Related Agreements, and to perform its obligations hereunder and thereunder, and no other proceedings or actions on the part of it is necessary to authorize such execution, delivery and performance. This Agreement has been, and each of the Related Agreements at the Closing will be, duly executed by each Visteon Sale Entity that is a party thereto and, assuming due execution by Buyer and its Affiliate designees party thereto, will constitute the legal, valid and binding obligations of each Visteon Sale Entity (to the extent they are a party to this Agreement or a Related Agreement), enforceable against them in accordance with the terms of this Agreement and the Related Agreements, except as applicable bankruptcy, insolvency, reorganization or similar Laws relating to enforcement of creditors’ rights and remedies or other equitable principles limit enforceability.

5.5 Financial Information.

(a) Attached to Schedule 5.5(a) of the Disclosure Letter is a true and complete copy of the Financial Information, which includes copies of an unaudited combined statement of net assets of the Business to be transferred as at December 31, 2013 (the “Financial Information Date”) and the related unaudited combined statements of revenues less expenses of the Business for the year then ended.

(b) The Financial Information was derived from the books and records of the Visteon Sale Entities, prepared in accordance with the Seller Policy Manual and consistently with past practice, and presents fairly, in all material respects, the financial condition of the Business as of the dates shown, and the results of the operations of the Business for the periods then ended.

5.6 Real Property.

(a) The address of each parcel of real property that is used in the Business and owned by any Visteon Sale Entity is set forth on Schedule 5.6(a) of the Disclosure Letter (collectively, the “Owned Real Property”). Except as set forth on Schedule 5.6(a) of the Disclosure Letter, a Visteon Sale Entity has good, valid and marketable title to each parcel of Owned Real Property and to all of the buildings, structures and other improvements thereon, free and clear of all Liens, except for Real Property Permitted Exceptions. Seller has Delivered to Buyer copies of any title insurance policies currently insuring each parcel of Owned Real Property and copies of the most recent surveys of the same to the extent that such documents are in the possession of Seller or any of its Affiliates.

(b) Schedule 5.6(b) of the Disclosure Letter sets forth the address of each parcel of leasehold or sub-leasehold estate and any and all other rights to use or occupy any land, buildings, structures, improvements or other interest in real property held by or for a Visteon Sale Entity that is used in the Business (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), as well as a true and complete list of all leases, licenses, subleases and other occupancy agreements, together with any amendments or modifications thereto and any documents or instruments affecting in any material respect the rights or obligations thereunder of any of the parties thereto, pursuant to which the Visteon Sale Entity party thereto has the right to use or occupy the Leased Real Property (the “Tenant Leases”). With respect to each parcel of Leased Real Property, (i) each Tenant Lease is legal, valid, binding and enforceable against the lessor thereunder and is in full force and effect and has not been modified; (ii) neither the Visteon Sale Entity that is a party thereto nor, to Seller’s Knowledge, any other party to such Tenant Lease, is in breach or default under such lease; (iii) the possession and quiet enjoyment of the Leased Real Property under any Tenant Lease by the Visteon Sale Entity that is a party thereto has not been disturbed; (iv) the Visteon Sale Entity that is a party thereto has not subleased, licensed, or otherwise granted any Person the right to use or occupy such parcel of Real Property or any portion thereof, or collaterally assigned or granted any other Lien in any such lease or any interest therein; (v) the Visteon Sale Entity that is a party thereto has a valid leasehold interest in such Tenant Lease and the improvements thereon, free and clear of all Liens, except for Real Property Permitted Exceptions; (vi) all required deposits and rents due to date pursuant to each Tenant Lease have been paid in full; and (vii) the Visteon Sale Entity that is a party thereto has not prepaid rent or any other amounts due under a Tenant Lease more than thirty (30) days in advance.

(c) The Real Property constitutes all of the real property used by any Visteon Sale Entity in connection with the operation of the Business. All improvements, systems, equipment, machinery and fixtures on the Owned Real Property generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained ordinary wear and tear excepted. With respect to the Real Property, (i) there are no rights of first refusal, reversionary rights, purchase options, rights of first offer and the like, recorded or unrecorded, affecting any portion of the Real Property; and (ii) the Real Property and its continued use, occupancy and operation as currently used, occupied and operated, does not in any material respect constitute a nonconforming use under any applicable building, zoning, subdivision and other land use and similar Laws.

(d) The Visteon Sale Entities have not received any written notice of any condemnation, requisition or taking by a Governmental Authority with respect to the Real Property, and there are no pending or, to Seller’s Knowledge, threatened condemnation or eminent domain proceedings involving the Real Property.

5.7 Personal Property; Inventory.

(a) A Visteon Sale Entity has good, valid and marketable title to all of the Personal Property included in the Business Assets and Transferred Stock and Assets free and clear of all Liens, except for Personal Property Permitted Exceptions.

(b) (i) All Inventory is merchantable and saleable in the ordinary course of business consistent with past practice, (ii) all Inventory is of a quantity consistent with the quantity levels maintained in the ordinary course of business consistent with past practice, taking into account the seasonality of the Business, (iii) all Inventory has been priced at the lower of cost or market in accordance with GAAP and the Seller Policy Manual, applied consistently in the same manner as the Financial Information, (iv) no customer or distributor of any Visteon Sale Entity has the right to return for credit or refund items that, if returned, would be included in any Visteon Sale Entity’s Inventory pursuant to any agreement, understanding or practice of such Visteon Sale Entity with respect to taking back any product (other than with respect to defective products), (v) no Visteon Sale Entity is in possession of any inventories not owned by the Visteon Sale Entities, including goods already sold and (vi) other than Inventory held at warehouses or third-party processors in the ordinary course of business, there is no product of any Visteon Sale Entity in the possession of customers or distributions of any Visteon Sale Entity on consignment or on a similar basis.

5.8 Condition and Sufficiency of Transferred Stock and Assets; Business Assets.

(a) Except for reasonable wear and tear, the Transferred Stock and Assets currently used in the operation of the Business are in good operating condition and repair and are suitable for the conduct of the Business as currently conducted.

(b) the Transferred Stock and Assets, together with the goods and services to be provided pursuant to the Transition Services Agreement, the Contract Manufacturing Agreement, the IP Agreement, the IT Services Agreement, the Purchase and Supply Agreement and the Brazil Lease, (i) comprise all the material assets used or held for use by the Visteon Sale Entities or any of their Affiliates in connection with the operation of the Business and (ii) constitute all the material assets necessary for the operation and conduct of the Business by Buyer and its Affiliated designees immediately following the Closing in substantially the same manner as presently conducted.

(c) As of the Closing, all of the Business Assets (other than to the extent any Business Contracts are treated as Non-Assignable Contracts in accordance with the terms of Section 2.4(b)) will be owned by members of the Stock Group other than to the extent transferred to Buyer or its Affiliates pursuant to the IP Agreement.

(d) The US Transferors do not own any Business Assets other than Proprietary Rights that are transferred pursuant to the IP Agreement and Spanish Accounts Receivable.

5.9 Contracts.

(a) Schedule 5.9(a) of the Disclosure Letter sets forth a complete and correct list of the following types of Contracts to which a Visteon Sale Entity is party, or by which it or any of its assets is bound, in effect as of the date of this Agreement used primarily to conduct the Business or related to the Transferred Stock and Assets, except (other than in respect of clause (x) below) purchase orders that are electronically generated from the purchasing system of a Visteon Sale Entity or a customer, supplier or vendor (collectively, “Material Contracts”):

(i) any Contract with a Material Customer or a Material Supplier under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(ii) any Contract under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(iii) any Contract relating to any direct or indirect Indebtedness (including any Contract by which a Visteon Sale Entity guarantees, endorses or otherwise becomes or is contingently liable for the Indebtedness or other Liabilities of any other Person) or any equipment lease agreements or security arrangements with respect to personal property under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(iv) any mortgage, pledge, security agreement, factoring agreement or other agreement under which any Liens are created on any of the Transferred Stock and Assets in an amount in excess of $750,000;

(v) any consulting or management services contract or any confidentiality or proprietary rights agreements under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(vi) any Contract with any sales agent, sales representative, franchisee or distributor under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(vii) any Contract under which the payment of royalties or similar payments may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(viii) any Contract with any current officer or director of the Visteon Sale Entities or Contracts with any past officers or directors of the Visteon Sale Entities, under which the Visteon Sale Entities are, as of the date of this Agreement, making payments or contingently liable to the past officer or director (including any indemnification agreements);

(ix) any Contract with any Governmental Authority under which payments to or by any Visteon Sale Entity may exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(x) any Contract between Seller or any of its Affiliates, on the one hand, and any other Affiliate of Seller, on the other hand, that will not be terminated effective as of the Closing Date without any executory obligations or contingent liabilities of any kind;

(xi) to Seller’s Knowledge, any Contract for the sale of any material assets, material property or material rights;

(xii) any Contract that materially limits the freedom of any Visteon Sale Entity to compete in any line of business or with any Person or in any area, or to enter into new lines of business;

(xiii) any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute which has not been fully performed, in each case providing for aggregate payments under each such Contract in excess of $750,000 during its remaining term following the Closing Date;

(xiv) any Contracts relating to capital expenditures, including for purchases of equity, assets or properties of another Person (other than purchase orders for such items in the ordinary course of business), in each case requiring aggregate payments in excess of $750,000 during its remaining term following the Closing Date;

(xv) any joint venture, partnership, strategic alliance, limited liability company, teaming, cooperation and any other similar Contract involving a sharing of profits or losses, costs or liabilities or any other Contract that relates to the formation, creation, operation, disposition, management or control of any Person that is a legal entity;

(xvi) any Contract pertaining to the Proprietary Rights (other than a Contract for the use of off-the-shelf commercially available software) under which payments by any Visteon Sale Entity exceed $750,000 in any calendar year or $5,000,000 in the aggregate;

(xvii) any Contract for the lease, sublease, license or occupancy of real property;

(xviii) any quick pay agreement or other form of discount tied to the prepayment of a receivable;

(xix) any currency exchange, interest rate exchange or other hedging agreement Contracts; and

(xx) any Contract other than as set forth above to which any Visteon Sale Entity is a party or by which it or any of its assets is bound or subject that is Material.

(b) Each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms as to the respective Visteon Sale Entity that is a party to that Agreement, and to Seller’s Knowledge, the other parties to the Material Contract.

(c) Each Visteon Sale Entity has in all material respects performed and is performing all its obligations under the Material Contracts to which it is a party.

(d) No Visteon Sale Entity, nor, to Seller’s Knowledge, any other party, is in default of any material obligation under any of the Material Contracts to which such Visteon Sale Entity is a party.

(e) Neither Seller nor any Visteon Sale Entity has received any written notice or, to Seller’s Knowledge, oral notice of default under any of the Material Contracts, nor has any event occurred that would breach, violate, conflict with or constitute a default (with or without due notice or lapse of time or both) under, or result in a loss of a benefit under, or give rise to any fee, obligation, Lien or right of termination, consent, acceleration, cancellation or other adverse alteration in the rights under (each of the foregoing, a “Default”) by any Visteon Sale Entity under any Material Contract to which such Visteon Sale Entity is a party.

(f) Neither Seller nor any Visteon Sale Entity has received any written notice or, to Seller’s Knowledge, oral notice (i) of the intention of any party to terminate any Material Contract or (ii) of any dispute, claim or controversy under any Material Contract that has not been resolved in all material respects as of the date of this Agreement.

5.10 Proprietary Rights. Except as otherwise provided in Schedule 5.10 of the Disclosure Letter:

(a) A Visteon Sale Entity owns, licenses or otherwise possesses legally enforceable rights to use all the Proprietary Rights used in the operation of the Business as currently conducted and as contemplated to be conducted, and such ownership, licenses, or other rights in the Proprietary Rights will continue to be valid and in full force and effect after the execution, delivery and performance of this Agreement.

(b) No Visteon Sale Entity, nor, to Seller’s Knowledge, any other party, is in default of any material obligation under any license, sublicense or other agreement relating to the Proprietary Rights.

(c) The Proprietary Rights are free of Liens and fully assignable to any Person without payment, consent of any Person or other condition or restriction.

(d) The Visteon Sale Entities have not granted any right or interest to any Person in connection with any of the Proprietary Rights.

(e) The Visteon Sale Entities are not obligated to pay any amount to any Person in order to use any of the Proprietary Rights.

(f) Except for patent prosecutions in various patent offices:

(i) none of the Proprietary Rights are subject to any pending or, to Seller’s Knowledge, threatened challenge, claim or dispute; and

(ii) none of the Proprietary Rights have during the prior five (5) years been the subject of any challenge, claim or dispute.

(g) All of the Proprietary Rights are subsisting, and none of the Proprietary Rights are subject to any outstanding Order, decree, judgment or stipulation, or has been adjudged invalid or unenforceable.

(h) (i) the operation of the Business does not infringe upon, misappropriate or otherwise violate any Third Party’s proprietary rights and (ii) to Seller’s Knowledge, none of the Proprietary Rights are being infringed by any Third Party.

(i) No Third Party has notified a Visteon Sale Entity during the prior five (5) years that it believes the Business or the Proprietary Rights infringe, misappropriate or otherwise violate any proprietary right of such Third Party.

(j) The Visteon Sale Entities have taken all commercially reasonable steps to maintain the confidentiality of all Proprietary Rights that are proprietary processes, material trade secrets or other non-public proprietary information, and to Seller’s Knowledge, no unauthorized disclosure of any such information has occurred.

(k) Schedule 5.10(k) of the Disclosure Letter sets forth all: (a) rights to software used under an existing license that permits Visteon to assign such rights (or portions thereof) to Buyer (“Assignable Software”), (b) rights to software used under an existing license permitting Visteon to provide software related services to Buyer for a limited period and (c) rights to software used under an existing license that does not permit Seller to assign such rights (or portions thereof) to Buyer.

(l) Each of the Visteon Sale Entities, as the case may be, owns or has rights to access and use all IT Systems used to process, store, maintain and operate data, information and functions used in connection with the Business or otherwise necessary for the conduct of the Business, including systems to operate payroll, accounting, billing/receivables, payables, inventory, asset tracking, customer service and human resources functions.

(m) The Visteon Sale Entities have taken all reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

(n) The IT Systems used in the operation of the Business are adequate in all material respects for their intended use and for the operation of the Business as currently operated by the Visteon Sale Entities, and are in good working condition (normal wear and tear excepted), and, to Seller’s Knowledge, there has not been any material malfunction with respect to any such IT Systems since January 1, 2013 that has not been remedied or replaced in all material respects.

(o) (i) none of the Visteon Sale Entities have collected or used any customer information in violation of a contractual obligation with such customer, and (ii) to Seller’s Knowledge, no person has gained unauthorized access to or made any unauthorized use of any customer information.

5.11 Taxes.

(a) Each of the Visteon Sale Entities has materially complied with any and all applicable Tax Laws and timely filed (after giving effect to applicable extensions) all required material Tax Returns with respect to the Business and the Transferred Stock and Assets. All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by each of the Visteon Sale Entities with respect to the Business and the Transferred Stock and Assets have been timely and fully paid except such Taxes that are not due and payable and for which adequate reserves (determined in accordance with Seller’s historic accounting principles) have been provided for in the Financial Information and are listed on Annex 2.2(u).

(b) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the Transferred Stock and Assets.

(c) Each of the Visteon Sale Entities has withheld and paid all material Taxes required to be withheld with respect to amounts paid or owing to any employee, creditor, independent contractor or other Person.

(d) No Taxing Authority: (i) is auditing any material Taxes or material Tax Return of any Visteon Sale Entity with respect to the Business or the Transferred Stock and Assets; (ii) has indicated in writing an intent to open an audit or other material review; or (iii) has asserted any material deficiencies, proposed adjustments, or assessments with respect to any Visteon Sale Entity related to the Business or the Transferred Stock and Assets.

(e) No member of the Stock Group has executed any outstanding agreements, consents or waivers extending the statutory period of limitations applicable to the assessment of any material Taxes or deficiencies against it.

(f) No written claim has been made by any Taxing Authority with respect to the Business in a jurisdiction where any Visteon Sale Entity has not filed a Tax Return that it is or may be subject to Taxes by such jurisdiction.

(g) No member of the Stock Group is a party to or is bound by any Tax indemnity, Tax sharing or Tax allocation agreement or any agreement or arrangement relating to payment for Tax losses, entitlements to refunds or similar Tax matters.

(h) No member of the Stock Group (i) has a permanent establishment in any country other than the country in which such member is incorporated or organized, (ii) is resident in any such other country, or (iii) engages in a trade or business in any such other country such that such member is required to file Tax Returns in such other country.

(i) There are no powers of attorney (that are currently in force) which have been granted with respect to Taxes by any member of the Stock Group.

(j) No member of the Stock Group has any Liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(k) No member of the Stock Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

(l) No member of the Stock Group is a passive foreign investment company as defined under Sections 1291 and 1298 of the Code. No member of the Stock Group has recognized (through the Closing Date) a material amount of Subpart F income as defined in Section 952 of the Code during any taxable year of such entity that includes but does not end on the Closing Date.

(m) Other than with respect to the entities set forth on Schedule 5.11(m) of the Disclosure Letter, no entity classification elections have been made under Treasury Regulation Section 301.7701-3 to treat any member of the Stock Group as an entity other than its default classification for U.S. federal income tax purposes, and any such classification elections will be restored to the respective entity’s default classification prior to Closing.

(n) OOOVR is, and has at all times been, compliant with all industrial assembly regime requirements under Joint Order No. 73/ 81/ 58n of 15 April 2005 issued by the Ministry of Economic Development and Trade, Ministry of Industry and Energy and Ministry of Finance (IA Regulation), IA Agreement of 7 April 2010 # 5498-OC/ 25 and IA Agreement of 22 December 2011 # C-1133-OC/ 25 that provide for favorable customs duty rates in Russia and Seller has no Knowledge of the existence or occurrence of any facts or circumstances that may adversely impact the preferential treatment enjoyed by OOOVR pursuant to the industrial assembly regime in Russia.

5.12 Environmental Matters. Except for matters set forth in Schedule 5.12 of the Disclosure Letter:

(a) To Seller’s Knowledge, the operations of the Business, the Owned Real Property, the Leased Real Property and each of the Visteon Sale Entities are and have been in compliance with all Environmental Laws and all Occupational Safety and Health Laws in all material respects.

(b) To Seller’s Knowledge, the Visteon Sale Entities have obtained and are in material compliance with all Environmental Permits required to conduct the Business operations and in connection with the Owned Real Property, the Leased Real Property and the Business Assets and there are no pending, unresolved or, to Seller’s Knowledge, threatened Environmental Claims or Environmental, Health and Safety Liabilities with respect to such Environmental Permits.

(c) There are no Environmental Claims pending or, to Seller’s Knowledge, threatened against the Business or any of the Business Assets or against any of the Visteon Sale Entities or, to Seller’s Knowledge, any predecessor in interest in connection with the Business, any of the Business Assets, any Owned Real Property or any Leased Real Property.

(d) There is not now nor to Seller’s Knowledge has there been in the past, on, in or under any Owned Real Property or the Leased Real Property or any locations where the

Visteon Sale Entities conducted Business operations (i) any underground storage tanks or above ground storage tanks, (ii) any landfills, (iii) any asbestos-containing materials, (iv) any polychlorinated biphenyls, (v) chlorinated solvents or (vi) any radioactive substances.

(e) To Seller’s Knowledge, no Liens in favor of a Governmental Authority arising under Environmental Laws are pending or, to Seller’s Knowledge, threatened, affecting, in any respect, the Business, the Owned Real Property, the Leased Real Property or any of the Business Assets.

(f) To Seller’s Knowledge, no Environmental Law regulates the transfer of, or requires the submission of a notice of transfer of the Business, the Business Assets, the Stock, the Owned Real Property or the Leased Real Property in connection with the consummation of the transactions contemplated by this Agreement, except for Environmental Laws that may apply to the transfer of Environmental Permits.

(g) To Seller’s Knowledge, there have not been any Releases of Hazardous Materials on, from, at or migrating to, nor are any Hazardous Materials present at, the Owned Real Property or the Leased Real Property or any other locations used by any Visteon Sale Entity for operation of the Business prior to the Closing Date in violation of Environmental Law or Occupational Safety and Health Law or that would otherwise be likely to result in an Environmental Claim or Environmental, Health and Safety Liabilities or require a Response Action by any Visteon Sale Entity, the Business or any of the Business Assets pursuant to Environmental Law or Occupational Safety and Health Law.

(h) To Seller’s Knowledge, there are no substances or conditions in, under, or on the Owned Real Property or the Leased Real Property, or any other locations used by the Visteon Sale Entities for operation of the Business prior to the Closing Date, that would reasonably be expected to support an Environmental Claim, require a Response Action or result in Environmental, Health and Safety Liabilities against Seller, any Visteon Sale Entity, the Business or Buyer under any Environmental Law or that would require a Response Action.

(i) Neither any of the Visteon Sale Entities, the Business, nor, to Seller’s Knowledge, any predecessor in interest of the foregoing, nor any of their officers, employees, or agents, have at any time generated or arranged for the transportation from the Owned Real Property or the Leased Real Property or any other locations used by the Visteon Sale Entities for operation of the Business prior to the Closing Date, any Hazardous Materials that have been transported to or disposed of in any landfill or other facility that is either the subject of a Response Action or is proposed to be listed on any state or federal list of contaminated properties.

(j) Neither the Visteon Sale Entities, nor to Seller’s Knowledge, any predecessor in interest of the foregoing, or the Business has entered into or agreed to, or is subject to any contract or other agreement, that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Governmental Authority or any other Person for or against any Response Action, Environmental, Health and Safety Liabilities or any Environmental Claim for which Seller or any Visteon Sale Entity is not otherwise responsible.

(k) To Seller’s Knowledge, the Visteon Sale Entities have Delivered to Buyer all material documents in their possession or control relating to environmental conditions on the Owned Real Property, Leased Real Property or otherwise relating to the Liabilities of the Business under Environmental Laws.

5.13 Product Warranty; Product Liability.

(a) (i) There are no defects in the design, construction, manufacturing, support or installation of any of the products (including the packaging and advertising related thereto) designed, formulated, manufactured, processed, distributed, sold, placed in the stream of commerce, supported or installed by the Business (or any predecessor in interest) (each a “Product”). The Products have been designed and manufactured in compliance with all regulatory, engineering, industrial and other codes, Laws, contractual obligations, product specifications and all express and implied warranties, and there are no statements, citations or decisions by any Governmental Authority received by or in the possession of any Visteon Sale Entity that indicate that any Product is unsafe or fails to meet any standards promulgated by such Governmental Authority or any other body; (ii) no Visteon Sale Entity has recalled any Product (whether voluntary or required by applicable Law), issued any post-sale warning with respect to any of the Products, or received notice of any defect in any Product, any claim of personal injury, death, or property or economic damages in connection with any Product, or any claim for injunctive relief in connection with any Product and (iii) there are no facts that are reasonably likely to give rise to a recall of any Product or to give rise to a future claim of Product liability, including personal injury, death, or property or economic damages, or a claim for injunctive relief in connection with any Product, and no such claims are currently pending.

(b) There is no Proceeding relating to any Product pending or, to Seller’s Knowledge, threatened against the Visteon Sale Entities or the Business. Neither the Visteon Sale Entities nor the Business has any Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product, and neither the Visteon Sale Entities nor the Business has committed any act or failed to take any action which would result in, and there has been no occurrence which would give rise to or form the basis of, any product liability or Liability for breach of warranty with respect to Products.

5.14 No Breach of Contract; No Violations of Law; No Prior Approval. Except as set forth in Schedule 5.14 of the Disclosure Letter, the execution, delivery and performance of this Agreement or any Related Agreement and the consummation of the transactions contemplated hereby, including the Reorganization, and thereby will not:

(a) Constitute a Default of or under:

(i) the applicable Governing Documents of the Visteon Sale Entities or any member of the Stock Group;

(ii) any agreement or instrument to which the Visteon Sale Entities or any member of the Stock Group is a party (including any of the Material Contracts, the Tenant Leases or the Proprietary Rights Contracts), except for such Defaults as would not reasonably be expected to be Material; or

(iii) any Law applicable to Seller the Visteon Sale Entities, any member of the Stock Group or the Transferred Stock and Assets, other than Defaults that would not reasonably be expected to be Material;

(b) violate any Order, judgment or decree of any court or any Governmental Authority applicable to the Visteon Sale Entities, any member of the Stock Group or any of the Transferred Stock and Assets;

(c) create a Lien upon any of the Transferred Stock and Assets; or

(d) require a filing with or Permit from any Governmental Authority, except any filing required by Antitrust Law or any filing that would not reasonably be expected to be Material.

5.15 Litigation.

(a) Other than as set forth on Schedule 5.15(a) of the Disclosure Letter, there is no pending or, to Seller’s Knowledge, threatened Proceeding relating to the Business or any of the Transferred Stock and Assets as of the date hereof.

(b) There is no existing or, to Seller’s Knowledge, threatened, injunction, Order, writ, judgment, award, ruling or decree of any Governmental Authority, court or arbitrator that applies to the Business or the Transferred Stock and Assets.

5.16 Finders, Brokers and Investment Bankers. Rothschild Inc. is the only broker or investment banker acting on behalf of Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and Seller will pay its fees. No other broker, finder, financial advisor or investment banker who has acted on behalf of Seller has the right to receive any commission, finder’s fee or similar payment in connection with the transactions contemplated by this Agreement.

5.17 Absence of Changes. Except as set forth in Schedule 5.17 of the Disclosure Letter, between the Financial Information Date and the date of this Agreement: (i) except as expressly permitted by this Agreement, the Business has been operated in the ordinary course and in a manner consistent with past practice, (ii) there have not been any changes, events, circumstances, developments or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Change, (iii) the Business has not sold or transferred any Transferred Stock and Assets, other than sales of Inventory in the ordinary course of business and (iv) no Visteon Sale Entity has taken or authorized any action which, if taken or authorized on or after the date hereof, would require the consent of Buyer pursuant to Section 7.1(b).

5.18 Permits. Except for those matters addressed by Section 5.12 and except as set forth in Schedule 5.18 of the Disclosure Letter:

(a) The Visteon Sale Entities have, and are in compliance in all material respects with, all permits, licenses (excluding licenses under the Proprietary Rights), approvals, consents, registrations, franchises, and other governmental authorizations or approvals that are required to own the Transferred Stock and Assets and to conduct the Business as presently conducted (“Permits”).

(b) No Permit is subject to any pending or threatened administrative or judicial proceeding to suspend, restrict, withdraw, terminate, revoke, cancel or declare such Permit invalid in any respect.

5.19 Compliance with Laws. Except for those matters that are addressed by Section 5.12 or set forth on Schedule 5.19 of the Disclosure Letter:

(a) The Visteon Sale Entities have operated and conducted the Business in all material respects in accordance with their respective Governing Documents and all applicable Laws, Orders and other requirements of all Governmental Authorities having jurisdiction over or otherwise applicable to a Visteon Sale Entity or the Business.

(b) Neither the ownership of the Transferred Stock and Assets nor operation of the Business as it is presently conducted violates any material Order or Law applicable to the Visteon Sale Entities.

(c) No Visteon Sale Entity has received any written notice or, to Seller’s Knowledge, oral notice from any Governmental Authority or court that claims or alleges any violation of any applicable Order or Law.

5.20 No Undisclosed Liabilities; Stock Group Indebtedness.

(a) The members of the Stock Group have no Liabilities, and there are no Liabilities which, individually or in the aggregate, would reasonably be expected to be Material except (i) as and to the extent set forth in the Financial Information, (ii) for Liabilities incurred since the Financial Information Date in the ordinary course of business consistent with past practice or (iii) as set forth in Schedule 5.20(a) of the Disclosure Letter.

(b) Schedule 5.20(b)-1 of the Disclosure Letter sets forth a true and accurate list of all Indebtedness, as of the date hereof, of the members of the Stock Group or any US Transferor, and the manner in which such Indebtedness will be eliminated prior to Closing. As of the Closing Date, except for Liabilities for Indebtedness that are assumed by Buyer pursuant to Section 3.1(b), none of the members of the Stock Group will have any Indebtedness (other than Indebtedness between a member of the Stock Group, on the one hand, and Seller and its Affiliates, on the other hand, all of which will be satisfied in full prior to the Closing). Schedule 5.20(b)-2 of the Disclosure Letter sets forth a true and accurate list of all Indebtedness between a member of the Stock Group, on the one hand, and Seller and its Affiliates, on the other hand, and the manner in which such Indebtedness will be eliminated prior to Closing.

5.21 Employees; Labor Relations.

(a) Seller has provided to Buyer a list of all Business Employees as of the date of this Agreement. Each of the individuals identified on the Employee Census is a Business Employee who is employed by a member of the Stock Group. In addition, Seller has indicated in the list which of the Business Employees Seller considers as being key employees to the

Business. Buyer shall have no Liabilities as an employer of any individual other than Business Employees. Except as set forth on Schedule 5.21(a) of the Disclosure Letter, as of the Closing Date no Business Employee is employed by a United States entity or located in the United States. The information contained in the employee census emailed to Jayne Binzer, Cerberus Operations and Advisory Company, LLC Human Resources, from Brent Ericson on the date hereof (the “Employee Census”) is complete and accurate, and shall be updated to be complete and accurate through the Closing Date, via email to Jayne Binzer.

(b) Each Visteon Sale Entity, as the case may be, shall pay each Business Employee his or her salary or wages earned through the Closing Date.

(c) Except as set forth on Schedule 5.21(c) of the Disclosure Letter, each Visteon Sale Entity has complied with, and is presently operating in compliance with, all Laws, collective bargaining agreements, internal collective agreements, Contracts and customs applicable to the Business Employees relating to employment and social security Laws, including those relating to labor relations, employment practices, working conditions, health and safety, overtime, profit-sharing, severance pay, redundancies, consultation with employee representatives and unions, terms and conditions of employment, wages and employment of noncitizens. No Visteon Sale Entity has received any written comments, formal demand or reassessment notice from any Governmental Authority responsible for employment and social security Laws.

(d) Each Visteon Sale Entity has paid in compliance with all applicable Law the contributions payable to social and healthcare schemes and social security bodies. Such contributions have been paid in the prescribed form and on time.

(e) Each Visteon Sale Entity has complied or will comply, in due time, with its obligations to inform and consult with their employee representative bodies on the transactions contemplated by this Agreement and the Irrevocable Offer to acquire indirectly the shares of VSIF, including the sale of the Business and the Transferred Stock and Assets, in accordance with Laws.

(f) Except as set forth on Schedule 5.21(f) of the Disclosure Letter, (i) no Visteon Sale Entity has entered into any employment Contract or service agreement with any of their current or former employees or officers and, in cases where standard form employment Contracts for a Visteon Sale Entity have been Delivered to Buyer, all employment Contracts of such Visteon Sale Entity do not deviate from such standard forms; and (ii) no Visteon Sale Entity has lent any money to any of their employees or officers. Except for the Success Bonuses, no employees or officers of a Visteon Sale Entity will receive any benefit or advantage as a result of the transactions contemplated by this Agreement, including the sale of the Business and the Transferred Stock and Assets.

(g) Except as set forth on Schedule 5.21(g) of the Disclosure Letter, no Visteon Sale Entity has undertaken or agreed to employ any person whose annual gross salary is greater than Two Hundred Fifty Thousand euro (EUR 250,000).

(h) No Visteon Sale Entity employs any Business Employees on terms or has agreed to grant terms that are more favorable than those provided by Law, applicable collective bargaining agreements or applicable company agreements.

(i) Except as set forth in Schedule 5.21(i) of the Disclosure Letter, each Visteon Sale Entity has complied with the employment Contracts, applicable collective bargaining agreements and company agreements and do not employ any Business Employee on terms or has agreed to grant terms that are more favorable than those provided by Law, applicable collective bargaining agreements or applicable company agreements.

(j) Any salary, commission, benefit, and other remuneration (including any severance compensation) owed to any Business Employee (including under applicable Law) has been paid in full or accrued in accordance with applicable Law by each Visteon Sale Entity and is tax deductible in all material respects.

(k) Except as set forth in Schedule 5.21(k) of the Disclosure Letter, no Visteon Sale Entity has any obligations or Liabilities of any nature towards their former employees, including in respect of a breach of any employment Contract or any Contract relating to secondment of an employee, failure to make severance compensation payments to which former employees may be entitled by Law, or as a result of a Visteon Sale Entity having wrongly failed to reinstate an employee.

(l) To Seller’s Knowledge, no manager or senior executive of any of the Visteon Sale Entity has resigned or been dismissed from his positions or has announced his intention to resign.

(m) No Visteon Sale Entity has entered into any agreement with a Third Party which could be reclassified as an employment Contract or considered as illegal lending or bargaining of Business Employees. Each Visteon Sale Entity has taken the necessary steps to ensure that their co-contractors employ their Business Employees in accordance with applicable Law.

(n) Schedule 5.21(n) of the Disclosure Letter sets forth a true and accurate list of each collective bargaining agreement, workers council agreement or other agreement (other than national, regional, local or branch collective bargaining agreements) with a trade union, workers council or other equivalent applicable to the Business Employees, including any current or future redundancy plan to which a Visteon Sale Entity may be committed.

(o) Except as disclosed in Schedule 5.21(o) of the Disclosure Letter, there is no pending or threatened litigation between a Business Employee, a trade union or any other body that represents the employees and any Visteon Sale Entity. To Seller’s Knowledge, no Visteon Sale Entity is subject to, nor threatened with being subject to, any material action or Proceeding brought by the labor inspector or any other similar authority.

(p) To Seller’s Knowledge, except as set forth in Schedule 5.21(p) of the Disclosure Letter, there is no current material social unrest, strike or other circumstances affecting the social climate of any Visteon Sale Entity.

(q) Schedule 5.21(q)(i) of the Disclosure Letter contains a list of the Business Employees whose employment contracts have been terminated or are currently being made redundant under any outstanding redundancy plan, including the date of their termination and list of any outstanding amounts to be paid in this context at the date hereof. All payments in connection with the obligations set forth in this provision have been made in accordance with applicable Law. Except as set forth in Schedule 5.21(q)(ii), no Visteon Sale Entity has any outstanding obligations as a result of any redundancy plan.

(r) None of the consultants, temporary employees, employees under fixed-term contracts or third party contractors of the Visteon Sale Entities shall be considered as indefinite term employees for the purpose of employment or social security Laws and regulations.

(s) Except as set forth on Schedule 5.21(s) of the Disclosure Letter, at the Closing, all Business Employees will be employed by the Stock Group and no individual who is not a Business Employee will be employed by the Stock Group.

(t) In connection with the Reorganization, the Business Employees were provided with terms and conditions of employment that include compensation and benefits that are substantially the same in the aggregate as were provided to such Business Employees and in effect immediately prior to the Reorganization, except in each case as otherwise agreed to in writing by the Parties.

5.22 Employee Benefits.

(a) Schedule 5.22(a) of the Disclosure Letter lists each Business Employee Benefit Plan and separately identifies each such plan maintained (x) primarily for Business Employees and not maintained by the Stock Group or (y) by the Stock Group (the “Stock Group Benefit Plans”). Seller has made available to Buyer a copy or description of each Business Employee Benefit Plan (including any amendments thereto) and all material related agreements or contracts, including, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) to the Business Employees concerning the extent of the benefits provided under a Business Employee Benefit Plan; and (iv) for the two most recent years (A) any filing with any government authority and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b) Except as set forth in Schedule 5.22(b) of the Disclosure Letter (i) each Business Employee Benefit Plan has been established, maintained, administered, and funded in all material respects according to its terms, the terms of any applicable labor agreement, and the requirements of applicable Law; (ii) each Business Employee Benefit Plan intended to qualify for special tax treatment meets all requirements for such treatment and nothing has occurred that could reasonably be expected to affect such treatment; and (iii) no Visteon Sale Entity is under any obligation to any of their employees or officers or their assigns in connection with pension rights, top-hat pensions, stock option plans or any other benefit in kind.

(c) Except as set forth on Schedule 5.22(c) of the Disclosure Letter, there are no actions, suits, arbitrations or other proceedings (other than non-material, routine claims for benefits) with respect to the Business Employees and the Business Employee Benefit Plans, and to Seller’s Knowledge, none is threatened. No Business Employee Benefit Plan is the subject of any pending or, to Seller’s Knowledge, threatened investigation or audit by any Governmental Authority.

(d) All required payments (including all employer and employee contributions and insurance premiums) due under each Business Employee Benefit Plan as of the date of this Agreement have been made as required either by Law or under such Business Employee Benefit Plan.

(e) Except as set forth in Schedule 5.22(e) of the Disclosure Letter, no event has occurred in connection with any Business Employee Benefit Plan that has or may reasonably result in any Liability for which Buyer or its Affiliates may be responsible, whether by operation of Law, by contract or otherwise.

(f) No Business Employee Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of Business Employee Benefit Plans or (iii) result in payments which would not be deductible.

(g) Except as set forth on Schedule 5.22(g) of the Disclosure Letter, neither the Visteon Sale Entities nor any of their Affiliates maintain a Business Employee Benefit Plan subject to ERISA or the Code.

5.23 Insurance. Schedule 5.23 of the Disclosure Letter sets forth a complete and correct list of all policies of insurance that are owned or held by any Visteon Sale Entity to the extent it is insuring the Business, the Transferred Stock and Assets or the Assumed Liabilities (the “Insurance Policies”). As of the date of this Agreement, the Insurance Policies are in full force and effect, and all premiums due and payable thereon have been paid in full, and no written notice of cancellation or termination has been received with respect to any such Insurance Policy (which has not been replaced on substantially similar terms prior to the date of such cancellation). The Insurance Policies are: (a) consistent in type, amount and terms with insurance coverage maintained by other companies conducting similar business, (b) sufficient for compliance with all requirements of applicable Law and all Material Contracts, (c) will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement, (d) are valid and in full force and effect. There has been no material erosion of policy limits to any of the Insurance Policies and there are no gaps in historical limits and the limits of the Insurance Policies have not been materially eroded. The Visteon Sale Entities and, to the extent applicable, the Business, are in material compliance with the terms and provisions of the Insurance Policies and are not otherwise in default with respect to any of their respective obligations under any of the Insurance Policies. None of the Visteon Sale Entities nor the Business has received any notification of cancellation of any of the Insurance Policies. There are no pending claims under the Insurance Policies, with respect to the Business, by any US Transferor or member of the Stock Group as to which the insurers have denied or disputed liability except for such claims which would not be reasonably likely to be, either individually or in the aggregate, Material.

5.24 Inappropriate Payments. None of (x) the Visteon Sale Entities or any of their respective officers, directors, employees, agents, Affiliates or representatives, with respect to the Business or the Transferred Stock and Assets or (y) the Stock Group or any of their respective officers, directors, employees, agents, Affiliates or representatives, have (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) taken any action that violated (1) the Foreign Corrupt Practices Act of 1977, as amended; (2) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions dated December 17, 1997; (3) the UK Bribery Act 2010; (4) the UN Convention against Corruption dated 31 October 2003; (5) the Korean Criminal Code of South Korea; (6) the Act on Preventing Bribery of Foreign Public Officials in International Business Transactions of South Korea; (7) the Act on Aggravated Punishment, Etc. of Specific Crimes of South Korea; (8) the Act Concerning Aggravated Punishment of Specific Economic Crimes of South Korea; (9) the Criminal Code (Code Pénal) as originally promulgated by DAHIR N° 1-59-413 DU 28 JOUMADA II 1382 (26 Novembre 1962) of Morocco, as amended; (10) Sections 331-338 (bribery involving public officials) of the German Criminal Code (Strafgesetzbuch, StGB); (11) Sections 299-302 (bribery in commercial practice) of the German Criminal Code; (12) Sections 108b-108e (bribing voters/delegates) of the German Criminal Code; (13) the German Law Against International Bribery (Gesetz zur Bekämpfung internationaler Bestechung, IntBestG); (14) the German Act Implementing the Protocol of 27 September 1996 to the Convention on the Protection of the European Communities’ Financial Interests (Gesetz zu dem Protokoll vom 27. September 1996 zum Übereinkommen über den Schutz der finanziellen Interessen der Europäischen Gemeinschaften, EUBestG); (15) Sec. 299 para. 3 German Criminal Code (StGB); (16) the Law of the Republic of Indonesia No. 11/1980 on the Criminal Act of Bribery; (17) the Law of the Republic of Indonesia No. 31/1999 on Eradication of Crimes of Corruption, as amended by Law No. 20/2001; (18) the Law of the Republic of Indonesia No. 20/2001 on Amendments to Law No. 31/1999 on Eradication of Crimes of Corruption; (19) the Criminal Code of Japan (Articles 197 and 198); (20) the Unfair Competition Prevention Act of Japan (Article 18); (21) the National Public Service Ethics Act of Japan; (22) the Japanese Act on Punishment of Public Officials’ Profiting by Exerting Influence; (23) the National Public Service Act (Articles 96 to 106); (24) the Local Public Service Act of Japan (Articles 30 to 38); (25) the Penal Code of Thailand; (26) the Thai Act Supplementing the Constitution relating to the Prevention and Suppression of Corruption B.E. 2542 (1999), as amended; (27) the Thai Notification Concerning the Provisions of the Acceptance of Property or Any Other Benefit on an Ethical Basis by State Officials B.E. 2543 (2000); (28) the Thai Act on Offences of Officers of State Organizations or Agencies B.E. 2502; (29) the Spanish Law 5/2006 of prevention of conflicts of interest for members of the Spanish Government and Senior government Officials (Alto Cargo); (30) Section 286 bis “Corruption between private parties” of the Spanish Criminal Code (Organic Law 10/1995); (31) the Slovakian Act No. 300/2005 Coll. Criminal Code; (32)

Slovakian Act No. 311/2001 Coll. Labour code; (33) the Slovakian Act No. 25/2006 Coll. on public procurement; (34) the Slovakian Act No. 357/2004 Coll. on protection of the public interest in performance of public office; (35) the Convention No. 464/2006 Coll. of the UNO against corruption (NY, 2003); (36) the Convention No. 375/2002 Coll. of the Criminal Law Convention on Corruption and its Additional Protocol 345/2005 Coll of Slovakia; (37) the Convention No. 370/2003 Coll. of the Civil Law Convention on Corruption of Slovakia; (38) the Slovakia Resolution No. 24/1997 on the 20 Guiding Principles for the Fight against Corruption; (39) the Polish Criminal Code dated 6 June 1997, as amended; (40) the Act on Central Anticorruption Bureau dated 9 June 2006, as amended; (41) the Polish Criminal Law Convention on Corruption dated 27 January 1999, as amended; (42) the Polish Civil Law Convention on Corruption dated 4 November 1999; (43) the Polish Council of Europe Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and on the Financing of Terrorism dated 16 May 2005; (44) the Croatian Criminal Act, dated 1 January 2013, as amended; (45) the Croatian Act on prevention of conflict of interest, dated 16 February 2011, as amended; (46) the Croatian Act on civil servants, dated 20 July 2005, as amended; (47) the Croatian Criminal Law Convention on Corruption dated 27 January 1999, as amended; (48) the Croatian Civil Law Convention on Corruption dated 4 November 1999; (49) the Council of Europe Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and on the Financing of Terrorism dated 16 May 2005; (50) the Argentine Law 25.188 (regulating ethics in public office) and its regulatory decree 164/1999; (51) the Argentine Law 24.759 ratifying the Inter-american Convention against Corruption and Law No. 26,097 ratifying the UN Convention against Corruption; (52) the Brazilian anti-corruption law (Law No. 12,486/13); (53) the Russian Federal Law as of 25.12.2008 No 273-FZ “On combating corruption” (as amended by Federal Law as of 28.12.2013 No 396-FZ); (54) the Russian Regional Law of Kaluga region as of 27.04.2007 No 305-OZ “On combating corruption in Kaluga region” (as amended by Russian Regional Law of Kaluga region as of 28.05.2009 N 546-OZ); (55) the Decree of the President of the Russian Federation as of 21.07.2010 No 925 “On measures of implementation of certain provisions of Federal Law “On combating corruption” (in part related to limitations of state officers to be employed by commercial companies or render services as independent contractors); (56) the Decree of the President of the Russian Federation as of 18.05.2009 No 557 “On approval of list of state officer positions…” (in part related to limitations of state officers to be employed by commercial companies or render services as independent contractors); (57) the Administrative Code of the Russian Federation (ss. 19.28 and 19.29 providing administrative liability for violation of anti-bribery law and limitations of state officers to be employed); (58) the India Prevention of Corruption Act, 1988; (59) the Criminal Law (Articles 164, 389, 390, 391 and 393) of the PRC; (60) the Anti-unfair Competition Law of the PRC; and (61) the Interim Provisions for the Prohibition Against Commercial Bribery Activities of the PRC (collectively, “Anti-Corruption Laws”), or (iv) made any other unlawful payment, gift or contribution.

5.25 Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, any applicable Antitrust Law, no material consents or approvals of, or filings, declarations or registrations with, any Governmental Authority is necessary for the execution, delivery and performance of this Agreement by the Visteon Sale Entities or the consummation by the Visteon Sale Entities of the transactions contemplated by this Agreement and the Related Agreements.

5.26 Material Customers and Suppliers.

(a) Schedule 5.26(a) of the Disclosure Letter lists each production customer or account of the Business representing sales by the Visteon Sale Entities in excess of $50,000,000 for Seller’s most recent fiscal year) (the “Material Customers”). No Material Customer has cancelled or threatened to cancel or terminate and, to Seller’s Knowledge, no Material Customer or relationship with any such Material Customer is being terminated or is being considered for termination or nonrenewal. No Visteon Sale Entity has received notice that any such Material Customer has terminated or is terminating its commercial relationship with the Business and the Visteon Sale Entities and, to Seller’s Knowledge, no such Material Customer intends to do so. No Visteon Sale Entity has received notice that any such Material Customer intends to introduce another supplier into any relationship where Seller is currently the sole-source supplier. To Seller’s Knowledge, the relationships of the Visteon Sale Entities with each of its Material Customers are good working relationships, and no Material Customer has since January 1, 2012 decreased materially its purchases from the Visteon Sale Entities. To Seller’s Knowledge, no such Material Customer is likely to, as a result of the consummation of the transactions contemplated by this Agreement, terminate or materially reduce its relationship with the Visteon Sale Entities, and no Visteon Sale Entity has received notice of any such intention.

(b) Schedule 5.26(b) of the Disclosure Letter lists each supplier of the Business representing purchases of the Visteon Sale Entities in excess of Five Million Dollars ($5,000,000) for Seller’s most recent fiscal year (other than suppliers of legal or accounting services, insurance, courier services or utilities) (the “Material Suppliers”). To Seller’s Knowledge, no Contract or relationship with any such Material Supplier is being terminated or considered for termination or non-renewal. No Visteon Sale Entity has received notice that any such Material Supplier has terminated or is terminating its commercial relationship with the Business and the Visteon Sale Entities. No Visteon Sale Entity has received notice that any such Material Supplier intends to materially change its commercial relationship with the Business and the Visteon Sale Entities in a manner inconsistent with such Material Supplier’s past practices. No Material Supplier has since January 1, 2012 decreased materially its services, supplies or materials to any Visteon Sale Entity. To Seller’s Knowledge, no such Material Supplier is likely to, as a result of the consummation of the transactions contemplated by this Agreement, terminate or materially reduce its relationship with any Visteon Sale Entity.

5.27 Export Control Laws. Each member of the Stock Group has conducted its export transactions in compliance with (a) the export control Laws of any jurisdiction from which any member of the Stock Group exports Products or to which any member of the Stock Group is subject; and (b) the foreign exchange regulations of any jurisdiction in which any member of the Stock Group operates or to which any member of the Stock Group is subject. Each member of the Stock Group has obtained all export licenses and other foreign exchange approvals required for conducting the Business and is in material compliance with all such licenses and approvals. Except as set forth on Schedule 5.27 of the Disclosure Letter, there is no (x) pending or threatened claim against any member of the Stock Group with respect to any export licenses or approvals or any foreign exchange regulations, (y) material action, condition or circumstance pertaining to any member of the Stock Group’s export transactions that could reasonably be expected to give rise to any future claims or Proceedings; or (z) consent or approval required for the transfer of export licenses to Buyer as a result of the transactions contemplated hereby.

5.28 Financial Support Arrangements. Schedule 5.28 of the Disclosure Letter sets forth all Financial Support Arrangements and Restricted Cash (a) established by any member of the Seller Group for the benefit of the members of the Stock Group or the Business or (b) established by any member of the Stock Group for the benefit of any member of the Seller Group.

5.29 Receivables and Payables.

(a) Schedule 5.29(a) of the Disclosure Letter sets forth as of the Financial Information Date, respectively, all of the Business’s:

(i) Intercompany Trade Receivables; and

(ii) Intercompany Trade Payables.

(b) Schedule 5.29(b) of the Disclosure Letter sets forth a complete and accurate list of all Accounts Receivable of the Business as of the Financial Information Date, which list sets forth the aging of such Accounts Receivable. Subject to the reserves therefor on the Financial Information, (i) such Accounts Receivable and Accounts Receivable arising after the Financial Information Date represent valid and bona fide claims and were acquired or arose in the ordinary course of business consistent with past practice in connection with the sale of products or services of the Acquired Entities; and (ii) there is no material contest, claim, or right of set off by the obligor of any Accounts Receivable relating to the amount or validity of such Accounts Receivable, other than those occurring in the ordinary course of business from transactions with automotive OEMs.

(c) As of November 30, 2013, VHESL and its Subsidiaries did not have past due accounts payable in excess of $500,000.

5.30 Affiliate Transactions. Except as set forth in Schedule 5.30 of the Disclosure Letter, none of the Seller Group nor any member of the Stock Group’s Affiliates, nor any of such Persons’ general partners, managers, officers or directors or any immediate family member of such officer, general partners or director (a) is a party to any Contract or arrangement with a member of the Stock Group, other than compensation and benefits as an employee or officer payable in the ordinary course, (b) is a director, officer or employee of any Material Customer, Material Supplier, counterparty (other than the Seller Group or other member of the Stock Group) to any Material Contract or competitor in Business or (c) possesses an ownership interest in excess of five percent of any class of securities of any Person that is a Material Customer, Material Supplier, counterparty (other than the Seller Group, other member of the Stock Group) to any Material Contract or competitor in the Business. No member of the Seller Group is a party to any stockholders’ agreement, joint venture agreement or other agreement relating to the disposition, management or control of VIK or any interests therein.

5.31 Solvency and Positive Equity Balances. On the Closing Date and excluding the impact of any actions taken by Buyer or its Affiliates that are not specifically contemplated by this Agreement and the Related Agreements, each Visteon Sale Entity (x) will have a positive equity balance and (y) will meet the applicable solvency requirements in each jurisdiction in which the Business operates or to which it is subject or, in the case of this clause (y), if no such jurisdictional solvency requirements exist, then such Visteon Sale Entity shall (a) not have been declared in a legal state of insolvency, bankruptcy or receivership, nor have pending an application for a declaration of insolvency, and (b) have the capacity to pay its debts as they become due. None of the Visteon Sale Entities are entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Each Visteon Sale Entity has complied with applicable insolvency Laws.

5.32 Money Laundering Laws. The operations of the Visteon Sale Entities, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issues, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action by or before any Governmental Authority involving the Visteon Sale Entities, with respect to the Business with respect to a violation of the Money Laundering Laws is pending or threatened.

5.33 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE TRANSFERRED STOCK AND ASSETS AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE TRANSFERRED STOCK AND ASSETS OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH TRANSFERRED STOCK AND ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER SHALL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as to itself and any Affiliated designee of Buyer, that as of the date of this Agreement and the Closing Date:

6.1 Organization, Existence and Standing. Buyer and each of the Affiliated designees of Buyer is a Dutch besloten vennootschap met beperkte aansprakelijkheid or other legal entity duly organized and validly existing under the Laws of the jurisdiction of its formation and has full limited liability company (or correlative legal entity) power and authority to:

(a) own or lease its assets; and

(b) carry on its business as it is now conducted.

6.2 Corporate Authority. Buyer and each of the Affiliated designees of Buyer has all requisite power and authority to enter into this Agreement, and, at the Closing, will have all requisite power and authority to enter into the Related Agreements to which it is a party, and to carry out its obligations hereunder and thereunder. Buyer and each of the Affiliated designees of Buyer has taken all actions needed to execute, deliver and consummate this Agreement and, at the Closing will have taken all actions needed to execute, deliver and consummate the Related Agreements, and to perform its obligations hereunder and thereunder, and no other proceedings or actions on the part of it is necessary to authorize such execution, delivery and performance. This Agreement has been, and each of the Related Agreements at the Closing will be, duly executed by Buyer and each of the Affiliated designees of Buyer and, assuming due execution by each Visteon Sale Entity party thereto, constitute the legal, valid and binding obligations of Buyer and each of the Affiliated designees of Buyer, as applicable, except as applicable bankruptcy, insolvency, reorganization or similar Laws relating to enforcement of creditors’ rights and remedies or other equitable principles limit enforceability.

6.3 No Breach of Contract; No Violations of Law; No Prior Approval. The execution, delivery and performance of this Agreement or any Related Agreement and the consummation of the transactions contemplated hereby and thereby will not:

(a) Constitute a Default of or under:

(i) the applicable Governing Documents of Buyer or any Affiliated designee of Buyer;

(ii) any agreement or instrument to which Buyer or any Affiliated designee of Buyer is a party; or

(iii) any Law applicable to Buyer or any Affiliated designee of Buyer;

(b) create a Lien upon any of the Transferred Stock and Assets; or

(c) other than to the extent listed on Annex 9.1(c)(i) and 9.1(c)(ii), require a filing with or Permit from any Governmental Authority;

except, in each such case listed in Section 6.3(a)-(c), for such breaches or defaults, Liens, or filings or Permits if failed to be made or obtained, that would result in a Buyer Material Adverse Change.

6.4 Litigation. There is no pending, or to Buyer’s knowledge, threatened Proceeding relating to Buyer that would, if adversely determined, result in a Buyer Material Adverse Change.

6.5 Finders, Brokers and Investment Bankers. There is no broker or investment banker acting on behalf of Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement. No broker, finder, financial advisor or investment banker who has acted on behalf of Buyer has the right to receive any commission, finder’s fee or similar payment in connection with the transactions contemplated by this Agreement.

6.6 Acknowledgement of Buyer. In connection with Buyer’s investigation of the Business and the Transferred Stock and Assets, Buyer has received from or on behalf of Seller certain projections, including projected statements of operating revenues and income from operations of the Business and certain business plan information of the Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that, except in respect of cases involving fraud, Buyer shall have no claim against the Visteon Sale Entities, any of their respective Affiliates or any other Person with respect thereto. Accordingly, Seller makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Buyer has not relied thereon.

6.7 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE 6 OF THIS AGREEMENT, BUYER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, CONCERNING THE SUBJECT MATTER OF THIS AGREEMENT.

ARTICLE 7

COVENANTS OF SELLER

7.1 Operating the Business. The provisions of this Section 7.1 shall only apply from the date of this Agreement until the Closing Date; provided that in the event of a Delayed India Close Scenario, the provisions of this Section 7.1 shall continue to apply, mutatis mutandis, with respect to the operations of the Visteon Sale Entities’ Indian operations until the India Reorganization Closing.

(a) Except as set forth on Annex 7.1(a) and as expressly contemplated by the Reorganization, Seller shall, and shall cause the other Visteon Sale Entities to:

(i) conduct the operations of the Business in the ordinary course and in substantially the same manner as they have previously been conducted;

(ii) use commercially reasonable efforts to preserve intact its Business organization, maintain its Business Assets in accordance with its past practices, preserve its relationships with Third Parties related to the Business and keep available the services of the Business Employees; provided that this Section 7.1(a)(ii) does not limit any of the Visteon Sale Entities’ right to use any Cash, cash equivalents and other short-term liquid investments of the Business to pay Cash dividends or distributions, repay loans, and make other Cash payments to its Affiliates;

(iii) manage its collection of accounts receivable and payment of accounts payable in the ordinary course of business consistent with past practice in all material respects;

(iv) keep, or cause to be kept, all Insurance Policies relating to the Business and the Business Assets as set forth on Schedule 5.23 of the Disclosure Letter, or equivalent replacements thereof, in full force and effect until the expiration of such Insurance Policies in accordance with their applicable terms;

(v) maintain and renew all Permits held in connection with the Business and the Transferred Stock and Assets; and

(vi) make capital expenditures in accordance with Annex 7.1(a)(vi).

(b) Subject to Section 7.4, from the date of this Agreement until the Closing Date, Seller shall not, and shall cause each of the other Visteon Sale Entities not to, take any of the following actions relating to the Transferred Stock and Assets or the Business without the prior written consent of Buyer, except to the extent expressly required or permitted by this Agreement:

(i) Amend any Governing Document;

(ii) enter into any new, materially amend or terminate any Material Contract, or waive, release or assign any material rights or material claims thereunder;

(iii) (A) commit to make any capital expenditures following the Closing Date in an individual amount greater than $250,000 or, in the aggregate, greater than $1,000,000, or (B) make, or commit to make, any program capital investment in excess of $1,000,000;

(iv) transfer, sell, lease, sublease or otherwise grant any right to use or occupy, or grant any option to transfer, sell, sublease or lease, or grant any security interest in, or otherwise create or permit any material Lien (other than a Real Property Permitted Exception) in or on any of the Real Property;

(v) (A) issue, sell, transfer, pledge, grant, dispose of, encumber or deliver any equity securities of any class or any securities convertible into or exercisable or exchangeable for voting or other equity securities of any member of the Stock Group or (B) adjust, split, combine or reclassify, or subject to recapitalization, any equity securities of any member of the Stock Group, in each case to the extent that such member of the Stock Group is not a direct or indirect wholly owned Subsidiary of Seller following such transaction;

(vi) merge or consolidate with any other Person, or restructure, recapitalize, reorganize or adopt any other corporate or legal entity reorganization, otherwise alter its legal structure or form or completely or partially liquidate;

(vii) dissolve or liquidate or permit or allow the filing of a petition for relief under any bankruptcy provisions of applicable Law;

(viii) except as required by applicable Law or the terms of any Business Employee Benefit Plan or Material Contract or collective bargaining agreement as in effect on the date hereof, (A) grant, pay, announce or accelerate (including accelerate the vesting of) any incentive awards, retention or other bonus, equity-based or similar compensation or severance or termination pay or grant or announce any increase in the salaries, bonuses or other compensation and benefits payable to any Business Employee (other than non-material annual, promotion-related or merit-based increases in salary and/or bonus in the ordinary course of business consistent with past practice with respect to employees who are not officers), (B) increase the benefits under any Business Employee Benefit Plan, (C) amend or terminate any Business Employee Benefit Plan; provided that the renewal of an expiring Business Employee Benefit Plan on substantially the same terms shall not be prohibited by this clause (C), (D) extend an offer of employment to, or hire, any Person for any position with an annual “all-in” compensation target equal to or greater than $50,000 (other than offers of employment made to fill vacancies in the ordinary course of business consistent with past practice) or terminate any key employee to the Business (other than a termination for cause) or (E) establish, adopt or enter into any additional employee benefit plan, policy, agreement, or arrangement that would be a Business Employee Benefit Plan if it were in existence on the date hereof;

(ix) transfer, sell, lease, dividend, grant an exclusive license in respect of, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of or subject to any Lien (other than Permitted Exceptions) any Business Asset or disclose any of their material trade secrets, other than dispositions of Inventory in the ordinary course of business consistent with past practice or dividends of cash from a member of the Stock Group to a Visteon Sale Entity;

(x) commence, settle or compromise any Proceeding or threatened Proceeding that could reasonably be expected to be Material;

(xi) except as required by a concurrent change in GAAP, IFRS or other applicable accounting standards or by applicable Law, make any changes in financial or accounting methods, principles or practices;

(xii) amend any previously filed Tax Return except as may be required by Law, or make, change or revoke any Tax election, adopt or change any method of accounting with respect to Taxes, settle or compromise any Proceeding with respect to any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax, take any position with respect to a material amount of Taxes on any Tax Return that is inconsistent with past practice, or settle any intercompany obligations described in Section 10.2(t) in a manner that would result in a reduction of tax net operating losses of any member of the Stock Group;

(xiii) cause any member of the Stock Group to enter into a new line of business;

(xiv) cancel any existing Insurance Policies except in connection with the renewal or replacement thereof in the ordinary course of business consistent with past practice;

(xv) (A) delay payment of any account payable or other Liability beyond its due date or (B) accelerate collection of any Accounts Receivable in advance of their regular due date or the dates when they would have been collected in the ordinary course of business consistent with past practice, or, except in the ordinary course of business and consistent with past practice, provide any incentive or consideration to third parties in exchange for, or to encourage, any such advanced collection;

(xvi) enter into any Contracts or transactions with Affiliates, or amend any existing Contracts with Affiliates, other than pursuant to Section 7.1(c);

(xvii) accelerate the collection of any engineering receivables or collect any advance payments on engineering; and

(xviii) agree in writing or otherwise to do any of the foregoing actions contained in this Section 7.1(b).

(c) The Parties acknowledge and agree that prior to the Closing Date, subject to the obligations of the Visteon Sale Entities contemplated by this Agreement and the Related Agreements, the Visteon Sale Entities may engage in transactions between each other and with their respective Affiliates required for their cash management procedures, including transfers of cash, incurrence and repayment of Indebtedness, capitalization, dividends, distributions, return of capital and capital reductions, incurrence and repayment of receivables and payables and related transactions.

7.2 Access; Furnishing Information.

(a) From the date hereof through the Closing Date, Seller shall permit Buyer and its Affiliates, through its respective officers, employees, counsel, accountants, consultants, financing sources and other representatives, to the extent not prohibited by applicable Law, to have such access during regular business hours, on reasonable prior notice and in a manner so as not to unreasonably interfere with the normal operations of the Business, to the books and records, contracts, properties, facilities, accounts, consultants, advisors, management and personnel (including management) of the Visteon Sale Entities, in each case related to the Business, as Buyer may reasonably request (including access to conduct environmental site assessments). Seller and Buyer and their respective employees and representatives shall cooperate with the other’s employees and representatives, as the case may be, in connection with such access. Any such access shall be subject to the terms and conditions of Section 7.11.

(b) Seller shall retain and make available, and cause its Affiliates to retain and make available, to Buyer, from time to time as Buyer may reasonably request, copies of all Records relating to the Business not delivered to Buyer as provided in this Agreement that are requested by Buyer. This obligation shall continue until the sixth (6th) anniversary of the Closing Date and, in the case of records that may reasonably be required to handle Tax Audits, filings or similar Tax matters, until expiration of the applicable statute of limitations. Buyer shall hold these Records in confidence, except to the extent disclosure thereof is reasonably required in connection with the reason set forth above for which they were requested, and destroy them or return them to Seller or its Affiliates, as the case may be, promptly upon the conclusion of their use by Buyer. This obligation shall continue until the sixth (6th) anniversary of the Closing Date and, in the case of records that may reasonably be required to handle Tax Audits, until expiration of the applicable statute of limitations. Buyer shall hold these Records in confidence, except to the extent disclosure thereof is reasonably required in connection with the reason set forth above for which they were requested, and destroy them or return them to Seller or its Affiliates, as the case may be, promptly upon the conclusion of their use by Buyer.

(c) Notwithstanding anything to the contrary in this Agreement, any such access provided to Buyer or its Affiliates pursuant to this Section 7.2 shall be conducted at the expense of Buyer, in accordance with applicable Law (including any applicable antitrust, bank regulatory or competition Law), fiduciary duty or any binding agreement entered into prior to the date hereof, at a reasonable time, under the supervision of Seller’s personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of Seller and its Affiliates, and Seller will not be required to provide to Buyer or its Affiliates access to or copies of any records or files (including, but not limited to, any personnel file of any employee of Seller or any of its Affiliates) the disclosure of which could subject Seller or any of its Affiliates to risk of liability or violation of applicable Law.

7.3 Covenant Not to Compete or Solicit.

(a) Except as contemplated or permitted by this Agreement or the Related Agreements or to the extent in violation of applicable Law (notice of such violation shall have been given to Buyer), for three (3) years after the Closing Date, Seller may not, and shall cause each Noncompetition Party not to, directly or indirectly participate or engage in any manner in (including through the control of an entity that, directly or indirectly, is primarily engaged in) the development, design, engineering, manufacture, assembly, servicing, supply, distribution or sale of cockpit modules, instrument panels, door and console modules and other interior trim components for motor vehicles, in each case as such business is currently conducted by the Visteon Sale Entities (“Competitive Business”) in any region worldwide. Notwithstanding the foregoing, any Noncompetition Party may:

(i) continue to operate the assets that are retained by VDGMBH pursuant to Section 2.3(i), above and by the entities, or at the facilities, set forth on Annex 7.3(a);

(ii) continue any type of business currently conducted by it that is not a Competitive Business or part of the Business, without any limitation as to jurisdiction;

(iii) hold or make investments of: (a) less than an aggregate of five percent (5%) of any class of stock of a person engaged, directly or indirectly, in a Competitive Business, provided that such stock is listed on a national securities exchange, (b) less than five percent (5%) in value of any instrument of indebtedness of a person engaged, directly or indirectly, in a Competitive Business and (c) any businesses less than five percent (5%) of the annual revenues of which are derived from a Competitive Business;

(iv) acquire any Person that conducts a Competitive Business if in the calendar year prior to the acquisition, the consolidated revenues of that Person from its Competitive Business do not exceed One Hundred Million Dollars ($100,000,000); and

(v) hold and make passive indirect investments, through a publicly traded mutual fund or similar investment, in publicly traded securities or other equity interests; provided that (a) Seller and the Noncompetition Parties do not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such investment and (b) the equity interests of Seller and the Noncompetition Parties in any such passive indirect investment do not exceed five percent (5%) of the outstanding shares or interests in any Competitive Business and Seller.

(b) From the Closing Date until the second (2nd) anniversary of the Closing Date, Seller may not, and shall cause each Noncompetition Party not to, directly or indirectly, induce or attempt to induce to leave the employ of Buyer or any of its Affiliates, or solicit, employ, hire or engage, or attempt to employ, hire or engage as a consultant, any of the Business Employees; provided that neither (i) generalized searches through media advertisement or employment firms in each case that are not targeted toward or directed to such personnel nor (ii) hiring or solicitation of such individuals following a termination of employment or notification of termination of employment shall constitute a violation of the foregoing.

7.4 Reorganization. As promptly as practicable after the date hereof and in any case prior to the Closing, Seller shall cause to be consummated the Reorganization substantially in accordance with the steps set forth on Appendix B hereto, all of which shall be structured and effected in a manner, and pursuant to documentation, reasonably acceptable to Buyer and in accordance with applicable Law; provided that, in respect of the India Reorganization, Seller shall (x) within 5 Business Days after the date hereof, commence the India Reorganization Base Case, including all filings related to the demerger transaction contemplated thereby, and (y) use its best efforts to cause the transactions contemplated thereby to be consummated as promptly as practicable following the date hereof, including, in the event of a Delayed India Close Scenario, the India Reorganization Alternative Case. In furtherance and not in limitation of the foregoing, Seller shall cause (a) each Newco not to, without the prior written consent of Buyer, enter into any agreements with, or commitments of any kind to, any works council or other employee representative body that would increase any Liability or obligation related to the Business Employees in excess of such Liability or obligation as of the date hereof, or create new obligations, to such works council or other employee representative body, in each case with respect to the Business Employees, and (b) any Business Employee not employed as of the date hereof by a Person who will constitute a member of the Stock Group following the Reorganization who is on disability (long term or short term) leave or on leave of absence not to become an employee of the Stock Group; provided that, such Business Employee’s offer of employment with Buyer (or Buyer’s Affiliate) shall be effective and contingent upon the return of any such employee to active employment within six (6) months after the Closing Date, unless otherwise required by Law, and such offer of employment shall otherwise be consistent with the requirements as to compensation and benefits set forth in Section 11.1(a).

7.5 Required Liquidity.

(a) On or before the Closing Date, exclusive of the Additional Capital Amount contributed by Buyer, Seller shall procure that the members of the Stock Group (excluding VIK) shall have, at Closing, no less than $185,000,000 (subject to a reduction of the Additional Cash in the event of a written agreement between Buyer and Seller to do so) in the aggregate of Cash and available borrowing facilities (the “Required Liquidity”), to be comprised of the following:

(i) Transferred Cash in an amount no less than $54,000,000;

(ii) Additional Cash in an amount no less than $21,000,000 (unless otherwise reduced pursuant to a written agreement between Buyer and Seller);

(iii) Transferred Liabilities Cash in an amount no less than $20,000,000; and

(iv) $90,000,000 of available, undrawn borrowing capacity under liquidity facilities in accordance with the terms set forth in Section 7.5(b) (the “Borrowing Capacity”).

(b) The Borrowing Capacity shall have the following terms:

(i) The Borrowing Capacity shall consist of committed facilities in jurisdictions to be mutually agreed by the Parties prior to the Closing Date. Such facilities will be on terms and subject to conditions that are customary and consistent with prevailing market terms in the agreed-upon jurisdictions.

(ii) The calculation of the $90,000,000 of availability under the Borrowing Capacity shall be based on an average twelve-month calculation of expected undrawn availability. The availability formulas in each of the loan documents governing such committed facilities will be used to calculate availability for each of the last 12 months, commencing with the month immediately preceding the month in which the Closing occurs, and each monthly availability calculation will be converted to US dollars using the prevailing foreign exchange rate at each date in order to calculate twelve-month average.

(iii) Notwithstanding the requirement that the Borrowing Capacity consist of $90,000,000 of availability, to the extent such availability cannot be obtained by Seller on the Closing Date, Seller shall establish for Buyer’s benefit on the Closing Date a revolving credit facility in the amount of such shortfall containing terms and conditions to be mutually agreed upon by the parties prior to the Closing Date; provided, however, that any such credit facility shall contain (A) a maturity date of three (3) years, (B) no covenants or commitment fee, (C) an interest rate equal to LIBOR plus 500 basis points, and (D) a default interest rate of 200 basis points in excess of the interest rate set forth in clause (C) for all payment defaults, including in respect of interest and principal. Such credit facility shall further provide that advances thereunder may only be requested if the factoring or other committed facilities established pursuant to Section 7.5(b)(i), above, in Spain have been fully drawn or utilized, and advances under such credit facility must be repaid prior to the repayment of any such factoring or other committed facilities, unless such factoring or other committed facilities contain a contractual requirement to the contrary.

(iv) At Closing, Seller will provide Buyer with a list of any liquidity facilities as to which it has negotiations pending, and Seller and Buyer agree to cooperate in good faith to negotiate such liquidity facilities with the respective lenders. To the extent that any of such facilities are subsequently negotiated and completed, the availability of additional liquidity under such facilities will be calculated as set forth in Section 7.5(b)(ii), above, and Seller’s maximum commitment under the revolving credit facility to be provided pursuant to Section 7.5(b)(iii), above, shall correspondingly be reduced, dollar-for-dollar.

7.6 Brazil Facility. Following the Closing Date, Buyer shall lease from Seller a portion of the Brazil Facility on substantially the terms set forth on Annex 7.6 hereto (such lease, the “Brazil Lease”).

7.7 India Costs. Seller shall be responsible for both (a) all costs associated with the relocation of the Business’ Indian operations and (b) all costs that are necessary so that Buyer, without having to bear any such costs, can operate the Business’ Indian operations in a manner that is substantially similar to the manner in which the Visteon Sale Entities currently operate the Business in India, in any case including the costs and capital expenditures set forth on Annex 7.7, and in any event such that Buyer receives 100% of the revenue from the Business’ Indian operations from and after the Closing.

7.8 Carve-Out Audit. Seller shall (a) obtain and deliver to Buyer by no later than August 31, 2014, audited financial statements, in draft form, of the Business on a standalone basis for the 2012 and 2013 fiscal years, (b) use its reasonable best efforts to obtain and deliver to Buyer by no later than September 15, 2014, audited financial statements, in final form, of the Business on a standalone basis for the 2012 and 2013 fiscal years and (c) obtain and deliver to Buyer by no later than December 15, 2014, audited financial statements, in final form, of the Business on a standalone basis for the 2012 and 2013 fiscal years, in each case including (x) audited consolidated statements of selected assets and liabilities and the related audited consolidated statements of revenues less expenses for the years then ended, and (y) a reconciliation of each such audited consolidated statement of selected assets and liabilities and audited consolidated statements of revenue less expenses and of cash flows to the Financial Information (each, a “Carve-Out Audit”). Each Carve-Out Audit shall be prepared in accordance with GAAP and each Carve-Out Audit shall be conducted in accordance with generally accepted auditing standards in the United States. Seller agrees to provide Buyer with an opportunity to review and comment on the drafts of each Carve-Out Audit, the form and substance of which shall be reasonably acceptable to Buyer. Additionally, Seller agrees to allow Buyer access to the individuals who prepared the reconciliation of such audited consolidated statements and their related workpapers in order to understand the information comprising the reconciliation. All costs, fees and expenses incurred in connection with each Carve-Out Audit shall be borne by Seller.

7.9 Insurance. Notwithstanding anything to the contrary in this Agreement and without limiting Buyer’s right to indemnification pursuant to Article 15, the Retained Entities shall assign, to the extent assignable, to Buyer the right to receive any future proceeds, less any deductibles, retention amounts or similar costs (the “Insurance Proceeds”), including any Insurance Proceeds in respect of business interruption insurance for any period after the Closing relating to the Business, the Business Assets and the Assumed Liabilities. The Retained Entities shall cooperate with Buyer in filing any insurance claims and in the collection of Insurance Proceeds, including, where permitted by Law, transferring to Buyer the right to pursue Insurance Proceeds related to the Business, the Business Assets and the Assumed Liabilities. Any Party receiving a notice with respect to any Assumed Liability, the Business or the Business Assets shall promptly notify all other Parties hereto.

7.10 Financial Updates.

(a) Without limiting the access and information to be provided by Section 7.2, above, Seller shall provide Buyer, as promptly as practicable after the same are available, with copies of the monthly and quarterly internal management reports generated by Seller’s Interior Products Group, including its Monthly Financial Report, Quarterly 2014 Forecast Updates, and Capex Reports.

7.11 Confidentiality.

(a) Seller hereby agrees that it shall, and shall cause each of its controlled Affiliates, Subsidiaries and Representatives to, treat and hold as confidential and not disclose any Buyer Confidential Information and, except as otherwise expressly permitted by this Agreement, refrain from using any of the Confidential Information and, upon the request of Buyer, deliver promptly to Buyer or destroy all tangible embodiments (and all copies) of the Buyer Confidential Information which are in its possession or under its control. In the event that any member of the Seller Group or their Representatives is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Buyer Confidential Information, such Person shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 7.11(a). If, in the absence of a protective order or the receipt of a waiver hereunder, such party is compelled to disclose any Buyer Confidential Information to any tribunal, it may disclose the Buyer

Confidential Information to the tribunal; provided, that it shall use its best efforts to obtain, at the request and expense of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Buyer Confidential Information required to be disclosed as Buyer shall designate.

(b) Buyer hereby agrees that it shall, and shall cause each of its controlled Affiliates, Subsidiaries and Representatives to, treat and hold as confidential and not disclose any Seller Confidential Information and, except as otherwise expressly permitted by this Agreement, refrain from using any of the Seller Confidential Information and, upon the request of Seller, deliver promptly to Seller or destroy all tangible embodiments (and all copies) of the Seller Confidential Information which are in its possession or under its control. In the event that Buyer or any of its controlled Affiliates, Subsidiaries and Representatives is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Seller Confidential Information, such Person shall notify Seller promptly of the request or requirement so that Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 7.11(b). If, in the absence of a protective order or the receipt of a waiver hereunder, such party is compelled to disclose any Seller Confidential Information to any tribunal, it may disclose the Seller Confidential Information to the tribunal; provided, that it shall use its best efforts to obtain, at the request and expense of Seller, an order or other assurance that confidential treatment shall be accorded to such portion of the Seller Confidential Information required to be disclosed as Seller shall designate

7.12 VIK Board Appointments. Seller shall cause VIK to convene a general meeting of the shareholders of VIK and cause the individuals designated in writing by Buyer (the “Designated VIK Directors”) to be elected as directors of VIK as of the Closing Date.

7.13 Exclusivity. From and after the date hereof through and including the first to occur of the Closing and the termination of this Agreement pursuant to Article 17 hereof, Seller agrees, on behalf of itself and each of its Affiliates, that neither it nor any of its respective Representatives will, directly or indirectly, (i) solicit, initiate, knowingly encourage, or induce or take any other action to in any way knowingly facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to (including by way of furnishing information or assistance) an Acquisition Proposal, (ii) engage in or otherwise participate in any negotiations or discussions concerning, provide any information to, or cooperate in any way with, any Person relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Contract, agreement in principle, letter of intent, term sheet, or other similar instrument relating to any Acquisition Proposal.

7.14 Certain Actions. As and to the extent directed in writing by Buyer, Seller shall use its reasonable best efforts to, as promptly as practicable and prior to the Closing (provided this covenant shall continue to survive if not completed by the Closing) take the actions set forth on Annex 7.14.

7.15 VP Capitalization. VIHI shall, and Seller shall cause VIHI to, promptly commence and complete (which completion may be post-Closing) a compulsory buyout of the minority shareholders of VP in accordance with Polish law.

7.16 Edison Program. If Net Working Capital on the Closing Date includes an accrual for engineering receivables related to the Edison program (the “Closing Edison Receivables Accrual”) and, on the one-year anniversary of the Closing Date, (a) the sum of (i) the amount of collections in respect thereof plus (ii) engineering receivables accrued (short or long-term) pursuant to GAAP in respect thereof, is less than (b) the amount of the Closing Edison Receivables Accrual, then, no later than five (5) Business Days following such anniversary, Seller shall remit to Buyer the amount of such shortfall in cash by wire transfer of immediately available funds to an account designated by Buyer in writing.

ARTICLE 8

COVENANTS OF BUYER

8.1 Contribution of Capital by Buyer. On the Closing Date, Buyer will make a contribution to the capital of one or more members of the Stock Group in an aggregate amount of $25,000,000 (the “Additional Capital Amount”). Following the Closing and until the later to occur of (x) the second (2nd) anniversary of the Closing Date or (y) such time as Seller shall have no further obligations under the credit facility established pursuant to Section 7.5(b)(iv), and any and all amounts borrowed or otherwise owed thereunder shall have been fully repaid to Seller and such facility shall have been terminated with no further obligations of either party thereunder, Buyer shall not cause or permit the members of the Stock Group to make any return of capital, dividend, distribution or payment of management or similar fees (other than COAC Amounts) to any Affiliate of Buyer that is not associated with the Business; provided that notwithstanding the foregoing, nothing herein shall prohibit or restrict Buyer, the members of the Stock Group or any of their Affiliates from undertaking any return of capital that was contributed by Buyer or its Affiliates to the members of the Stock Group in excess of the Additional Capital Amount, in the form such contribution was made.

8.2 Making Records and Personnel Available.

(a) From time to time as a Retained Entity may reasonably request, Buyer shall make available to such Retained Entity such employees of the Business and copies of the records transferred to Buyer to the extent maintained or in the possession or control of Buyer for the sole purposes of allowing such Retained Entity, at their cost, (i) to defend against or assert claims related to the conduct of the Business by the Retained Entities and the members of the Stock Group prior to the Closing Date; and (ii) to handle Tax and financial audits or any Tax Proceeding involving the Business.

(b) This obligation will continue until the fifth (5th) anniversary of the Closing Date and, in the case of records and personnel that may reasonably be required to handle Tax Audits, until expiration of the applicable statute of limitations.

(c) All such information shall be treated as confidential information pursuant to the terms of Section 7.11, and returned to Buyer promptly upon the conclusion of its use by such Retained Entity. Notwithstanding anything to the contrary in this Agreement, any such access provided to a Retained Entity pursuant to this Section 8.2 shall be conducted at the expense of the requesting entity, in accordance with applicable Law (including any applicable antitrust, bank regulatory or competition Law), fiduciary duty or any binding agreement entered into prior to the date hereof, at a reasonable time, under the supervision of Buyer’s personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of Buyer and its Affiliates and Buyer will not be required to provide to any Retained Entity access to or copies of any records or files (including, but not limited to, any personnel file of any employee of Buyer or any of its Affiliates) the disclosure of which could subject Buyer or any of its Affiliates to risk of liability or violation of applicable Law.

8.3 Financial Support Arrangements; Remittance of Restricted Cash.

(a) Seller will cause to be maintained following the Closing (i) all Financial Support Arrangements covering each of the items set forth in Section 8.3(b) below for the period indicated in Section 8.3(b) and (ii) each other Financial Support Arrangement identified as a Visteon Corporate Guarantee” on Schedule 5.28 of the Disclosure Letter until the earlier to occur of (x) the third (3rd) anniversary hereof or (y) the sale or disposition of all of the outstanding equity interests or substantially all of the assets of the member of the Stock Group in favor of which such Financial Support Arrangement was established (except in respect of the guarantee arrangement established for the benefit of VMSAS in connection with the Leased Real Property on which VMSAS currently conducts operations, as to which the time period specified in clause (x) shall be ten (10) years); provided that, in each case, Buyer, during the relevant time period, will use its commercially reasonable efforts to provide a replacement guarantee from Buyer or another member of the Stock Group.

(b) Buyer acknowledges that certain of the items of Restricted Cash set forth on Annex 2.2(s) consist of letters of credit as to which Seller has posted cash collateral in the amounts set forth thereon. Buyer covenants and agrees as follows with respect to such items of Restricted Cash:

(i) As to the letter of credit in the amount of €1,800,000 for the benefit of VMSAS issued in connection with the Leased Real Property on which VMSAS currently conducts operations, Buyer will remit the amount of such cash collateral to Seller on the later to occur of (x) the date of termination of such lease and (y) the tenth (10th) anniversary of the Closing Date.

(ii) As to the letter of credit in the amount of €187,000 for the benefit of OOOVR issued in connection with the Leased Real Property on which OOOVR currently conducts operations, Buyer will remit the amount of such cash collateral to Seller on the later to occur of (x) the date of termination of such lease and (y) the tenth (10th) anniversary of the Closing Date.

(iii) As to the letters of credit for the benefit of VMSAS in the amount of €2,255,000 and VHESL in the amount of €5,757,150 issued in connection with pending tax and/or customs appeals, Buyer will remit the remaining amount of such cash collateral to Seller upon the final resolution of the Proceeding to which each such letter of credit relates.

ARTICLE 9

MUTUAL COVENANTS

9.1 Efforts to Consummate; Antitrust Filings and Other Filings.

(a) Subject to the terms and conditions herein provided, each of the Visteon Sale Entities and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

(b) Prior to the Closing Date, each of the Visteon Sale Entities and Buyer shall use commercially reasonable efforts to obtain, and to cooperate with each other, upon each other’s request, in any reasonable manner in connection with one of such party’s obtaining, any consents and waivers with respect to the transactions contemplated hereby in connection with any Contract or any other consents and approvals as are necessary in connection with the transactions contemplated hereby; provided, however, that commercially reasonable efforts shall not require Buyer to agree to the payment of any amount whatsoever or to any adverse conditions or changes in the terms of any Contract, in order to obtain any consent or waiver with respect to the transactions contemplated hereby. With respect to Environmental Laws that may apply to the transfer of Environmental Permits, the Visteon Sale Entities shall reasonably cooperate with Buyer and its Affiliates with respect to any necessary or desirable transfers and notices, which shall be the responsibility of Buyer to procure.

(c) In connection with the transactions contemplated by this Agreement, Seller and Buyer shall prepare and, as applicable, Seller and/or Buyer shall file the following filings as soon as reasonably practicable after this Agreement is signed:

(i) any filings set forth on Annex 9.1(c)(i) to the extent required under any Antitrust Law (“Antitrust Filings”); and

(ii) any other filings set forth on Annex 9.1(c)(ii) required to be made under any other applicable Law (“Other Filings”).

Seller and Buyer shall use commercially reasonable efforts to obtain an early termination of any applicable waiting period under, or (to the extent required by applicable Law) an acceptance or approval of, the Antitrust Filings and Other Filings and to resolve any objections asserted by any Antitrust Authority regarding the transactions contemplated by this Agreement; provided, however, that commercially reasonable efforts shall not require Buyer to, and the Visteon Sale Entities, without the prior written consent of Buyer, shall not and shall not offer, agree or commit to, whether or not conditioned on completion of the transactions contemplated by this Agreement, (x) divest or hold separate or enter into any licensing or similar arrangements with respect to, any of the Business Assets (whether tangible or intangible) or any portion of the Business or (y) consent to any limits on their freedom of action with respect to the Business.

(d) Seller and Buyer shall:

(i) promptly supply the other with any information and documentation needed to make the Antitrust Filings or Other Filings;

(ii) notify the other promptly if they receive:

(A) comments in connection with the Antitrust Filings or Other Filings; or

(B) requests for amendments or supplements to the Antitrust Filings or Other Filings or for additional information;

(iii) promptly supply the other with copies of all correspondence with a Governmental Authority about the transactions contemplated by this Agreement, the Antitrust Filings or Other Filings;

(iv) respond as promptly as practicable to inquiries or requests made by a Governmental Authority relating to the transactions contemplated by this Agreement, the Antitrust Filings or Other Filings;

(v) cause all documents that it files to comply in all material respects with all applicable requirements of Law; and

(vi) promptly inform the other if an event occurs that requires an amendment or supplement to the Antitrust Filings or Other Filings and cooperate with each other in filing the amendment or supplement.

(e) Buyer shall pay all filing fees required in connection with the Antitrust Filings or Other Filings up to an aggregate amount of Two Hundred and Fifty Thousand Dollars ($250,000) and Seller shall pay any such filing fees in excess of such amount.

9.2 Payments and Communications Received. Each Party shall promptly deliver to the other any cash, checks with appropriate endorsements (using their commercially reasonable efforts not to convert checks into cash), or other property or communications that it receives that belongs to the other Party, including any payments of accounts receivable and insurance proceeds.

9.3 Further Assurances. Each Party shall, at its own expense, execute and deliver such other instruments of conveyance and transfer the other Party reasonably requests to effectuate the transactions contemplated by this Agreement and the Related Agreements.

9.4 Preparation and Filing of Tax Returns; Payment of Taxes.

(a) In the case of any Tax Return for any member of the Stock Group for any taxable period (or portion thereof) ending on or before the Closing Date (the “Pre-Closing Period”), the due date of which is after the Closing Date, Buyer shall be responsible for the preparation of such Tax Return and shall, to the extent reasonably practicable, submit each such Tax Return to Seller at least fifteen (15) Business Days in advance of the due date of the filing to allow Seller to review and comment on the Tax Return; provided, however, that in the event the due date for any such Tax Return is less than fifteen (15) Business Days after the Closing Date or Buyer is otherwise unable to provide Seller with such Tax Returns at least fifteen (15) Business Days in advance of the due date of the filing, Buyer shall prepare such Tax Return and provide a copy to Seller for review and comment reasonably promptly after the Closing Date.

(i) All Tax Returns for any member of the Stock Group for a Pre-Closing Period shall be prepared in a manner consistent with historical practice, except to the extent otherwise required by Law.

(ii) In the event of any objection by Seller with respect to any Tax Returns for any member of the Stock Group for a Pre-Closing Period, Buyer and Seller shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both Parties and, if they are unable to resolve the dispute within five (5) Business Days, such dispute will be decided by the Accounting Firm prior to the due date of the filing of such Tax Returns, and the cost of the Accounting Firm will be shared equally by Buyer and Seller.

(iii) Buyer shall pay or shall cause to be paid the Taxes due with respect to such Tax Returns, provided, at least two (2) days prior to the due date of the applicable Tax Returns described above, Seller shall pay to Buyer (or the applicable member of the Stock Group) all payments required with respect to such Tax Returns, except to the extent that any Liability reflected on such Tax Returns was taken into account as a liability in calculating Closing Net Working Capital and resulted in an adjustment to the amount contributed by Seller to the members of the Stock Group pursuant to Section 4.5 hereof.

(b) Any Tax Return to be prepared and filed for a taxable period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be prepared on a basis consistent with the last previous similar Tax Return, except to the extent otherwise required by applicable Law.

(i) Buyer shall consult with Seller concerning each Tax Return for a Straddle Period.

(ii) Buyer shall provide Seller with a copy of each proposed Tax Return (and any additional information regarding that Tax Return as may reasonably be requested by Seller) at least twenty (20) Business Days prior to the filing of that Tax Return or, if twenty (20) Business Days is not reasonably practicable, then as soon as is reasonably practicable and in no event less than five (5) Business Days prior to the filing of that Tax Return. In the event of any objection by Seller with respect to any Tax Return for a Straddle Period, Buyer and Seller shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both Parties.

(iii) Buyer shall pay or shall cause to be paid the Taxes due with respect to such Tax Returns, provided, at least two (2) days prior to the due date of any such Tax Returns, Seller shall pay to Buyer (or the applicable member of the Stock Group) all payments required with respect to such Tax Returns that are allocable to the Pre-Closing Period under Section 9.5(b), except to the extent that any liability reflected on such Tax Returns was taken into account as a liability in calculating Closing Net Working Capital and resulted in an adjustment to the amount contributed by Seller to the members of the Stock Group pursuant to Section 4.5 hereof.

(c) Buyer shall be responsible for the payment of any and all Taxes of members of the Stock Group not incurred in the ordinary course of business (other than any matters contemplated by this Agreement) attributable to the acts or omissions of Buyer or Buyer’s Affiliates occurring (i) after the Closing Date or (ii) on the Closing Date, but after the Closing.

(d) Seller shall be responsible for the preparation and filing of, and payment of all Taxes with respect to, all Tax Returns for each Retained Entity for all periods (including consolidated, unitary, and combined Tax Returns) which include the operations of the Business for any period (or portion thereof); provided that with respect to a consolidated, unitary or combined Tax Return of which a member of the Stock Group is a member, Seller shall provide Buyer with a copy of the portion of each such proposed Tax Return relating to such member (and any additional information regarding such portion as may reasonably be requested) at least twenty (20) Business Days prior to the filing of such Tax Return. In the event of any objection by Buyer with respect to such portion, Buyer and Seller shall negotiate in good faith to resolve the objection to the reasonable satisfaction of both Parties.

(e) Buyer shall be responsible for any Taxes of any member of the Stock Group with respect to a taxable period or portion thereof beginning after the Closing Date.

(f) In connection with any amounts due to Seller or its Affiliates hereunder, Buyer (or its Affiliates) shall be entitled to withhold any amounts required by applicable Law and such amounts shall be treated as having been paid to Seller or its Affiliates hereunder.

9.5 Allocation of Certain Taxes.

(a) Buyer and Seller agree that if a member of the Stock Group is permitted but not required under applicable foreign, state, or local Tax Laws to treat the Closing Date as the last day of a taxable period, Buyer and Seller shall treat the Closing Date as the last day of a taxable period and make all applicable elections under such Tax Laws required to achieve such treatment. Buyer shall not make an election under Code Section 338 without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed.

(b) Taxes for a Straddle Period shall be apportioned for purposes of Section 9.4 and Section 15.1 in the following manner.

(c)

(i) in the case of any income, sales, gross receipts or similar Taxes of any member of the Stock Group that are payable with respect to a Straddle Period, the portion of the Taxes relating to a Pre-Closing Period shall be determined on the basis of a closing of the books and records of the Stock Group as of the Closing Date.

(ii) in the case of any Taxes other than income, sales, gross receipts, or similar Taxes of any member of the Stock Group that are payable with respect to a Straddle Period:

(A) the portion of Taxes relating to a Pre-Closing Period shall be equal to the product of all Taxes that are payable with respect to a Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period from the commencement of the period through and including the Closing Date and the denominator of which is the number of days in the Straddle Period; and

(B) appropriate adjustments shall be made to reflect specific events that can be identified and allocated as occurring on or prior to the Closing Date or occurring after the Closing Date.

9.6 Refunds, Carrybacks, and Amended Returns.

(a) Except to the extent provided in Section 9.6(b), (i) the amount of any refunds of Taxes (or similar credits against Taxes which for purposes of this Agreement include any recovery of value added Taxes) of a member of the Stock Group attributable to a Pre-Closing Period shall be for the account of Seller, (ii) the amount of any refunds of Taxes (or similar credits against Taxes) of a member of the Stock Group for any taxable period (or portion thereof) beginning after the Closing Date (the “Post-Closing Period”) shall be for the account of Buyer, and (iii) the amount of any refunds of Taxes (or similar credits against Taxes) of a member of the Stock Group for any Straddle Period shall be equitably apportioned between Seller and Buyer according to the principles of Section 9.5(b). Each Party shall forward, and shall cause its Affiliates to forward such refund (or similar credit against taxes), to the Party entitled to receive such refund (or similar credits against Taxes), net of any income Taxes, if any, with respect to such refunds (or similar credits against Taxes), within fifteen (15) days after such refund (or similar credits against Taxes) is received. For the avoidance of doubt, this Section 9.6(a) shall not entitle Seller to receive the benefit of or any payment in respect of any Tax attributes (e.g., net operating losses or tax credits) used to offset income or Taxes attributable to a Post-Closing Period; provided, however, that Seller shall be entitled to receive the benefit of the recovery of any value added Taxes paid prior to the Closing by Seller or any member of the Stock Group to the extent such Taxes are credited against value added Taxes paid in a Post-Closing Period.

(b) Buyer and Seller agree that, to the extent permitted by Law, members of the Stock Group shall elect to carry forward items of loss, deduction, or credit which arise in any taxable period ending after the Closing Date if such items would otherwise be carried back into a Tax Return of a member of the Seller Group); provided that if (and notwithstanding Section 9.6(a)) a member of the Seller Group or a member of the Stock Group receives a refund of Taxes (or similar credit against Taxes) relating to the carryback of a loss, deduction, or credit generated in a Post-Closing Period, such amount shall be for the account of Buyer, and Seller shall pay the value of such item to Buyer within fifteen (15) days after such refund (or similar credit against Taxes) is received.

(c) Except as required by Law or with respect to the carryback of any losses, deductions or credits pursuant to Section 9.6(b), Buyer shall not cause or permit any member of the Stock Group to file an amended Tax Return with respect to any Pre-Closing Period or Straddle Period without Seller’s written consent. Seller shall not, after the Closing Date, (i) cause or permit any amended Tax Return to be made or (ii) make or change any Tax election, in each case, with respect to or that would impact any member of the Stock Group without Buyer’s written consent.

9.7 Cooperation on Tax Matters; Tax Audits.

(a) Buyer and Seller and their respective Affiliates shall cooperate in the preparation of all Tax Returns for any Tax periods for which any of them could reasonably require the assistance of the other in obtaining any necessary information.

(b) Cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Business illustrating previous reporting practices or containing historical information relevant to the preparation of those Tax Returns, and furnishing other information within that party’s possession requested by the party filing the Tax Returns as is relevant to their preparation.

(c) Cooperation and information shall also include, to the extent reasonably necessary, provision of powers of attorney for the purpose of signing Tax Returns, defending audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority that relate to the Business, and providing copies of all relevant Tax Returns to the extent related to the Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Taxing Authority and records concerning the ownership and Tax basis of property, which the requested party may possess. Cooperation and information shall also mean provision to Seller, upon request, of all information reasonably necessary to confirm that the provisions of Article 13 related to recovery of VAT by Buyer are satisfied.

(d) Buyer and Seller and their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

9.8 Tax Audits.

(a) Each of Seller and the US Transferors, as applicable, shall have the right, at its own expense, to control any audit or examination by any Taxing Authority (a “Tax Audit”), relating solely to Taxes of Seller and the US Transferors for a Pre-Closing Period; provided Buyer shall have the right, at its own expense, to participate in all aspects of any such Tax Audit and Seller and the US Transferors, as applicable, shall not have the right to settle any matter which could reasonably be expected to have an adverse impact, as a result of the imposition of transferee liability on Buyer or any of its Affiliates or any member of the Stock Group after the Closing without the consent of Buyer.

(b) Except as provided in Section 9.8(a), Buyer shall have the right, at its own expense, to control any other Tax Audit, except that, with respect to any state, local, or foreign Taxes for any Straddle Period, Buyer shall consult with Seller with respect to the resolution of any issue that would affect Seller or any US Transferor, and shall not settle that issue, or file any amended Tax Return relating to a Straddle Period, without the consent of Seller or the affected US Transferor, which may not be unreasonably withheld. In addition, (i) Seller and the affected US Transferor shall have the right, at their own expense, to participate in any such Tax Audit and (ii) Buyer shall promptly inform Seller and the affected US Transferor of any meeting or other proceeding relating to such Tax Audit, shall provide Seller and the affected US Transferor with copies of any proposed written submission to the relevant Taxing Authority relating to such Tax Audit at least ten (10) days prior to submission, and shall consider in good faith any suggestions made by Seller or the affected US Transferor, with respect to such submission.

9.9 Disclosure Generally.

(a) Headings in the Disclosure Letter have been inserted for convenience of reference only and shall not be deemed to affect or alter the express description of the representations and warranties contained in this Agreement. Any information set forth in any section of the Disclosure Letter shall be deemed to have been set forth in each other section of the Disclosure Letter to the extent such information is disclosed with sufficient detail and in such a way as to make its relevance to the information called for by such other section reasonably clear on its face. The inclusion of information in the Disclosure Letter shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, Liability or other obligation of any kind exists with respect to any item (other than pursuant to this Agreement under Section 3.2), nor shall it be construed as or constitute an admission or agreement that such information is material to the Visteon Sale Entities or the Business. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Letter or Annexes is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letter is or is not material for purposes of this Agreement. All schedules in the Disclosure Letter attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein.

(b) From time to time between the date of this Agreement and the Closing Date, the Parties hereto may submit to one another written updates to the schedules in the Disclosure Letter. Any disclosure made pursuant to this Section 9.9(b) shall not affect the satisfaction or lack thereof of the conditions set forth in Section 10.2(a) and shall not limit Buyer’s right to sue for breach of representations and warranties in this Agreement or reduce the Liability of Seller in respect of such claim.

9.10 Working Capital Overage. Within the later of (i) twelve (12) months after the Closing Date or (ii) sixty (60) days after all of the Working Capital Tax Returns have been filed (after giving effect to applicable extensions), Buyer shall pay or cause to be paid to Seller the Working Capital Overage and shall provide Seller with documentation supporting its calculation of such Working Capital Overage.

9.11 Carve-Out Efforts. The Parties hereto acknowledge that it is their intent that the Business operate on a standalone basis from and after the Closing, in the manner contemplated by this Agreement and the Related Agreements. Accordingly, from the date of this Agreement until the Closing Date, each of Seller and Buyer shall, at its own expense, and each shall cause its Affiliates to, use their reasonable best efforts to take all such actions as are necessary or desirable in order for the Business to be able to operate on a standalone basis at the Closing in the manner contemplated by this Agreement and the Related Agreements, including without limitation the items described on Annex 9.11. To the extent the items listed on Annex 9.11 are not completed by the Closing Date, Seller will continue to perform or complete (as applicable) such items as Services (as defined in the TSA) under the TSA. The Parties shall meet and cooperate in good faith to agree on arrangements and pricing (if any) so that Seller may provide the activities described on Annex 9.11 for a mutually agreeable period after the Closing Date.

9.12 Tax Treatment of Payments. The Parties hereto agree that any payments made pursuant to Section 4.5, Section 4.6, Section 4.7, Article 10, Article 15, or Article 18 hereof shall be treated for tax purposes as an adjustment to purchase price (e.g., as a contribution to capital or distribution, as applicable).

ARTICLE 10

CONDITIONS PRECEDENT

10.1 Conditions Precedent to Seller’s Performance. Seller is obligated to consummate the transactions described in this Agreement on the Closing Date and to perform its other covenants and agreements according to the terms and conditions of this Agreement if, on or before the Closing Date, each of the conditions set forth in this Section 10.1 is satisfied:

(a) Representations and Warranties of Buyer.

(i) Buyer’s representations and warranties in this Agreement that are qualified as to materiality or Buyer Material Adverse Change are true and correct in all respects (without giving effect to any qualification as to “materiality” or “Buyer Material Adverse Change” set forth therein) when made and on the Closing Date as though made as of the Closing Date, except to the extent that the failure of such representations to be true and correct would not, in the aggregate, reasonably be expected to have a Buyer Material Adverse Change; provided that, any representations and warranties that are made as of a specified date shall continue on the Closing Date to be true and complete in all respects as of the specified date, except to the extent that the failure of such representations and warranties to be true and correct as of such dates together with the failure of any other representations to be true when made or as of the Closing Date has not had and would not, in the aggregate, reasonably be expected to have a Buyer Material Adverse Change.

(ii) Buyer’s representations and warranties in this Agreement that are not qualified as to materiality or Buyer Material Adverse Change are true and correct in all material respects when made and on the Closing Date as though made as of the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct as of such dates has not had and would not, in the aggregate, reasonably be expected to have a Buyer Material Adverse Change; provided that, any representations and warranties that are made as of a specified date shall continue on the Closing Date to be true and complete in all material respects as of the specified date.

(b) Performance of Buyer. Buyer has performed, satisfied and complied with all of its covenants and agreements, and satisfied all of its obligations and conditions required by this Agreement to be performed, complied with, or satisfied on or before the Closing Date, in each case, in all material respects.

(c) Absence of Litigation. No Order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which restrains or prohibits the transactions contemplated by this Agreement or the Related Agreements. The Visteon Sale Entities shall use their commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Closing Date.

(d) Buyer Certificate. Buyer has delivered a certificate substantially in the form attached as Exhibit A, dated as of the Closing Date and signed by a duly authorized officer, certifying that the conditions specified in Section 10.1(a) and Section 10.1(b) are fulfilled.

(e) Approvals. All waiting periods, if any, under each Antitrust Law set forth on Annex 9.1(c)(i) relating to the transactions contemplated in this Agreement and the Related Agreements have expired or terminated early and all material antitrust or competition law approvals required by applicable Law to be obtained prior to the Closing Date in connection with the transactions contemplated in this Agreement and the Related Agreements have been obtained. The requisite approvals of the Governmental Authorities listed on Annex 9.1(c)(ii) with respect to the transactions contemplated in this Agreement and the Related Agreements shall have been obtained.

(f) Irrevocable Offer. The Employee Representative Bodies Consultation Date (as that term is defined in the Irrevocable Offer) shall have occurred and all of the conditions under the Irrevocable Offer shall have been satisfied or waived (other than any such conditions which are not satisfied on account of an act or omission of a Visteon Sale Entity) such that the Irrevocable Offer could be accepted by VEUH, other than the condition that all conditions precedent set forth in this Article 10 have been fulfilled or waived.

(g) Related Agreements. Buyer shall have delivered to Seller a copy of each Related Agreement to which it or one of its Affiliates is a party, executed by Buyer and its Affiliates that are party thereto

10.2 Conditions Precedent to Buyer’s Performance. Buyer is obligated to consummate the transactions described in this Agreement on the Closing Date and to perform its other covenants and agreements according to the terms and conditions of this Agreement if, on or before the Closing Date, each of the conditions set forth in this Section 10.2 is satisfied:

(a) Representations and Warranties of Seller.

(i) Seller’s representations and warranties in this Agreement that are qualified as to materiality or Material Adverse Change are true and correct in all respects (without giving effect to any qualification as to “materiality” or “Material Adverse Change” set forth therein) when made and on the Closing Date as though made as of such date, except to the extent that the failure of such representations to be true and correct would not, in the aggregate, reasonably be expected to result in a Material Adverse Change; provided that, any representations and warranties that are made as of a specified date shall continue on the Closing Date to be true and complete in all respects as of the specified date, except to the extent that the failure of such representations and warranties to be true and correct as of such dates together with the failure of any other representations to be true when made or as of the Closing Date has not had and would not, in the aggregate, reasonably be expected to have a Material Adverse Change.

(ii) Seller’s representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 are true and correct in all respects when made and on the Closing Date as though made on the Closing Date; provided that, any representations and warranties that are made as of a specified date shall continue on the Closing Date to be true and complete in all respects as of the specified date.

(iii) Seller’s representations and warranties in this Agreement that are not qualified as to materiality or Material Adverse Change, other than such representations and warranties that are set forth in Section 10.2(a)(ii), are true and correct in all respects when made and on the Closing Date as though made as of the Closing Date except to the extent that the failure of such representations and warranties to be true and correct as of such dates has not and would not, in the aggregate, reasonably be expected to, result in a Material Adverse Change; provided that, any representations and warranties that are made as of a specified date shall continue on the Closing Date to be true and complete in all material respects as of the specified date.

(b) Performance of Seller. The Visteon Sale Entities have performed, satisfied, and complied with all of their respective covenants and agreements and satisfied all of their respective obligations and conditions required by this Agreement to be performed, complied with or satisfied on or before the Closing Date, in each case, in all material respects.

(c) Absence of Litigation. No Order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which restrains or prohibits the transactions contemplated by this Agreement or the Related Agreements. Buyer shall use its commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Closing Date.

(d) Seller Certificate. The Visteon Sale Entities have delivered a certificate substantially in the form attached as Exhibit B, dated as of the Closing Date and signed by a duly authorized officer, certifying that the conditions specified in Section 10.2(a), and Section 10.2(b) are fulfilled.

(e) Consents. The Visteon Sale Entities have obtained and delivered to Buyer the consents and approvals required in connection with the conveyance of the Transferred Stock and Assets as set forth on Annex 10.2(e), which consents shall be in full force and effect on the Closing Date.

(f) Shares. Seller and VIHI shall have delivered such documents (including the Share Notarial Deed) and taken such actions as are required by applicable Law in order to effect the Share Transfer.

(g) Approvals. All waiting periods, if any, under Antitrust Laws set forth on Annex 9.1(c)(i) relating to the transactions contemplated in this Agreement and the Related Agreements have expired or terminated early and all other antitrust or competition law approvals required by applicable Law to be obtained prior to the Closing Date in connection with the transactions contemplated in this Agreement and the Related Agreements have been obtained and become enforceable. The requisite approvals of the Governmental Authorities listed on Annex 9.1(c)(ii) with respect to the transactions contemplated in this Agreement and the Related Agreements shall have been obtained.

(h) Reorganization. Subject to Section 10.3 below, (x) the Reorganization shall have been effected (i) substantially in accordance with the steps set forth on Appendix B hereto, (ii) in a manner reasonably acceptable to Buyer, (iii) in accordance with applicable Law and (iv) without giving rise, directly or indirectly, to any Liability on the part of Buyer or any of its Affiliates and (y) in the event of a Delayed India Close Scenario, Seller shall have performed, and be continuing to perform immediately prior to the Closing, in all respects its obligations under clauses (x) and (y) of Section 7.4, and immediately as of Closing, Seller shall be seeking to perform in all respects its obligations under clause (x) and (y) of Section 7.4 in respect of the India Reorganization Alternative Case.

(i) Discharge of Liens; Indebtedness. Seller has delivered to Buyer evidence in form satisfactory to Buyer of (i) the release and discharge of all Liens (other than Permitted Exceptions) encumbering the Business Assets and (ii) the elimination of all Indebtedness of the members of the Stock Group, such elimination to be implemented in the manner set forth on Schedule 5.20(b)-1 and 5.20(b)-2 of the Disclosure Letter.

(j) Absence of a Material Adverse Change. Since the date of this Agreement, there shall not have been any change, event, circumstance, development or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Change.

(k) Director and Statutory Auditor Resignations; VIK Director Appointments. Buyer shall have received written resignation letters from such members of the board of directors and such statutory auditors of the Stock Group (the “Resignations”) who were nominated by the respective shareholders of each member of the Stock Group as Buyer shall have requested in writing at least five (5) Business Days prior to the Closing Date effective as of the Closing, which Resignations shall include a waiver of any claims held against such member of the Stock Group or Buyer and its Affiliates arising out, or in connection with, their tenure as a director or statutory auditor of such member of the Stock Group or the transactions contemplated by this Agreement. The Designated VIK Directors shall have been appointed as directors of VIK as of the Closing Date.

(l) Labor Approval. To the extent required under applicable Law, the approval of the transactions contemplated by this Agreement by all labor unions, works councils and other similar types of organizations applicable to the Business Employees shall have been obtained in writing.

(m) Required Liquidity. The actions contemplated by Section 7.5 (Required Liquidity) shall have been carried out, including the requirement to fund the Required Liquidity.

(n) Irrevocable Offer. The Irrevocable Offer shall have been accepted by VEUH.

(o) No Withholding. Seller shall have delivered one or more forms or affidavits, reasonably acceptable to Buyer, certifying in each relevant jurisdiction that no withholding is required by Buyer (or its Affiliates) as a result of the transactions contemplated hereby. Without limiting the foregoing, Seller shall have delivered to Buyer, (i) the applicable application form for withholding tax exemption under the Hungary-Korea treaty, pursuant to Article 98-4 of the South Korea Corporate Tax Act, (ii) Hungary tax residency certificate (Form DGT1) for each of VIHI and VEHC, and (iii) such substantiation as is necessary to demonstrate that the Hungary-Indonesia treaty applies to the sale of shares in PVI.

(p) Net Operating Losses. The 2012 statutory accounts of CESA and VHESL have been prepared in good faith in draft form, and VHESL has duly filed an amended tax return for 2012 claiming the net operating losses of CESA on its tax return based on such statutory accounts. Notwithstanding anything to the contrary herein, in the event the finalized 2012 statutory accounts differ from the draft 2012 statutory accounts, Seller agrees to cooperate with Buyer with respect to the filing of a further amended tax return for VHESL for 2012 based on such finalized 2012 statutory accounts, and to bear any costs related thereto.

(q) Related Agreements. Seller shall have delivered to Seller a copy of each Related Agreement to which it or one of its Affiliates is a party, executed by Seller and its Affiliates that are party thereto.

(r) Foreign Business License. VTL shall have received a FBL In Principle that shall remain in full force and effect after giving effect to the consummation of the transactions contemplated by this Agreement and the Related Agreements.

(s) Due Inquiry Certifications. Each of the Knowledge Persons shall have delivered a certificate, dated as of the Closing Date and signed by such Knowledge Person, certifying that such Knowledge Person has reviewed a final version of this Agreement, the Disclosure Letter, and the Exhibits and Annexes attached hereto and has made due inquiry under the circumstances with respect to the items that are qualified by Seller’s “Knowledge” (collectively, the “Due Inquiry Certifications”).

(t) Intercompany Nontrade Receivables and Payables. Seller shall have delivered to Buyer evidence in form satisfactory to Buyer of the settlement of all Intercompany Nontrade Receivables and Intercompany Nontrade Payables.

(u) Cash Locations. Seller’s obligation under Section 7.5 to procure that the members of the Stock Group have at Closing the Required Liquidity shall have been satisfied with no more than the amount of cash under the heading “Maximum Applied Cash” that is set forth opposite the name of each member of the Stock Group identified on Annex 10.2(u) being applied towards such obligation. Seller shall have used its best efforts from the date hereof until Closing to ensure that the remaining Transferred Cash, Additional Cash, Transferred Liabilities Cash, Restricted Cash, any cash or cash equivalents that is set forth on Annex 2.2(t) or any assets described in Section 2.2(n) to the extent such assets are cash or cash equivalents, after giving effect to the foregoing sentence, will be held by Blossom HoldCo, subject to (x) Seller’s good faith determination of the cash amounts required to be contributed to the members of the Stock Group (excluding those specified on Annex 10.2(u)) in order for the representations set forth in Section 5.31 to be true at Closing in respect of such members and (y) amounts contributed to members of the Stock Group, upon the Parties’ mutual written agreement, in respect of such members’ ordinary course, short term working capital requirements.

10.3 Waiving Conditions.

(a) Seller may waive any of the conditions set forth in Section 10.1 and Buyer may waive any of the conditions set forth in Section 10.2, in whole or in part, each in its sole and absolute discretion.

(b) Notwithstanding anything herein to the contrary, if, on the potential Closing Date, each of the conditions set forth in Section 10.2 above has been satisfied or waived other than (in respect of the steps in the Reorganization required by Section 10.2(h) above) the India Reorganization Base Case and Seller has satisfied its obligations under Section 7.4 (a “Delayed India Close Scenario”), then the condition set forth in Section 10.2(h) shall be deemed to have been satisfied in respect of the Closing, and Buyer shall be obligated to consummate the transactions described in this Agreement on such date (or such other date as the Parties may mutually agree in writing under Section 12.1), provided that:

(i) On or prior to the Closing Date Seller shall deposit the sum of $20,000,000 (the “Escrow Fund”) into an escrow account established in the name of Blossom HoldCo (or such other entity as designated by Buyer) (the “Buyer Escrow Party”) as set forth below (the “Escrow Account”). The Escrow Account will be established with a financial institution mutually agreed upon by Buyer Escrow Party and Seller (the “Escrow Agent”) pursuant to an escrow agreement in a customary form and on terms and conditions reasonably acceptable to the Buyer Escrow Party, Seller and the Escrow Agent and consistent with this Section 10.3.

(ii) Should the demerger transaction contemplated by the India Reorganization Alternative Case be consummated, the Escrow Fund will be used to fund the required payment to HVCC in exchange for the acquisition by Blossom HoldCo of all of the shares of VSIP as contemplated by the India Reorganization Alternative Case;

(iii) The conditions precedent of Section 10.2 shall apply, mutatis mutandis, to the consummation of the India Reorganization Alternative Case (the “India Reorganization Closing”);

(iv) Should Buyer elect for any reason not to consummate the India Reorganization Alternative Case (other than as a result of a failure of a condition precedent under Section 10.3(b)(iii)), the Escrow Agent shall remit the entire Escrow Fund to Seller;

(v) Seller shall, from and after the Closing Date, make the following payments to Buyer (or its Affiliated designee) during and in respect of the following time periods;

(A) Should the India Reorganization Closing occur prior to December 1, 2014, Seller shall not be required to make any payment to Buyer (or its Affiliated designee) pursuant to this Section 10.3(b)(v);

(B) Should the India Reorganization Closing occur on or after December 1, 2014, but prior to July 1, 2015, Seller shall, on a monthly basis, pay to Buyer (or its Affiliated designee) by wire transfer of immediately available funds in respect of each calendar month during such period (including a prorated payment in respect of the month in which the India Reorganization Closing occurs), the amount of $725,000 less the amount paid by Seller to the Stock Group for engineering, program management, and administrative services for such month in respect of the Business’ India operations;

(C) Should the India Reorganization Closing occur on or after July 1, 2015, but prior to December 31, 2015, Seller shall, on a monthly basis, pay to Buyer (or its Affiliated designee) by wire transfer of immediately available funds, in respect of each calendar month during such period (including a prorated payment in respect of the month in which the India Reorganization Closing occurs), the amount of $1,125,000 less the amount paid by Seller to the Stock Group for engineering, program management and administrative services for such month in respect of the Business’ India operations; and

(D) Should the India Reorganization Closing not have occurred by December 31, 2015, Buyer may elect, at its sole option, to either (x)

terminate Seller’s obligation to continue to pursue the India Reorganization Alternative Case, in which case the Escrow Agent shall promptly remit the sum of $13,000,000 from the Escrow Fund to the Buyer Escrow Party and the remainder of the Escrow Fund to Seller, and the Buyer Escrow Party’s retention of such sum shall be Buyer’s sole and exclusive remedy in respect of the failure of the India Reorganization Closing to have occurred, or (y) direct Seller to continue to pursue the India Reorganization Alternative Case, in which case the payments specified in Section 10.3(b)(v)(C) shall continue indefinitely until the India Reorganization Closing shall have occurred: provided, that, should Buyer make the election specified in clause (y) of this Section 10.3(b)(v)(D), Seller may, in its sole option, direct the Escrow Agent promptly to remit the entire Escrow Fund to the Buyer Escrow Party, which direction by Seller shall terminate Seller’s obligation to continue to pursue the India Reorganization Alternative Case and the Buyer Escrow Party’s retention of such sum shall be Buyer’s sole and exclusive remedy in respect of the failure of the India Reorganization Closing to have occurred; and

(vi) Notwithstanding any provision of this Agreement to the contrary, the covenant of Seller set forth in Section 7.3 shall not limit or restrict Seller’s continued operation of the Business in India (which shall nevertheless remain subject to Section 7.1) pending the consummation of the India Reorganization Alternative Case and such covenant in Section 7.3 shall not apply to Seller’s operation of the Business in India should Seller’s obligation to pursue the India Reorganization Alternative Case terminate as provided in Section 10.3(b)(v)(D).

(vii) Whenever the terms “Closing” and “Closing Date” are used in Article 2, 3, 5, 9, 11, 14 and 15 and Sections 7.2 and 12.3, such terms shall, in respect of the India Reorganization Alternative Case in the event of a Delayed India Close Scenario, be deemed to refer, mutatis mutandis, to the India Reorganization Closing and the date of the India Reorganization Closing, respectively.

ARTICLE 11

EMPLOYEES AND EMPLOYEE BENEFITS

11.1 Employment.

(a) At the Closing Date, Buyer shall (or shall cause an Affiliate to) continue the employment of all Business Employees set forth on the Employee Census who transfer to Buyer pursuant to the Share Transfer and shall provide for a period of twelve (12) months following the Closing Date compensation and benefits to such Business Employees that, taken as a whole, are substantially equivalent in the aggregate to the compensation and benefits received by such Business Employees immediately prior to the Closing Date, including base salary or base wages that are at least equal to the base salary or base wages payable to such Business

Employees immediately prior to the Closing Date. Nothing in this Section 11.1 shall be construed as to confer upon any Business Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or to prevent Buyer or its Affiliate from terminating the employment of any Business Employee at any time after the Closing Date for any reason (or no reason), other than as provided by applicable Law or any collective bargaining or similar contractual arrangement applicable to such Business Employee.

(b) As of the Closing Date, Buyer or its Affiliate shall (i) maintain the Stock Group Benefit Plans, and (ii) assume and, to the extent required by applicable Law, maintain the Assumed Employee Benefit Plans for the benefit of the Business Employees and Seller and Buyer shall cooperate with each other to take all actions and execute and deliver all documents and furnish all notices necessary to establish Buyer or its Affiliate as the sponsor of such Assumed Employee Benefit Plans. Notwithstanding the foregoing, but subject to the terms of any labor agreement, Buyer or its Affiliate may, in its sole discretion, amend, suspend, or terminate any such Stock Group Benefit Plan and Assumed Employee Benefit Plan at any time in accordance with its terms.

(c) With respect to any “employee benefit plan” maintained by Buyer or any of Buyer’s Subsidiaries (including any vacation, paid time off and severance plans) in which Business Employees participate after the Closing Date, for all purposes, including determining eligibility to participate, level of benefits, benefit accruals (other than benefit accrual under any defined-benefit pension plan or similar arrangements) and vesting, each Business Employee’s service with each Visteon Sale Entity (as well as service with any predecessor employer of a Visteon Sale Entity to the extent service with such predecessor employer is recognized by such Visteon Sale Entity) shall be treated as service with Buyer or any of Buyer’s Subsidiaries to the same extent that such service was recognized as of the Closing under a comparable Business Employee Benefit Plan in which the Business Employee participated; provided that such crediting of service does not result in any duplication of benefits.

(d) Buyer shall waive, or cause to be waived to the extent permitted under the terms of the welfare benefit plan and as provided by Law, any pre-existing condition limitation, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Buyer or any of its Subsidiaries (other than the Stock Group Benefit Plans and Assumed Employee Benefit Plans) in which the Business Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date to the extent such conditions and exclusions were satisfied or did not apply to such employees under the Business Employee Benefit Plans prior to the Closing. Buyer shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Business Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing Date.

11.2 Severance Payment Responsibilities.

(a) As of the Closing Date, Seller shall assume all Liabilities, responsibilities and obligations for severance payments or other separation benefits to which any Business

Employee may be or become entitled, or claim to be entitled, as a result of the acquisition of the Business or the Reorganization. The severance payments and separation benefits provided by Seller to any Business Employee on and after the Closing shall comply with the requirements of applicable Law.

(b) In the event any employee of Seller or its Affiliates who is not identified in the Employee Census claims that his/her employment Contract had been transferred to Buyer by operation of Law, Seller shall indemnify Buyer for any severance costs and expenses arising out of or relating to such claims.

11.3 Success Bonuses. On the Closing Date, Seller shall satisfy the obligations relating to each success bonus set forth and described on Annex 11.3 (the “Success Bonuses”) in the manner described on such Annex 11.3.

11.4 Employee Communications. Prior to making any written communications to the Business Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Seller shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and Buyer and Seller shall cooperate in providing any such mutually agreeable communication.

11.5 No Amendment; No Third Party Beneficiaries. Nothing contained in this Article 11, express or implied, is intended to constitute an amendment to or any other modification of any Business Employee Benefit Plan, Stock Group Benefit Plan or Assumed Employee Benefit Plan. Further, this Article 11 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Article 11, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Article 11.

ARTICLE 12

CLOSING

12.1 Closing Date. The Closing will take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022. The Closing will occur at 10:00 a.m. on the later of (i) October 1, 2014 or such earlier date as may be specified in writing by Buyer and (ii) the first Business Day following the calendar month in which the last of the conditions to such Closing Date set forth in Section 10.1 and Section 10.2 are satisfied or waived other than conditions that by their nature are to be satisfied as of the Closing. The Parties may mutually agree in writing to have the Closing on another date or at another place and time. The Closing will be effective as of the Effective Time and, for the avoidance of doubt, whenever this Agreement or the Related Agreements makes reference to the “Closing” or “Closing Date”, to the extent the timing thereof is relevant, such reference shall be deemed to refer to the Effective Time.

12.2 Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller or a Visteon Sale Entity, as appropriate:

(a) the Purchase Price required by Section 4.1 of this Agreement;

(b) a copy of each Related Agreement to which it or one of its Affiliates is a party, executed by Buyer and its Affiliates that are party thereto; and

(c) all other documents required to be delivered by Buyer at the Closing under this Agreement or any Related Agreement.

12.3 Deliveries by Seller. At the Closing, Seller shall cause a Visteon Sale Entity, as applicable, to deliver to Buyer:

(a) certificates representing all of the equity interests of each member of the Stock Group to the extent that each such member of the Stock Group has certificated securities;

(b) as and to the extent required by the IP Agreement, assignments of Seller’s ownership rights to each of the Proprietary Rights, if any, to be transferred at the Closing in form satisfactory to counsel for Buyer and Seller and in recordable form to the extent necessary to assign these rights;

(c) a special warranty deed (or the local equivalent thereof) for the Real Property, if any, to be transferred at the Closing, subject to the Real Property Permitted Exceptions and in form acceptable for filing with and recording in the records of the jurisdiction where the Real Property is located;

(d) an assignment of Seller’s leasehold interest in the Leased Real Property identified on Schedule 5.6(b) of the Disclosure Letter, if any, to be transferred at the Closing, in form satisfactory to counsel for Buyer and Seller and in recordable form to the extent necessary to assign such interest;

(e) a copy of each Related Agreement to which it is a party, executed by such party thereto;

(f) all Books and Records as set forth in Section 2.2(g) hereof;

(g) all documentation and other relevant records relating to, in connection with, and evidencing the Reorganization;

(h) all documentation required to evidence the receipt of a FBL In Principle;

(i) all documentation required to evidence (x) the discharge of all Liens (other than Permitted Exceptions) encumbering the Business Assets and (y) the elimination of Indebtedness in the manner set forth on Schedule 5.20(b)-1 and 5.20(b)-2 of the Disclosure Letter;

(j) a copy of the Due Inquiry Certifications;

(k) all documentation required to evidence the settlement of all Intercompany Nontrade Receivables and Intercompany Nontrade Payables;

(l) copies of the Resignations; and

(m) all other documents required to be delivered by any Visteon Sale Entity at the Closing under this Agreement or any Related Agreement.

ARTICLE 13

SALES AND TRANSFER TAXES

Notwithstanding anything to the contrary in this Agreement, (i) Seller shall be responsible for any sales, use, transfer, stamp, registration and documentary Taxes (and any similar Taxes) as well as any recording and filing fees imposed by any foreign, federal, state, local or other Taxing Authority as a result of the consummation of the transactions contemplated by this Agreement, including but not limited to the Reorganization and the transfer of the Transferred Stock and Assets and (ii) in the event that such Taxes are imposed by Law on Buyer or a member of the Stock Group, Seller agrees that it will pay the amount of such Taxes to Buyer (or such member) prior to the due date of such Taxes, and in any event will promptly reimburse Buyer (or such member) for the amount of such Taxes paid by Buyer (or such member); provided that if Value-Added Taxes are imposed on and paid by Seller as a result of the consummation of the transactions contemplated by this Agreement, Buyer shall promptly pay to Seller any such amounts actually recovered by Buyer, any Affiliate of Buyer or any member of the Stock Group subsequent to the consummation of the transactions contemplated by this Agreement as and when such amounts are actually recovered.

ARTICLE 14

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

14.1 Seal. Each of the Parties to this Agreement hereby intends that this Agreement shall be an instrument under seal for all purposes. Notwithstanding the foregoing, each of the Parties to this Agreement hereby acknowledges and agrees that:

(a) each Party intends for the survival periods of the representations, warranties, covenants and agreements contained in this Article 14 and delivered in any certificate delivered pursuant to this Agreement to apply as set forth in this Article 14 (with all references therein to applicable statutes of limitation to refer to the statutes of limitation applicable to the underlying claims (and not the statute of limitations for breach of written contract under Delaware law));

(b) the 20-year statute of limitations period applicable to instruments under seal under Delaware law is hereby contractually reduced, if applicable, to the applicable periods set forth in this Article 14 (with all references therein to applicable statutes of limitation to refer to the statutes of limitation applicable to the underlying claims (and not the statute of limitations for breach of written contract under Delaware law)); and

(c) each Party hereby waives and covenants not to assert any claim or defense based on any survival period other than those set forth in this Article 14.

14.2 Representations and Warranties.

(a) Fundamental Representations. The representations and warranties in Section 5.1 (Organization, Existence and Standing of Seller), Section 5.2 (Qualification), Section 5.3 (Capitalization), Section 5.4 (Corporate Authority), Section 5.7(a) (Personal Property), Section 5.8(c) (Business Assets), Section 5.11 (Taxes), Section 5.16 (Finders, Brokers and Investment Bankers) and Section 5.20(b) (Stock Group Indebtedness), (collectively, the “Seller Fundamental Representations”), and Section 6.1 (Organization, Existence and Standing of Buyer), Section 6.2 (Corporate Authority) and Section 6.5 (Finders, Brokers and Investment Bankers) (collectively, the “Buyer Fundamental Representations”) shall survive indefinitely.

(b) Non-Fundamental Buyer Representations. All representations and warranties in Article 6 that are not Buyer Fundamental Representations terminate on the Closing Date.

(c) Non-Fundamental Seller Representations. All representations and warranties in Article 5 that are not Seller Fundamental Representations shall survive the Closing for a period of three years; provided, however that the representations and warranties in Section 5.5(b) (Financial Information), 5.7(b)(iii) (Inventory), 5.13 (Product Warranty; Product Liability), 5.18 (Permits) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority), 5.19 (Compliance with Laws) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority), 5.22(g) (Employee Benefits), 5.24 (Inappropriate Payments), 5.25 (Governmental Approvals) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority), 5.27 (Export Control Laws) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority), 5.31 (Solvency and Positive Equity Balances) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority) and 5.32 (Money Laundering Laws) (solely with respect to a Loss arising directly or indirectly from or in connection with an Excluded Jurisdiction Authority) shall survive for a period of 18 months; and provided, further that, without limiting the foregoing, to the extent that the representations and warranties in Article 5 that are not Seller Fundamental Representations cover a matter in clauses (xi), (xii), (xvii)-(xxii) and (xxvi) of Section 6.1 of the R&W Insurance Policy, such portion of such representation and warranty shall survive the Closing for a period of 18 months.

14.3 Covenants and Agreements. Covenants and agreements that do not have specific time periods of applicability survive the Closing Date indefinitely. Covenants and agreements that have specific time periods of applicability survive the Closing Date for the periods prescribed.

14.4 Notice of Claim. No Party is obligated to indemnify the other for breach of any representation, warranty, covenant or agreement unless notice of a claim for indemnification with respect to that breach has been delivered to it as provided in Article 15, prior to the end of the applicable survival period.

ARTICLE 15

GENERAL INDEMNIFICATION

15.1 Indemnification of Buyer.

(a) Subject to this Article 15, from and after the Closing, Seller shall indemnify Buyer and its Affiliates, and their respective officers, directors, employees and agents and, as of the Closing, the members of the Stock Group and their Affiliates, and their respective officers, directors, employees and agents (collectively, “Buyer’s Indemnified Persons”) against all Losses incurred by Buyer’s Indemnified Persons as a result of:

(i) any breach of the Seller Fundamental Representations to the extent not covered by the R&W Insurance Policy as a result of the Limit of Liability set forth in the R&W Insurance Policy;

(ii) any breach by Seller of any of the representations and warranties in Article 5 to the extent not covered by the R&W Insurance Policy as a result of any R&W Insurance Policy Exclusion applicable thereto;

(iii) any breach by Seller of any of its covenants hereunder (including any failure to cause a Visteon Sale Entity to comply with such covenant);

(iv) the Retained Liabilities or the assertion thereof against Buyer’s Indemnified Persons;

(v) any Taxes of any member of the Stock Group relating to a Pre-Closing Period (including the portion of any Taxes for any Straddle Period that relate to a Pre-Closing Period pursuant to Section 9.5(b) hereof);

(vi) any Taxes payable under any Tax sharing, allocation, or indemnification or similar agreement entered into prior to the Closing;

(vii) any Taxes arising out of the Reorganization or the settlement of intercompany obligations in satisfaction of the condition in Section 10.2(t);

(viii) any Taxes of the Retained Entities, including Taxes arising from the transactions contemplated by this Agreement; and

(ix) any Tax withholdings imposed on Buyer or its Affiliates or any member of the Stock Group arising from the transactions contemplated by this Agreement;

provided, however, that Seller shall not indemnify Buyer’s Indemnified Persons for any Taxes to the extent such Taxes were taken into account as a liability in calculating Closing Net Working Capital (adjusted for any Working Capital Overage paid pursuant to Section 9.10 hereof) and resulted in an adjustment to the amount contributed by Seller to the members of the Stock Group pursuant to Section 4.5 hereof.

(b) All materiality or Material Adverse Change qualifiers in any representation or warranty contained in Article 5 shall be read out for the purposes of determining whether such representation or warranty has been breached and the amount of any applicable Loss as a result thereof.

15.2 Indemnification of Seller. Subject to this Article 15, from and after the Closing, Buyer shall indemnify the Retained Entities and their Affiliates, and their respective officers, directors, employees, agents (“Seller’s Indemnified Persons”) against any Losses incurred by Seller’s Indemnified Persons as a result of:

(a) any breach of the Buyer Fundamental Representations

(b) any breach by Buyer of any of its covenants hereunder; and

(c) the Assumed Liabilities or the assertion thereof against the Seller Group;

15.3 Procedures for Claims.

(a) Within thirty (30) days after it becomes aware of an eligible claim for which it intends to seek indemnification under this Article 15, a Party shall provide notice of the claim to the other Party, stating:

(i) the amount claimed to be due;

(ii) the basis of the claim; and

(iii) the provisions of this Agreement under which the claim is asserted;

provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent (and only to the extent) the Indemnifying Person has been actually and materially prejudiced as a result of such failure

(b) Within thirty (30) days after receipt of this notice, a Party shall by notice to the other Party concede or deny liability in whole or in part.

(c) The Parties shall use reasonable good faith efforts to resolve any dispute over a claim brought under this Article 15 for thirty (30) days after a Party provides notice denying liability in whole or in part.

15.4 Third Party Claims.

(a) If a claim by a Third Party is made against a Party hereto or any of its Affiliates in respect of, arising out of or involving a matter for which the Indemnified Person is entitled to be indemnified by another Party hereto pursuant to this Article 15 (a “Third Party Claim”), such Indemnified Person must notify the Indemnifying Person within ten (10) Business Days following receipt by such Indemnified Person of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent (and only to the extent) the Indemnifying Person has been actually and materially prejudiced as a result of such failure. Thereafter, the Indemnified

Person shall deliver to the Indemnifying Person, promptly following the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Person, the Indemnifying Person shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Person and reasonably acceptable to the Indemnified Person. Should the Indemnifying Person so elect to assume the defense of a Third Party Claim, the Indemnifying Person shall not be liable to the Indemnified Person for any legal expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense; provided, however, that if (i) there is a material conflict of interest between the Indemnifying Person and the Indemnified Person, (ii) there are specific defenses available to the Indemnified Person which are different from or additional to those available to the Indemnifying Person which could be adverse to the Indemnifying Person, or (iii) the Third Party Claim is for an amount greater than the applicable Maximum Amount, the Indemnified Person shall have the right to employ counsel at the Indemnifying Person’s expense, separate from the counsel employed by the Indemnifying Person. The Indemnifying Person shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof. If the Indemnifying Person chooses to defend or prosecute a Third Party Claim, all the Indemnified Persons shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Person’s request) the provision to the Indemnifying Person of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) An Indemnifying Person that has assumed the defense of a Third Party Claim shall not consent to a settlement of, or the entry of any judgment arising from, the claim unless the Indemnified Person consents in writing to the settlement or judgment, which consent may not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Person (i) shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Person may recommend and that by its terms obligates the Indemnifying Person to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Person completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnified Person, and (ii) shall not enter into any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the Indemnifying Person (which shall not be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding the foregoing, the Indemnifying Person shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Person in defending such Third Party Claim) if the Third Party Claim seeks an Order, injunction or other equitable relief or relief for other than money damages against the Indemnified Person that the Indemnified Person reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. In the case of any Third Party Claim referred to in this Section 15.4(d), if such equitable relief or other relief portion of such Third Party Claim can be so separated from that for money damages, the Indemnifying Person shall be entitled to assume the defense of the portion of such Third Party Claim relating to money damages.

15.5 Exclusive Remedy; Priority of Claims.

(a) Except as otherwise provided for in this Agreement, including the rights of the Parties hereunder to specific performance or other equitable relief pursuant to Section 19.12 and the rights of Buyer under Section 10.3(b)(v) and to liquidated damages under Article 18, following the Closing Date, the indemnification provided by this Article 15 and claims against the R&W Insurance Policy are the exclusive remedies for the Parties with respect to this Agreement and the transactions contemplated by this Agreement (other than with respect to any remedies contemplated by the Related Agreements). Notwithstanding the foregoing, claims for fraud or intentional misrepresentation are not be limited by this Section 15.5.

(b) Buyer agrees that, if it has an eligible claim for which it could seek indemnification under both (x) Section 15.1(a)(i) or 15.1(a)(ii) for a Loss in respect of a breach of a representation or warranty and (y) Section 15.1(a)(iv) for a Loss in respect of a Retained Liability, then Buyer shall pursue and use its reasonable best efforts to exhaust its remedies in respect of such eligible claim in respect of such breach of a representation or warranty under the R&W Insurance Policy prior to making a claim in respect thereof for indemnification under Section 15.1(a)(iv). For the avoidance of doubt, except for any rights of Buyer arising out of a failure of the conditions in Sections 10.2(a)(i)-(iii) to be satisfied, or as provided in Sections 15.1(a)(i) and 15.1(a)(ii) (subject to (A) clause (ii) of Section 17.2 and (B) the limits in respect thereof set forth in Section 15.9(c)), the R&W Insurance Policy shall be the sole remedy of Buyer in respect of any breach of a representation and warranty of Seller under Article 5.

15.6 Payment of Amounts. A Party shall pay in immediately available funds any amounts due and owing to the other Party as a result of any occurrence that gives rise to indemnification under this Article 15. To the extent permissible under applicable Law, all indemnification payments will be treated as adjustments to the Purchase Price.

15.7 Insurance Offset. The amount of any Losses suffered by a Party will be reduced by the amount of insurance proceeds actually collected by an Indemnified Person net of costs incurred by such Indemnified Person in seeking such collection and net of any estimated increases in insurance premiums arising therefrom. Such reduction, if any, will be applied as follows:

(a) all Losses shall be paid or reimbursed promptly upon determination; and

(b) the Party incurring the Losses shall reimburse the other Party for such net effect of insurance coverage, if any, calculated as of the date of recovery of any insurance proceeds (taking into account any increases in insurance premiums reasonably estimated by the Indemnified Person); and

(c) Any amount payable by an Indemnifying Person pursuant to this Article 15 shall be paid in accordance with the requirements set forth in Section 15.6 and not delayed pending any determination of amounts required to be paid under this Section 15.7.

15.8 Tax Offset.

(a) The amount of any Losses suffered by Buyer in respect of a member of the Stock Group or by Seller will be (i) reduced by any net Tax benefits actually realized by such member or Seller in the taxable year such Losses are paid or incurred to the extent such Tax benefits result from the deductibility of the payment or accrual of such Losses (determined on a with and without basis) and (ii) increased by any net Tax detriment actually incurred by Buyer (or any member of the Stock Group) or the Seller Group as a result of the receipt or accrual of the indemnification payment in respect of such Losses. To the extent any Tax benefit is subsequently disallowed by a Taxing Authority, the indemnifying party shall repay such amounts to the other party.

(b) The amount of any Losses suffered by Buyer in respect of an adjustment to Taxes of a member of the Stock Group as a result of a Proceeding by a Taxing Authority will be reduced by any net Tax benefits (including refunds (or similar credits against Taxes) or reductions in Taxes paid) if and when actually realized by such member in a taxable period ending after the Closing Date as a correlative result of the underlying circumstances producing such Loss, taking into account only the first taxable year in which such Tax benefit is actually realized by such member and the four succeeding taxable years. To the extent any such Tax benefits are subsequently disallowed by a Taxing Authority (and such Tax benefits resulted in a reduction of the indemnity payment due by Seller to Buyer), Seller shall repay such disallowed Tax benefit amounts to Buyer. Furthermore, if pursuant to Section 9.6(a) Seller receives a refund of Taxes (or similar credit against Taxes) as a result of a proceeding by a Taxing Authority and, as a correlative result, Buyer or any member of the Stock Group incurs a Tax Liability with respect to a taxable period ending after the Closing Date, Seller shall pay over an amount of such Tax refund equal to the Tax Liability incurred by Buyer or such member of the Stock Group.

(c) For the avoidance of doubt, the fact that a Tax benefit referred to in Section 15.8(a) or 15.8(b) may be actually realized in the future shall not relieve or delay the indemnifying party from making the full amount of the indemnification payment required pursuant to this Article 15. To the extent such Tax benefits are actually realized after such payment is made, the indemnified party shall promptly pay such amounts to the indemnifying party if and when actually realized.

15.9 R&W Insurance Policy; Maximum Amount of any Indemnification.

(a) All representations and warranties in Article 5 shall be covered by a buy- side representations and warranties insurance policy (the “R&W Insurance Policy”), except as set forth in the R&W Insurance Policy (any such exceptions other than the Limit of Liability set forth in the R&W Insurance Policy, the “R&W Insurance Policy Exclusions”).

(b) No later than five (5) calendar days after the date hereof, Seller shall pay in cash by wire transfer of same-day funds to one or more accounts designated by Buyer the total premium that is due under Section 3.4 of the R&W Insurance policy in an amount no greater than $2,000,000.

(c) Notwithstanding any provision to the contrary in this Agreement, the aggregate liability of (x) Seller under Sections 15.1(a)(i) and 15.1(a)(ii) for breaches of representations and warranties shall not exceed Fifteen Million Dollars ($15,000,000) and (y) Buyer under Section 15.2(a) for breaches of representations and warranties shall not exceed Fifteen Million Dollars $15,000,000 (each such amount in the foregoing clauses (x) and (y), as applicable, a “Maximum Amount”).

15.10 Environmental, Health and Safety Liabilities Indemnity Procedures.

(a) Seller shall have the right to direct, through counsel, consultants and contractors of its choosing, the defense, settlement, negotiation and resolution of, including any investigation, monitoring, containment, corrective action, remedial action or response action in compliance with Environmental Laws or required by any Governmental Authority related to (collectively “Resolution”) any Environmental, Health and Safety Liabilities for which it is responsible under the Agreement, at Seller’s expense, provided, however, that such Resolution is subject to the consent of any insurer, where applicable.

(b) If Seller elects to direct the Resolution of any such Environmental, Health and Safety Liabilities, Buyer may participate at Buyer’s own expense in the Resolution. Seller shall provide reasonable advance notice to Buyer regarding Seller’s plan for Resolution and shall consider in good faith any reasonable alternatives proposed by Buyer. Buyer shall cooperate fully with Seller with respect to the Resolution, and allow Buyer reasonable access to the Real Property and Leased Real Property to implement the Resolution. If Seller elects to direct the Resolution of any such Environmental, Health and Safety Liabilities, Buyer shall not settle or otherwise pay any Loss for such Environmental, Health and Safety Liabilities, unless Seller consents in writing, which consent shall not be unreasonably withheld.

(c) If Seller does not elect to direct the Resolution of any such Environmental, Health and Safety Liabilities, or if Seller fails to prosecute or withdraws from the Resolution, Buyer may direct the Resolution at Seller’s expense. If Buyer assumes the direction of any Resolution and proposes to settle such Environmental, Health and Safety Liabilities or to forego an available appeal, then Buyer will give Seller prompt notice and Seller may participate in the Resolution of such Environmental, Health and Safety Liabilities, at Seller’s expense.

(d) Nothing in this Agreement shall prevent Buyer from directing in accordance with applicable Environmental Law the Resolution of any condition where:

(i) it is necessary in Buyer’s reasonable discretion to prevent an imminent hazard to human health or the environment; and

(ii) time would not permit Seller to assume the direction of the Resolution;

provided, however, that Buyer shall immediately notify Seller of any condition that it asserts falls within this Section 15.10(d) and any actions taken in response thereto.

(e) Seller’s obligation to perform investigation, remediation, removal, corrective action, response action, containment, and monitoring as a result of Seller’s indemnity of Buyer with respect to Environmental, Health and Safety Liabilities shall only be to the extent of the Lowest-Cost Commercially Reasonable Resolution. Buyer may elect a Resolution other than the Lowest-Cost Commercially Reasonable Resolution if it agrees to pay any additional costs associated with the alternative.

(f) Seller shall have no indemnification obligations for Environmental, Health and Safety Liabilities to the extent resulting from (i) any change from industrial or commercial use of the Real Property or Leased Real Property after the Closing Date by Buyer or any subsequent owner or operator; (ii) any sampling by Buyer after the Closing Date, unless the sampling is (A) required by Environmental Law, (B) in response to any Environmental Claim by a Governmental Authority or other Third Party, which such Environmental Claim Buyer shall not directly or indirectly seek or request; (C) is part of, or deemed appropriate by Buyer due to conditions discovered as a result of, expansion, construction, maintenance or demolition activities at the Real Property; (D) necessary in order for Buyer to enter into a financing, loan, sale or lease transaction related to or involving the Real Property or (E) as required by any applicable lease; (iii) any exacerbation of preexisting contamination due to activities by Buyer or any subsequent owner or operator; and (iv) any negligence of Buyer or Buyer’s breach of this Agreement.

ARTICLE 16

EXPENSES

Except as otherwise expressly set forth in this Agreement, each of the Parties shall pay its own expenses incurred by it in negotiating, preparing, closing and performing this Agreement and the Related Agreements, including any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

ARTICLE 17

TERMINATION

17.1 Termination of Agreement.

(a) The Parties may terminate this Agreement prior to the Closing Date as provided below:

(i) the Parties may terminate this Agreement by mutual written consent;

(ii) Buyer may terminate this Agreement by giving written notice to Seller if any of the conditions precedent under Section 10.2 are not capable of being fulfilled;

(iii) Seller may terminate this Agreement by giving written notice to Buyer if any of the conditions precedent under Section 10.1 are not capable of being fulfilled; and

(iv) Buyer or Seller may terminate this Agreement by giving written notice to the other if the Closing Date shall not have occurred on or before March 31, 2015, because of the failure of any condition precedent under Section 10.1 or Section 10.2.

(b) Notwithstanding the foregoing, no Party may terminate this Agreement under Sections 17.1(a)(ii) through 17.1(a)(iv) if the basis for termination results from a breach by the Party of any of its agreements or covenants contained in this Agreement.

17.2 Effect of Termination. If either Party terminates this Agreement under Section 17.1, all obligations of the Parties under this Agreement or the Related Agreements will terminate without any liability of either Party to the other Party with the exception of: (i) the provisions of this Article 17, Section 7.2(a), Section 8.2(c), Article 16 and Article 19, each of which provisions shall survive such termination and remain valid and binding obligations of the Parties, and (ii) any liability for any willful breach by a Party of any of its representations or warranties contained in, or failure to perform any of its obligations under, this Agreement prior to such termination. For this purpose “willful breach” means (A) in the case of a breach of a covenant or other agreement set forth in this Agreement, a material breach of any covenant or other agreement set forth in this Agreement by a Party which is a direct consequence of a deliberate act or failure to act by such Party (I) with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement, or (II) without a good faith belief that such act or failure to act was permitted by this Agreement and (B) in the case of a breach of a representation or warranty, actual fraudulent misrepresentation. The Confidentiality Agreement dated November 16, 2012 (the “Confidentiality Agreement”) will terminate as of the Closing; provided that in the event of a termination of this Agreement for any reason, such Confidentiality Agreement shall survive such termination in accordance with its terms.

ARTICLE 18

IRREVOCABLE OFFER

In consideration of the Irrevocable Offer remaining valid until the Offer Termination Date, if (x)(i) the condition set forth in Section 10.1(f) shall have been satisfied or (ii) the condition set forth in Section 10.1(f) shall not have been satisfied on account of an act or omission of a Visteon Sale Entity and the act or omission of the Visteon Sale Entity shall not have resulted from Buyer’s failure to cooperate (i.e., to provide necessary information or to attend a meeting with the employee representative bodies to which it is invited) in the consultative process with employee representative bodies and (y) VEUH does not accept the Irrevocable Offer on or prior to the Offer Termination Date in accordance with the terms thereof, then Seller shall pay or cause to be paid to Buyer as liquidated damages Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Offer Liquidated Damages”) in cash by wire transfer of same-day funds to one or more accounts designated by Buyer within three (3) Business Days of the Offer Termination Date. The Parties hereto expressly acknowledge that the right to receive the Offer Liquidated Damages is an integral part of the transactions contemplated by the Irrevocable Offer, and that without such right, Buyer would not have submitted the Irrevocable Offer. If Seller fails to pay, or cause to be paid to Buyer, the Offer Liquidated Damages within three (3) Business Days after the Offer Termination Date, then Seller shall pay Buyer interest on the Offer Liquidated Damages at the Prime Rate in effect on the date such payment was required to be made through the date such payment was actually received. For the avoidance of doubt, nothing herein shall limit the ability of Buyer, following receipt of the Offer Liquidated Damages, to waive the condition set forth in Section 10.2(n) as permitted by Section 10.3, and Seller shall not have the right to terminate this Agreement under Section 17.1 as a result of Buyer’s receipt of such Offer Liquidated Damages or otherwise in connection with VEUH’s failure to accept the Irrevocable Offer.

ARTICLE 19

MISCELLANEOUS

19.1 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the Party to whom notice is to be given; (b) on the day of transmission if sent via facsimile transmission or email in Adobe (.pdf) format and confirmation of receipt is obtained promptly after completion of transmission; (c) on the day of delivery by Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (d) on the day of delivery, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the Party as follows:

If to Seller:	c/o Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111 U.S.
	Attention:	Peter Ziparo
	Facsimile:	+1(734) 736-5560
Email: pziparo@visteon.com

With a copy (which shall not constitute notice to Seller) to:

Squire Sanders (US) LLP
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304 U.S.
	Attention:	Cipriano S. Beredo
Daniel G. Berick
	Facsimile:	+1 (216) 479-8780
Email: cipriano.beredo@squiresanders.com
daniel.berick@squiresanders.com

If to Buyer:	Promontoria Holding 103 B.V.
Oude Utrechtseweg 32
3743 KN Baarn
The Netherlands
	Attention:	Managing Directors
	Facsimile:	+1 31 35 548 8725
Email: gjschipper@cerberusglobal.nl
Directors@cerberusglobal.nl

With copies (which shall not constitute notice to Seller) to:

Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022
	Attention:	Dev Kapadia; Alex Benjamin
	Facsimile:	+1 (212) 891-2153
Email: dkapadia@cerberuscapital.com
albenjamin@cerberuscapital.com

and:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
	Attention:	Richard A. Presutti
	Facsimile:	+1 (212) 593-5955
Email: richard.presutti@srz.com

19.2 Waiver. None of the provisions of this Agreement may be waived except in writing. A Party may enforce any provision of this Agreement even if it has not previously enforced that provision or any other provisions of this Agreement.

19.3 Headings. The Article and Section headings set forth in this Agreement are for convenience only and are not considered as part of this Agreement, nor affect in any way the meaning or interpretation of the terms and provisions of this Agreement.

19.4 Successors and Assigns. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assigns of the Parties. Neither Party, without the express written consent of the other Party, may assign this Agreement, except either Party may assign all or part of its rights and obligations under this Agreement to one or more of its Affiliates. Any such assignment will not release a Party of any of its obligations.

19.5 Enforceability. The Parties intend this Agreement to be enforced as written. However, if a court determines that a provision of this Agreement is:

(a) unlawful, the provision will be severed from this Agreement and the remainder of this Agreement will remain in full force and effect; or

(b) invalid or unenforceable:

(i) the provision will remain in effect in any other circumstances,

(ii) this Agreement will otherwise remain valid and enforceable, and

(iii) the court may reduce the duration or area, or both, of the provision, if the invalidity or unenforceability is because of the duration or area covered stated in the provision and in its amended form the provision will then be enforceable.

19.6 No Third Party Beneficiaries or Right to Rely. Notwithstanding anything to the contrary in this Agreement:

(a) nothing in this Agreement is intended to grant to any Third Party (including, but not limited to, to any former, current or future employees or officers of any Party or any of their shareholders, dependents or beneficiaries, any Subsidiary or any labor union) any rights, as a third party beneficiary or otherwise, except that Buyer’s Indemnified Persons are intended third party beneficiaries of applicable provisions of Article 15 and Seller’s Indemnified Persons are intended third-party beneficiaries of the applicable provisions of Article 15;

(b) no Third Party may rely on any of the representations, warranties, covenants or agreements contained in this Agreement; and

(c) no Party will incur any Liability or obligation to any Third Party because of any reliance by that Third Party on any representation, warranty, covenant or agreement in this Agreement.

19.7 Counterparts. This Agreement may be executed in more than one counterpart. Each counterpart is an original and together constitute one and the same agreement. A signature to this Agreement delivered by facsimile or other electronic means is valid.

19.8 Time of Essence. Subject to Section 12.1(i), time is of the essence with respect to this Agreement.

19.9 No Strict Construction. The language used in this Agreement is the language chosen by the Parties to express their mutual intent. No rule of strict construction will be applied against either Party.

19.10 Public Announcements. No Party shall make any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written approval of the other Parties, unless a press release or public announcement is required by applicable Law. If any such announcement or other disclosure is required by applicable Law, the disclosing Party shall give the nondisclosing Party or Parties prior notice of, and an opportunity to comment on, the proposed disclosure.

19.11 Currency/Method of Payment. Unless otherwise specifically provided in this Agreement or any other agreement implementing the transactions contemplated by this Agreement, (a) all references to amounts of money are lawful money of the United States, and (b) all payments of money shall be made in immediately available funds.

19.12 Enforcement. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, whether pursuant to this Agreement or otherwise.

19.13 Governing Law.

(a) This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement shall be governed by, construed, performed and enforced in accordance with, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof).

(b) Any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware or, if it does not have jurisdiction, any federal court sitting in the state of Delaware, and by execution and delivery of this Agreement, each of the Parties irrevocably submits to the exclusive jurisdiction of those courts (and, in the case of appeals, appropriate appellate courts therefrom) in any action or proceeding. Each of the Parties irrevocably waives, to the fullest extent permitted by Law, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or the transactions contemplated hereby. Process in any such action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 19.1 shall be deemed effective service of process on such Party.

19.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL

BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 19.14.

19.15 Miscellaneous. As used in this Agreement, the Disclosure Letter, the Exhibits and the Related Agreements:

(a) the singular and plural include each other;

(b) each gender includes both genders;

(c) words and phrases defined in this Agreement have the same meaning in the Disclosure Letter, Exhibits and Related Agreements unless specifically provided to the contrary;

(d) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement as a whole and not to any other particular Article, Section or other subdivision;

(e) the words “include,” “includes” and “including” (or any variation thereof) shall be deemed to be followed by the phrase “without limitation”; and

(f) “shall,” “will,” or “agrees” are mandatory, and “may” is permissive.

19.16 Entire Agreement; Amendment. This Agreement, together with the Related Agreements, constitutes the sole understanding of the Parties and supersedes all other prior agreements and understandings, oral or written, between the Parties with respect to these matters. The Disclosure Letter hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein. No modification of this Agreement is binding unless the modification is in writing and duly executed by the Parties.

19.17 Obligations of the Visteon Sale Entities. Whenever this Agreement requires a Visteon Sale Entity to take any action, that requirement shall be deemed to include an undertaking on the part of Seller to cause such Visteon Sale Entity to take such action.

19.18 Bulk Transfer Laws. Buyer acknowledges that Seller shall not comply with the provisions of any so-called bulk sales or transfer Laws of any applicable jurisdiction (including Article 6 of the Uniform Commercial Code) in connection with the sale of Business Assets and the other transactions contemplated by this Agreement, and Buyer hereby waives Seller’s failure to comply with such Laws; provided, however, for the avoidance of doubt, this Section 19.18 shall not relieve Seller of any of its obligations to indemnify Buyer under Article 15.

19.19 Parent Guarantee. Cerberus Capital Management, L.P., a Delaware limited partnership (“Guarantor”), hereby unconditionally and irrevocably guarantees to Seller the payment by Buyer of the Purchase Price and the Additional Funding Amount at Closing.

Guarantor hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Buyer protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 19.19. For the avoidance of any doubt, the Guarantor is only a party to this Agreement for purposes of this Section 19.19, and neither Buyer nor any of its Affiliates shall have any recourse against Guarantor pursuant to this Section 19.19 or any other provision in this Agreement other than with respect to the payment of the Purchase Price and the Additional Funding Amount.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Master Purchase Agreement to be executed by their respective officers or employees thereunto duly authorized as of the date first above written.

VISTEON CORPORATION

By:	/s/ Jeffrey M. Stafeil
Name:	Jeffrey M. Stafeil
Title:	Executive Vice President and CFO

IN WITNESS WHEREOF, the Parties have caused this Master Purchase Agreement to be executed by their respective officers or employees thereunto duly authorized as of the date first above written.

VIHI, LLC

By:	/s/ Jeffrey M. Stafeil
Name:	Jeffrey M. Stafeil
Title:	Vice President

IN WITNESS WHEREOF, the Parties have caused this Master Purchase Agreement to be executed by their respective officers or employees thereunto duly authorized as of the date first above written.

PROMONTORIA HOLDING 103 B.V.

By:	/s/ G.J. Schipper
Name:	G.J. Schipper
Title:	Managing Director

By:	/s/ R.R. Hofland
Name:	R.R. Hofland
Title:	Managing Director

The undersigned hereby joins in the execution of this Master Purchase Agreement solely for the purpose of confirming its obligations under Section 19.19 above.

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Seth Plattes
Name:	Seth Plattes
Title:	Senior Managing Director

APPENDIX A

Defined Terms

As used in the Agreement, the following capitalized terms have the meanings set forth or referred to in this section.

“A&R MPA” has the meaning set forth in the Recitals.

“Accounting Firm” has the meaning set forth in Section 4.5(f).

“Accounts Receivable” means all trade accounts receivable and all other accounts or notes receivable, excluding Intercompany Trade Receivables.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person other than Buyer and its Affiliates relating to, whether in a single transaction or series of related transactions (i) any sale, recapitalization or other disposition of the Business or a portion of the Business Assets (other than dispositions of Inventory in the ordinary course of the operation of the Business), (ii) any purchase, lease or license of a portion of the Business Assets or (iii) any other transaction having a similar effect to those described in clauses (i) and (ii).

“Additional Capital Amount” has the meaning set forth in Section 8.1.

“Additional Cash” has the meaning set forth in Section 2.2(q).

“Affiliate” means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with the Person. For purposes of this definition, “control” (including, but not limited to, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of this Agreement, (a) Buyer is not an Affiliate of Seller and Seller is not an Affiliate of Buyer, and (b) the terms “Affiliated designee of Buyer,” “Buyer Affiliated designee,” or any variations thereof, mean a wholly-owned Subsidiary of Buyer designated by Buyer.

“Agreement” means this Master Purchase Agreement, as originally executed and as amended from time to time in accordance with its terms, and the Appendices, Exhibits, schedules in the Disclosure Letter and Annexes to this Master Purchase Agreement, as amended from time to time in accordance with the terms of this Master Purchase Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 5.24.

“Antitrust Authority” means any Governmental Authority with antitrust jurisdiction over the transactions contemplated by this Agreement under Antitrust Law.

“Antitrust Filings” has the meaning set forth in Section 9.1(c)(i).

“Antitrust Law” means the competition, anti-trust, anti-monopoly, anti-cartel, or similar Laws in any jurisdiction, including: (a) the Sherman Act, the Clayton Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Federal Trade Commission Act (each, as amended), (b) Articles 101 and 102 of the Treaty on the Functioning of the European Union, (c) Articles 53 and 54 of the European Economic Area Agreement, (d) Articles 1, 2 or 3 of the Spanish Law for the Defence of Competition, (e) sections 1, 19, 20 or 21 of the German Act against Restraints of Competition, (f) the Chapter I prohibition and/or the Chapter II prohibition of the United Kingdom Competition Act 1998, (g) sections 1, 2 or 7 of Chapter 2 of the Swedish Competition Act, (h) Article IV.1 or IV.2 of the Belgian Code of Economic Law, (i) Articles 2 and 3 of Italian Law no. 287 of October 10th, 1990, (j) the Slovak Act No. 136/2001 Coll. on Protection of Economic Competition as amended; (k) the Polish Act on competition and consumer protection of 16 February 2007 (Journal of Laws from 2007 No 50 item 331 as amended); (l) the Croatian Act on Protection of Competition (Zakon o zastiti trzisnog natjecanja) as amended; (m) the Slovenian Prevention of Restriction of Competition Act (Zakon o preprečevanju omejevanja konkurence; ZPOmK-1; Official Gazette of the Republic of Slovenia No. 36/2008, as amended); and (n) the Canadian Competition Act.

“Argentina Newco” means an entity to be formed by Seller and VIH pursuant to the Reorganization set forth on Appendix B.

“Assignable Software” has the meaning set forth in Section 5.10(k).

“Assumed Employee Benefit Plans” shall mean the Business Employee Benefit Plans listed on Annex 11.1(b).

“Assumed Liabilities” has the meaning set forth in Section 3.1.

“BHL” means Brazil Holdings Ltda., a limited liability company organized under the laws of Brazil and a direct or indirect wholly-owned Subsidiary of Seller.

“Blossom HoldCo” means a Dutch besloten vennootschap met beperkte aansprakelijkheid to be formed by VIHI and VEUH pursuant to the Reorganization set forth on Appendix B.

“Blossom Minority HoldCo” means a Dutch besloten vennootschap met beperkte aansprakelijkheid to be formed by Blossom HoldCo pursuant to the Reorganization set forth on Appendix B.

“Books and Records” has the meaning set forth in Section 2.2(h).

“Borrowing Capacity” has the meaning set forth in Section 7.5(a)(iv).

“Brazil Facility” means the manufacturing and development center in the City of Guarulhos, State of São Paulo, Brazil.

“Brazil Lease” has the meaning set forth in Section 7.6.

“Brazil Net Working Capital” means (x) current assets (which for this purpose shall exclude Cash, Restricted Cash, all Tax assets and Intercompany Trade Receivables) minus (y) current liabilities (which for this purpose shall (i) exclude Indebtedness; (ii) include all current Tax Liabilities (other than income Tax Liabilities) and (iii) include Net Intercompany Trade Payables) for VSAL, calculated in accordance with Annex 4.5(a).

“Brazil Net Working Capital Closing Adjustment” has the meaning set forth in Section 4.6(b)(i).

“Brazil Net Working Capital Deficit Payment” has the meaning set forth in Section 4.6(h).

“Brazil Net Working Capital Statement” has the meaning set forth in Section 4.6(c).

“Brazil Net Working Capital Surplus” has the meaning set forth in Section 4.6(g).

“Brazil Newco” means an entity to be formed by BHL pursuant to the Reorganization set forth on Appendix B.

“Brazil NWC Dispute Notice” has the meaning set forth in Section 4.6(e).

“Brazil Resolution Period” has the meaning set forth in Section 4.6(e).

“Brazil Statement Review Period” has the meaning set forth in Section 4.6(d).

“Business” has the meaning set forth in the Recitals.

“Business Assets” has the meaning set forth in Section 2.2.

“Business Contracts” has the meaning set forth in Section 2.2(g).

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in the State of Michigan or New York are required or authorized to close.

“Business Employee Benefit Plan” means any Employee Benefit Plan in which current or former Business Employees participate or that is maintained by the Stock Group.

“Business Employees” means the Persons employed by the Visteon Sale Entities who regularly and consistently provide services primarily to the Business, including Persons who spent part time providing services to the Business and part time providing services to other businesses of such Visteon Sale Entities and their Affiliates.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as confidential and whether or not prepared by Buyer and its Affiliates and Representatives or a member of the Seller Group and its Representatives), in any form or medium, that relates to the Business, Business Assets, Stock Group and Transferred Stock and Assets, and suppliers, distributors, customers, independent contractors or other business relations of the Business and Stock Group. Without limiting the generality of the foregoing, Buyer Confidential Information includes the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) individual requirements of, specific contractual arrangements with, and other confidential or proprietary information about, the Business’ and Stock Group’s suppliers, distributors, customers, independent contractors or other business relations and their confidential or proprietary information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and databases relating thereto; and (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable). Buyer Confidential Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a member of the Seller Group or any of their respective Representatives in violation of this Agreement or any other confidentiality obligation to which any of them is bound.

“Buyer Contract Party” has the meaning set forth in Section 2.4(b)(i).

“Buyer Escrow Party” has the meaning set forth in Section 10.3(b)(i).

“Buyer Fundamental Representations” shall have the meaning set forth in Section 14.2(a).

“Buyer’s Indemnified Persons” has the meaning set forth in Section 15.1(a).

“Buyer Material Adverse Change” means any change, effect, circumstance or event that would reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder or prevent or materially delay the Closing. However, “Buyer Material Adverse Change” does not include:

(a) any change affecting economic or financial conditions generally (global, national, or regional, as applicable);

(b) any change caused by the announcement of the transactions contemplated by this Agreement;

(c) any changes in national or international political conditions or instability; or

(d) any change of Laws;

except, in the case of clauses (a), (c) and (d), to the extent such change, effect, circumstance or event has a disproportionate adverse effect on Buyer and Buyer’s Affiliates as compared to other Persons engaged in the same business.

“Carve-Out Audit” has the meaning set forth in Section 7.8.

“Cash” means cash in accordance with GAAP, as reduced by the amount of any outstanding checks and increased for any deposits in transit, and for the avoidance of doubt does not include Restricted Cash.

“CESA” means Cadiz Electronica SA, a public limited company organized and existing under the Laws of Spain, currently in liquidation, and a direct wholly-owned Subsidiary of VHESL.

“CESA Liquidation” means the process for the winding up and liquidation of CESA in accordance with the Spanish Companies Act and applicable regulations.

“Change” means, for purposes of Article 15 (a) voluntary closure (or involuntary closure that does not arise out of Environmental Laws) of all or a portion of the Real Property or the Business; or (b) change in use of the Real Property from its current industrial use to any other use.

“Closing” means the closing of the transactions contemplated by this Agreement on the Closing Date.

“Closing Brazil Net Working Capital” means the Brazil Net Working Capital as of the Effective Time.

“Closing Date” means the date of consummation of the transfer of the Transferred Stock and Assets to Buyer (or one or more of its Affiliated designees).

“Closing Edison Receivables Accrual” has the meaning set forth in Section 7.16.

“Closing India Net Working Capital” means the India Net Working Capital as of the India Closing Date.

“Closing Net Working Capital” means the Net Working Capital as of the Effective Time.

“COAC Amounts” means any fees, reimbursements, compensation or other amounts payable to Cerberus Operations and Advisory Company, LLC in consideration of consulting and advisor services rendered to the Business, provided that all such amounts are charged to the Business in a manner consistent with the past practice of Cerberus Operations and Advisory Company, LLC and are consistent with amounts that would be charged by an unaffiliated third-party consulting firm for similar sources.

“COBRA Continuation Coverage” shall mean the continuation coverage requirements under Section 4980B of the Code and Part 6 of Title I of ERISA or any similar provision under other applicable Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competitive Business” has the meaning set forth in Section 7.3(a).

“Confidentiality Agreement” has the meaning set forth in Section 17.2.

“Contract Manufacturing Agreement” means a contract manufacturing agreement, in the form attached hereto as Exhibit E, in respect of VASI’s Chennai facility (contract manufacturing services to be provided by Seller and VASI to Buyer).

“Contracts” means agreements, contracts and commitments of any sort.

“Croatian Order Book” means the purchase orders placed by Renault S.A.S. (France) with VDGMBH for the supply and delivery of instrument panels, door panels and consoles pursuant to which VDGMBH orders such products via VADOO from AD Plastik d.d. Solin (Croatia).

“Data Room” means the online data room maintained by Merrill Datasite at https://datasite.merrillcorp.com/bidder/index_frame.do?projectId=135251, as so maintained five (5) Business Days prior to the date hereof except to the extent that a Representative of Buyer was not provided access thereto.

“Default” has the meaning set forth in Section 5.9(e).

“Delayed India Close Scenario” has the meaning set forth in Section 10.3(b).

“Delivered” shall mean that the relevant document or information has been delivered to Buyer in accordance with the provisions of Section 19.1 or posted to the Data Room at least three (3) Business Days prior to the date hereof.

“Designated VIK Directors” has the meaning set forth in Section 7.12.

“Disclosure Letter” has the meaning set forth in Article 5.

“Due Inquiry Certifications” has the meaning set forth in Section 10.2(s).

“Effective Time” means 12:01 a.m., Detroit time on the Closing Date.

“Employee Benefit Plan” means each “employee benefit plan”, including profit-sharing, bonus, stock option, stock purchase, restricted stock units/shares, stock ownership, pension, retirement, change in control, retention, collective bargaining agreement, employee loan, severance, deferred compensation, excess benefit, supplemental unemployment, post-retirement medical or life insurance, redundancy, welfare, incentive, sick leave or other leave of absence, short- or long-term disability, salary continuation, medical, hospitalization, life insurance, other insurance plan, vacation, holiday, paid time off, fringe benefit or other employee benefit plan, agreement, custom, program, practice, policy, contract, commitment, arrangement or understanding, whether written or unwritten, tax qualified or non-qualified, subject to ERISA or not, funded or unfunded, foreign or domestic, established, maintained, administered, sponsored, funded or contributed to (a) by the Visteon Sale Entities or their Affiliates or (b) for the benefit of any Business Employee.

“Employee Census” has the meaning set forth in Section 5.21(a).

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Claim” means any claim, complaint, notice, information request, Order, notice of violation, demand, judgment, directive or decree in each case received or alleging any liability under or any actual or alleged violation of Environmental Law or with respect to Hazardous Materials, or injury to the environment, natural resource, any Person (including wrongful death) or property (real or personal) in connection with Hazardous Materials or actual or alleged violation of Environmental Laws; or any contractual or other obligation to any other Person for or in connection with liability under Environmental Law or Environmental, Health and Safety Liabilities.

“Environmental, Health and Safety Liabilities” means any Liability arising from or under any Environmental Laws or Occupational Safety and Health Laws, including those consisting of or relating to:

(a) remediation, removal, containment, cleanup, abatement, inspection, investigation, or mitigation of any environmental, health or safety matter or condition (including on-site or off-site contamination, compliance with any occupational safety and health requirement, or any regulation of any chemical substance or product);

(b) any fine, penalty, judgment, award, settlement, damages, expense, Loss, claim or cost (including attorney fees) arising from or related to any legal or administrative Proceeding arising under or related to any Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under any Environmental Law or Occupational Safety and Health Law, including for any cleanup costs or corrective action, including any cleanup, removal, containment or other remediation or Response Actions required by any Environmental Law or Occupational Safety and Health Law and for any natural resource damages; or

(d) any other corrective or remedial measure required under any Environmental Law or Occupational Safety and Health Law.

“Environmental Laws” means all applicable Laws including federal, state, foreign, domestic or international law, statute, rule regulation, Order, writ, injunction, decree, permit, concession, license, common law, rules, ordinances, orders, directives, permits, approvals, decisions or decrees, international treaties, compacts, and regulations relating to pollution or protection of human health, the environment or natural resources, including but not limited to, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, presence, transport or handling of Hazardous Materials as such Laws exist at the Closing Date. Without limiting the foregoing definition, Environmental Laws include any applicable Law that requires or relates to:

(a) advising appropriate authorities, employees or the public of intended or actual Releases of pollutants or hazardous substances or materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b) preventing or reducing to acceptable levels the Release of pollutants or hazardous substances or materials into the Environment;

(c) reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

(d) assuring that products are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

(e) protecting resources, species or ecological amenities;

(f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil or other potentially harmful substances;

(g) cleaning up pollutants that have been Released, preventing the Threat of Release or paying the costs of such clean up or prevention; or

(h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

“Environmental Permit” shall mean any permit, registration, certificate, approval, license or other authorization required under any Environmental Law or Occupational Safety and Health Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person that at any relevant time is or was considered a single employer with a Visteon Sale Entity under Section 414 of the Code or under ERISA Section 4001(b), or part of the same “controlled group” as a Visteon Sale Entity for purposes of ERISA Section 302(d)(3).

“Escrow Agent” has the meaning set forth in Section 10.3(b)(i).

“Escrow Amount” has the meaning set forth in Section 10.3(b)(i).

“Escrow Fund” has the meaning set forth in Section 10.3(b)(i).

“Estimated Closing Brazil Net Working Capital” has the meaning set forth in Section 4.6(a).

“Estimated Closing India Net Working Capital” has the meaning set forth in Section 4.7(a).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 4.5(a).

“Excluded Assets” has the meaning set forth in Section 2.3.

“Excluded Employee Liabilities” (a) any payments, compensation, social security contributions, benefits or entitlements (including based on contractual provisions which provide new benefits or entitlements or increase the amount or scope of any statutory benefit or entitlement) that Seller or any of its Affiliates (including any Asset Selling Subsidiary and member of the Stock Group) owes or is obligated to provide, whether currently, prospectively or contingent basis, whether prior to, as of, or following the Closing Date, with respect to any current or former Business Employee, any current or former temporary, loaned or agency employee or independent contractor or any other employee, director, consultant or service provider (in each case including his or her dependents and beneficiaries), including wages, other remuneration, holiday or vacation pay, retraining leave, regular or exceptional bonus, severance or retention payment (statutory or otherwise, including contractually increased severance payment and further including payments to redundant employees), fines and/or penalties, incentive pay, disability pay, commissions, post-employment medical or life obligations, pension contributions, insurance premiums, damages to victims of work accidents, duties and Taxes, that relates to periods prior to the Closing Date, (b) any Liabilities, payments, obligations, costs, expenses or disbursements related to current or former Business Employees, any current or former temporary, loaned or agency employee or independent contractor or any other employee, director, consultant or service provider, including under, or with respect to, where applicable, Labor and Civil Codes of the Russian Federation, Russian Federal Law “On compulsory insurance on work accidents”, ERISA, WARN, COBRA Continuation Coverage, Labor Management Relations Act, Title VII of the Civil Rights Act of 1964, any and all applicable civil rights and anti-discrimination and harassment laws, all other applicable laws relating to labour protection, labour relations, social security, workers’ compensation, health and safety at work, applicable labor agreements, collective bargaining agreements, rights or actions under any labor or similar Laws that is incurred, accrued or arising on or prior to the Closing Date, (c) any Employee Benefit Plan (other than a Stock Group Benefit Plan or Assumed Employee Benefit Plan) and any Liabilities, payments, obligations, costs, expenses or disbursements of Seller or any of its Affiliates which arises under or relates to any Employee Benefit Plan (other than a Stock Group Benefit Plan or Assumed Employee Benefit Plan), including Liability with respect to, or arising under, where applicable (i) internal policies (including, but not limited, to Remuneration, Social, Compensation and Business Trip policies and any other policies and regulations binding on the employer), (ii) COBRA Continuation Coverage or other similar Law or (iii) any other statute or regulation that imposes Liability on a so-called “controlled group” basis with or without reference to any provision of Section 414 of the Code or Section 4001 of ERISA or other applicable Law, including by reason of Seller’s affiliation with any of its ERISA Affiliates or other Affiliates or Buyer being deemed a successor to any ERISA Affiliate or other Affiliate of Seller; (d) any Liabilities in respect of any employee who is not a Business Employee but transfers by virtue of law or claims to have so transferred or claims to have a right to transfer, including continued salaries, any costs in connection with a subsequent termination of the employment relationship, (e) any Liabilities, payments, obligations, costs, expenses or disbursements incurred in connection with (i) the employment or other service relationship or the termination of employment (including compensation for unfair treatment and/or any settlements thereof) or other service relationship of, in each case, any current or former Business Employee, any current or former temporary, loaned or agency employee or independent contractor or any other employee, director, consultant or service provider of a Visteon Sale Entity or any of their Affiliates or ERISA Affiliates, provided such termination of employment or other service relationship occurred on or prior to the Closing Date, arising under any Employee Benefit Plan or other severance policy or agreement or under any applicable Law or otherwise (other than any severance as may be offered by Buyer or its Affiliates to any Business Employee or any severance obligations arising under applicable Law as a result of a termination by Buyer or its Affiliates of any Business Employee after the Closing Date unless such severance obligations are increased due to non-compliance of the Visteon Sale Entities with applicable Law) and (ii) the Proceedings set forth on Schedules 5.21(o) and 5.22(c), any adverse court decisions of any nature and related lawyer fees and any adverse decisions in relation with any termination implemented prior to Closing; (f) any Liabilities or payments that would be due, to an employee or the administration, in relation with the implementation of the Reorganization and any other restructuring and (g) any obligation of the Visteon Sale Entities to indemnify an employee for non-competition indemnity, notice period indemnity or any other indemnity of any nature whatsoever resulting from any action or omission that occurred on or prior to the Closing Date.

“Excluded Jurisdiction Authority” has the meaning set forth in the R&W Insurance Policy.

“FBL” means an official foreign business license regarding the operation of the aspects of the Business that are restricted under the Foreign Business Act B.E. 2542 (1999) from the Thailand Ministry of Commerce on terms and conditions reasonably satisfactory to Buyer.

“FBL In Principle” means an approval in principle regarding the operation of the aspects of the Business that are restricted under the Foreign Business Act B.E. 2542 (1999) from the Thailand Ministry of Commerce on terms and conditions reasonably satisfactory to Buyer.

“Financial Information” means the financial information relating to the Business attached to Schedule 5.5 of the Disclosure Letter, including any related notes and schedules thereto.

“Financial Information Date” has the meaning set forth in Section 5.5(a).

“Financial Support Arrangement” means, with respect to any Person, any, Liabilities of such Person in respect of any Indebtedness, obligation or liability (including assumed Indebtedness or Liabilities) of another Person (including remaining Liabilities associated with Indebtedness or Liabilities that are assigned, transferred or otherwise delegated to another Person, if any, letters of credit and standby letters of credit (including any related reimbursement or indemnity agreements), direct or indirect guarantees or endorsements (except for collection or deposit in the ordinary course of business), notes co-made or discounted, recourse agreements, take-or-pay agreements, keep-well agreements, agreements to purchase or repurchase such Indebtedness or Liability or any security therefor or obligation to make available (as security or otherwise) or provide funds for the payment or discharge thereof, agreements to maintain solvency, assets, level of income or other financial condition, agreements to make payment other than for value received and any other financial accommodations).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Germany Newco” means a limited liability company under German Law (GmbH) to be formed by Blossom HoldCo pursuant to the Reorganization set forth on Appendix B.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern(s) its internal affairs. For illustrative purposes only, the “Governing Documents” of a corporation are its certificate of incorporation or articles of incorporation and bylaws or regulations, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement or limited liability company agreement and certificate of formation.

“Guarantor” has the meaning set forth in Section 19.19.

“Governmental Authority” means any government, court, regulatory, administrative or other governmental agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign, supranational or multinational.

“Hazardous Materials” shall mean any substance, material or waste which is regulated or proposed to be regulated as of the Closing Date by any Governmental Authority as a hazardous substance, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products or any derivative or by-products thereof, nuclear fuel, asbestos, presumed asbestos-containing material or asbestos-containing material, radioactive materials, urea formaldehyde and polychlorinated biphenyls.

“HK NewCo” has the meaning given to such term in Appendix B.

“HVCC” means Halla Visteon Climate Control Corp., a South Korean company.

“Indebtedness” shall mean (without duplication), as to any Person, (a) all obligations for the payment of principal, interest, penalties, fees or other Liabilities for borrowed money (including guarantees and notes payable) and collection costs thereof, incurred or assumed, (b) obligations evidenced by bonds, debentures, notes or similar instruments, (c) obligations in respect of the deferred purchase price of property, goods or services, (d) any liability with respect to capital leases or other types of arrangements that would be required to be recorded on a balance sheet with respect to leases under GAAP, (e) all obligations under hedging arrangements including interest rate protection, swap agreements and collar agreements, (f) obligations in respect of letters of credit and bankers’ acceptances, (g) trade accounts payable more than 30 days past due, (h) Pension Liabilities, (i) guarantees of the obligations described in clauses (a) through (h) above of any other Person and (j) any accrued interest, prepayment premiums or penalties related to any of the foregoing.

“India Closing Date” means (i) in the event that the Delayed India Close Scenario does not apply, Closing Date and (ii) in the event that the Delayed India Close Scenario applies, the date of the India Reorganization Closing.

“India Net Working Capital” means (x) current assets (which for this purpose shall exclude Cash, Restricted Cash, all Tax assets and Intercompany Trade Receivables) minus (y) current liabilities (which for this purpose shall (i) exclude Indebtedness; (ii) include all current Tax Liabilities (other than income Tax Liabilities) and (iii) include Net Intercompany Trade Payables) for VSIP, all calculated in accordance with Annex 4.5(a).

“India Net Working Capital Deficit” has the meaning set forth in Section 4.7(h).

“India Net Working Capital Statement” has the meaning set forth in Section 4.7(c).

“India Net Working Capital Surplus” has the meaning set forth in Section 4.7(g).

“India NWC Dispute Notice” has the meaning set forth in Section 4.7(e).

“India Reorganization” means, prior to the Closing, the India Reorganization Base Case, and after the Closing, the India Reorganization Alternative Case.

“India Reorganization Alternative Case” means the acquisition by VSIP of the Business’ Indian operations from VASI by means of a demerger and the subsequent sale by HVCC of all of the shares of VSIP to the Blossom HoldCo as contemplated by the Reorganization, as described under the slide name “India (ALTERNATIVE): Sale of VSIP Shares to Blossom HoldCo” on Appendix B.

“India Reorganization Base Case” means the acquisition by VSIP of the Business’ Indian operations from VASI by means of a demerger and the subsequent sale by HVCC of all of the shares of VSIP to the Blossom HoldCo as contemplated by the Reorganization, as described under the slide name “India (BASE CASE): Demerger and Sale of Shares to Blossom HoldCo” on Appendix B.

“India Reorganization Closing” has the meaning set forth in Section 10.3(b)(iii).

“India Resolution Period” has the meaning set forth in Section 4.7(e).

“India Statement Review Period” has the meaning set forth in Section 4.7(d).

“Indemnified Person” means a Buyer’s Indemnified Person or a Seller’s Indemnified Person as the context indicates.

“Indemnifying Person” means Buyer or Seller as the context indicates.

“Insurance Policies” has the meaning set forth in Section 5.23.

“Insurance Proceeds” has the meaning set forth in Section 7.9.

“Intercompany Nontrade Payables” means accounts payable (or other amounts owed) (a) by any member of the Stock Group to another member of the Stock Group or (b) between any member of the Stock Group and any member of the Seller Group, in each case excluding the Intercompany Trade Payables.

“Intercompany Nontrade Receivables” means accounts receivable (a) by any member of the Stock Group to another member of the Stock Group or (b) between any member of the Stock Group and any member of the Seller Group, in each case excluding the Intercompany Trade Receivables.

“Intercompany Trade Payables” means accounts payable balances of a type and nature consistent with the purchase and sale of Inventory in the ordinary course prior to and as of the Closing Date, and relating exclusively to the parts scheduled in the Purchase and Supply Agreement, but calculated using 60 days’ payables terms.

“Intercompany Trade Receivables” means accounts receivable balances of a type and nature consistent with the purchase and sale of Inventory in the ordinary course prior to and as of the Closing Date, and relating exclusively to the parts scheduled in the Purchase and Supply Agreement, but calculated using 60 days’ payables terms.

“Inventory” has the meaning set forth in Section 2.2(e).

“IP Agreement” means the Proprietary Rights Transfer and License Agreement in the form set forth in Exhibit F.

“Irrevocable Offer” has the meaning set forth in the Recitals.

“IT Services Agreement” means the Information Technology Services Agreement to be entered into by and between Buyer and Seller at the Closing in a form to be mutually agreed upon by Buyer and Seller prior to the Closing based on the terms set forth in the Term Sheet for Information Technology Services set forth in Exhibit G.

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites and related content.

“Japan Newco” means an entity to be formed by Blossom HoldCo pursuant to the Reorganization set forth on Appendix B.

“Knowledge” means, as to Seller, the actual knowledge, after due inquiry under the circumstances, of the Knowledge Persons.

“Knowledge Persons” means Pierre D’Archemont, Varadan Devanathan, Brent Ericson, Francois Godron, Henri-Jerome Gradus, Dominique Jacob, Thierry Lafont, Nicolas Lorthois, Bernard Magnoux, David Neil, Clifford Peterson, Michael Pilon, Benoît Rolland, Ulrich Röttges, Pierre Schreiner, Michel Serre, Mike Sharnas and Peter Ziparo.

“Known” when used in reference to “Liabilities” or “Environmental, Health and Safety Liabilities” (a) means those (i) that would be required to be reflected on a balance sheet for the Business prepared in accordance with GAAP, (ii) in respect of items that are set forth in the Disclosure Letter, (iii) Liabilities of which any of the Knowledge Persons has actual knowledge, or (iv) that are identified in any environmental report in sufficient detail to give reasonable notice that a condition currently exists and (b) for the avoidance of doubt, includes any items in clauses (a)(i)-(iv) of this definition that are or become Known between the date of the execution of this Agreement and the Closing.

“Law” means any provision of law, statute, ordinance, code, decree, Order, regulation, rule or other legal requirement of any agency, division, subdivision, audit group, procuring office or governmental or regulatory authority or any adjudicatory body thereof, of the United States, any state thereof or any international or foreign government, governmental agency or regulatory body.

“Leased Real Property” has the meaning set forth in Section 5.6(b).

“Liability” shall mean any indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, contingent or otherwise, whether or not accrued, whether known or unknown, disputed or undisputed, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any lien (statutory or other), mortgage, hypothecation, charge, pledge, security interest, restriction (including any restriction on use), reservation or condition on transferability, lease, title retention agreement, conditional sale agreement, equitable interest, license, option, encumbrance, right of way, easement, encroachment, servitude, defect of title or other claim, encroachment or other encumbrance of any nature, right of first option, right of first refusal, restriction on voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership or any other claim or charge similar in purpose or effect to any of the foregoing.

“Loss” means any loss, Liability, expense (including, but not limited to, reasonable fees and expenses of outside counsel), interest, penalty, imposition, assessment, fine, cost or damage (including any settlement costs or lost profits), but shall not include Special Damages, except to the extent such Special Damages arise from a Third Party Claim.

“Lowest-Cost Commercially Reasonable Resolution” means, with respect to investigation, remediation, removal, corrective action, containment, monitoring and/or other Resolution, the lowest cost methods permitted by applicable Environmental Laws determined from the view of a reasonable business person acting without regard to the availability of indemnification to achieve compliance with Environmental Laws or as required by any Governmental Authority or applicable lease (taking all relevant circumstances into consideration, including, but not limited to, the lowest-cost method that would minimize exposure to additional Environmental, Health and Safety Liabilities that would be subject to indemnification). Lowest-Cost Commercially Reasonable Resolution shall include, where appropriate, the use of risk-based remedies, institutional or engineering controls, or deed restrictions, provided those measures do not: (A) materially interfere with the operations of the Business as conducted; (B) materially restrict the ability to use the Real Property for purposes as used as of the date of this Agreement, including expansion or maintenance; or (C) materially impair the fair market value of the Real Property.

“Material” shall mean a matter or item that is material to (a) the Business, taken as a whole, (b) the Stock Group, taken as a whole or (c) the Business Assets, taken as a whole.

“Material Adverse Change” means any change, effect, circumstance or event that has been, is or is reasonably likely to be, materially adverse to the business, assets, liabilities, operations, results of operations, or financial condition of the Business, Business Assets or Stock Group, taken as a whole. However, “Material Adverse Change” does not include:

(a) any change affecting economic or financial conditions generally (global, national, or regional, as applicable);

(b) any change affecting the automotive industries of which the Business is a part generally;

(c) any changes in national or international political conditions or instability; or

(d) any change of Laws;

except to the extent such change, effect, circumstance or event has a disproportionate adverse effect on the Business as compared to other Persons in the same industry as the Business.

“Material Contracts” has the meaning set forth in Section 5.9(a).

“Material Customers” has the meaning set forth in Section 5.26(a).

“Material Suppliers” has the meaning set forth in Section 5.26(b).

“Maximum Amount” has the meaning set forth in Section 15.9(c).

“Money Laundering Laws” has the meaning set forth in Section 5.32.

“Most Recent Statement of Net Assets” means, as of any date, the statement of net assets or other form of balance sheet of the Business that was most recently provided to Buyer.

“Net Intercompany Trade Payables” means Intercompany Trade Payables minus Intercompany Trade Receivables; provided that if such amount is less than zero, then Net Intercompany Trade Payables shall be deemed to be zero.

“Net Working Capital” means (x) current assets (which for this purpose shall exclude Cash, Restricted Cash, all Tax assets and Intercompany Trade Receivables) minus (y) current liabilities (which for this purpose shall (i) exclude (A) Indebtedness, (B) deferred income balances up to $3,600,000) and (ii) include all current Tax Liabilities (other than income Tax Liabilities) and (iii) include Net Intercompany Trade Payables in excess of $3,100,000); all calculated in accordance with Annex 4.5(a), and shall exclude the Business of VSAL, VSIP, VJL, VAP and VIK for all purposes.

For purposes of calculating Net Working Capital:

(1) the amount of current and non-current engineering receivables related to the Edison program (such amount shall not be dependent on whether such amounts have been invoiced by Seller and recognized as an engineering account receivable as of the Closing Date) permitted to be included in Net Working Capital shall equal $2,200,000 minus any engineering-related cash payments received on the Edison program by Seller prior to the Closing Date; and

(2) Net Working Capital shall be reduced (without duplication) by any engineering related cash payments received on the Edison program by Seller prior to the Closing Date in excess of $2,200,000.

“Net Working Capital Deficit” has the meaning set forth in Section 4.5(h).

“Net Working Capital Statement” has the meaning set forth in Section 4.5(c).

“Net Working Capital Surplus” has the meaning set forth in Section 4.5(g).

“Newcos” means, collectively, Blossom HoldCo, Blossom Minority HoldCo, Argentina Newco, Brazil Newco, Germany Newco, Japan Newco, VSIP, HK NewCo and WFOE NewCo.

“Non-Assignable Contracts” has the meaning set forth in Section 2.4(a).

“Noncompetition Party” means Seller and, as of any time, any entity that is a direct or indirect subsidiary of Seller, and “Noncompetition Parties” means each of the foregoing collectively.

“NWC Dispute Notice” has the meaning set forth in Section 4.5(e).

“Occupational Safety and Health Law” means any applicable Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Offer Liquidated Damages” has the meaning set forth in Article 18.

“Offer Termination Date” means the Termination Date, as such term is defined in the Irrevocable Offer.

“OOOVR” means OOO Visteon Rus, a limited liability company organized and existing under the laws of Russia, which is an indirect wholly-owned Subsidiary of Seller owned by VIHI and VEHC.

“Order” means an order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority.

“Other Filings” has the meaning set forth in Section 9.1(c)(ii).

“Oversight Asset” has the meaning set forth in Section 4.3.

“Owned Real Property” has the meaning set forth in Section 5.6(a).

“Party” means Buyer, VIHI or Seller, referred to individually, and “Parties” means Buyer, VIHI and Seller, referred to collectively.

“Pension Liabilities” shall mean all obligations in respect of retirement benefits, pensions and any other post-retirement benefits, including indemnité de départ à la retraite liabilities.

“Permits” has the meaning set forth in Section 5.18(a).

“Permitted Exceptions” means the Real Property Permitted Exceptions, the Personal Property Permitted Exceptions and the Proprietary Rights Exceptions.

“Person” means an individual, corporation, limited liability company, partnership, association, estate, trust, unincorporated organization, governmental or quasi-governmental authority or body or other entity or organization.

“Personal Property” has the meaning set forth in Section 2.2(d).

“Personal Property Permitted Exceptions” means the following: (a) Liens for taxes that are (i) not yet due and payable or (ii) being contested in good faith and for which adequate reserves have been established, as reflected and explicitly identified in the Financial Information, (b) Liens that are otherwise reflected in the Financial Information, (c) Liens or imperfections of title that do not reduce the value or interfere with the current use of the Business Assets, and (d) any other Liens that cost, individually or in the aggregate, less than $15,000 to remove.

“Post-Closing Period” has the meaning set forth in Section 9.6(a).

“Pre-Closing Breach Liabilities” has the meaning set forth in Section 3.1(d).

“Pre-Closing Period” shall have the meaning set forth in Section 9.4(a).

“Proceeding” means an investigation, claim, action, suit, dispute or proceeding by or before any court, arbitrator or Governmental Authority.

“Prime Rate” means the prime rate as published in the Wall Street Journal.

“Product” has the meaning set forth in Section 5.13.

“Proprietary Rights” has the meaning set forth in Section 2.2(i).

“Proprietary Rights Contracts” has the meaning set forth in Section 2.2(i).

“Proprietary Rights Exceptions” means the exceptions to the Proprietary Rights as set forth in Schedule 5.10 of the Disclosure Letter.

“Purchase and Supply Agreement” means an agreement in the form set forth on Exhibit D.

“Purchase Price” has the meaning set forth in Section 4.1.

“PVI” means PT Visteon Indonesia, a limited liability company organized and existing under the laws of Indonesia, which is an indirect wholly-owned Subsidiary of Seller owned by VEHC and VIHI.

“R&W Insurance Policy” has the meaning set forth in Section 15.9(a).

“R&W Insurance Policy Exclusions” has the meaning set forth in Section 15.9(a).

“Real Property” has the meaning set forth in Section 5.6(b).

“Real Property Permitted Exceptions” means the following: (a) Liens for taxes or assessments, whether general or special, that are (i) not yet due and payable or (ii) being contested in good faith and for which adequate reserves have been established, as reflected in the Financial Information, (b) easements for electricity, water, gas and telephone lines, which are not violated by the current use or occupancy of the Real Property to which they apply, (c) any Laws, regulations or ordinances (including those related to or affecting zoning, building and environmental matters) adopted or imposed by any Governmental Authority, which are not violated by the current use or occupancy of the Real Property to which they apply or the operation of the Business thereon, (d) mechanic’s, materialmen’s, worker’s or other similar Liens imposed by Law and arising in the ordinary course of business for amounts that are (i) not yet due and payable or (ii) being contested in good faith and for which adequate reserves have been established, as reflected in the Financial Information, (e) provided that the following do not have, individually or in the aggregate, a material adverse effect upon the use or operation of the Real Property as currently used and operated, and provided further that the following arise or have arisen in the ordinary course of business: (i) any matters that would be revealed by an accurate survey of the Real Property, and (ii) any covenant, condition, restriction, easement or matter of record, and (f) any other Liens that cost, individually or in the aggregate, less than $15,000 to remove.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Related Agreements” means the Share Notarial Deed, the Brazil Lease, the Transition Services Agreement, the Purchase and Supply Agreement, the Contract Manufacturing Agreement, the IP Agreement and the IT Services Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including, but not limited to, ambient air, surface water, groundwater and surface or subsurface strata).

“Reorganization” means the restructuring and reorganization steps that are set forth on Appendix B to this Agreement and other steps incidental thereto (including, for the avoidance of doubt, any steps required by applicable Law in order to effectuate the transactions set forth therein) and such other steps as are mutually agreed in writing between the Parties in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, (i) the India Reorganization shall constitute a part of the Reorganization notwithstanding the occurrence of a Delayed India Close Scenario and (ii) all of the steps listed on Appendix B, including without limitation those on the slides titled “Memo: Pre-Reorganization Steps” on pages 5-7 which occurred prior to the date hereof, shall be deemed to be included within the defined term “Reorganization” for all purposes under this Agreement.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents or advisors of such Person.

“Required Liquidity” has the meaning set forth in Section 7.5(a).

“Resignations” has the meaning set forth in Section 10.2(k).

“Resolution” has the meaning set forth in Section 15.10(a).

“Resolution Period” has the meaning set forth in Section 4.5(e).

“Response Action” means all actions, including any capital expenditures, required or voluntarily taken to (a) clean up remove, treat, or in any other way address any Hazardous Materials or other substance; (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or natural resources; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (d) comply with all Environmental Laws and Environmental Permits.

“Restricted Cash” means cash and cash equivalents held in a bank account of Seller or its Affiliates to be used as cash collateral, pledged for the benefit of others or a guarantee related to the Business’ operations or to the extent that such cash balance is classified as “restricted cash” in accordance with GAAP.

“Restructuring” shall have the meaning set forth on Annex A-1 hereto.

“Retained Entities” means, collectively, the Visteon Sale Entities excluding any member of the Stock Group.

“Retained Liabilities” has the meaning set forth in Section 3.2.

“Retained Visteon Business” has the meaning set forth in the definition of “Seller Confidential Information”.

“Seller” has the meaning set forth in the Preamble.

“Seller Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as confidential and whether or not prepared by Seller and its Affiliates and Representatives or a member of the Seller Group and its Representatives), in any form or medium, that relates to the Excluded Assets, the Competitive Business, any other business or operations conducted by the Retained Entities (collectively, the “Retained Visteon Business”), and suppliers, distributors, customers, independent contractors or other business relations of the Retained Visteon Business. Without limiting the generality of the foregoing, Seller Confidential Information includes the following to the extent related to the Retained Visteon Business and suppliers, distributors, customers, independent contractors or other business relations of the Retained Visteon Business: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) individual requirements of, specific contractual arrangements with, and other confidential or proprietary information about, the Retained Visteon Business’ suppliers, distributors, customers, independent contractors or other business relations and their confidential or proprietary information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and databases relating thereto; and (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable). Seller Confidential Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a member of Buyer, its Affiliates, or any of their respective Representatives in violation of this Agreement or any other confidentiality obligation to which any of them is bound.

“Seller Fundamental Representations” shall have the meaning set forth in Section 14.2(a).

“Seller Group” means Seller and any of its Affiliates.

“Seller Policy Manual” means the accounting policies and procedures of Seller, consistently applied, that are set forth in the Visteon accounting procedures manual located in document 1.3.4 of the Data Room, together with GAAP and the published interpretations thereof and published guidance relating thereto.

“Seller’s Indemnified Persons” has the meaning set forth in Section 15.2.

“Shares” shall have the meaning set forth in the Recitals.

“Share Transfer” has the meaning set forth in Section 2.1.

“Share Notarial Deed” means a notarial deed executed before a Dutch civil law notary in a form mutually satisfactory to the Parties, pursuant to which the Share Transfer is effected.

“Spanish Accounts Receivable” means all trade accounts receivable of the Business held by VEC.

“Spanish Companies Act” means the Royal Legislative Decree 1/2010 of 2 July, on the consolidated text of the Capital Companies Act, as amended from time to time.

“Special Damages” means special or punitive damages.

“Special Required Argentina Reorganization Liability” means any and all Liabilities related to or arising out of the Reorganization steps to be taken with respect to the Business’ Argentine operations, including (i) the non-performance of the legal procedure established for the transfer of a going concern as provided by Law No. 11.867 in Argentina; and (ii) the absence of prior notice to any Argentine Tax Authority of such Reorganization.

“Statement Review Period” has the meaning set forth in Section 4.5(d).

“Stock Group” means the Blossom HoldCo and its Subsidiaries, after giving effect to the implementation of the Reorganization.

“Stock Group Benefit Plans” has the meaning set forth in Section 5.22(a).

“Straddle Period” has the meaning set forth in Section 9.4(b).

“Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Success Bonuses” has the meaning set forth in Section 11.3.

“Target Brazil Working Capital” means $10,000,000.

“Target India Net Working Capital” means $7,200,000.

“Target Net Working Capital” means $52,600,000.

“Tax” or “Taxes” means any federal, state, local, or foreign taxes, charges, fees, imposts, levies or other assessments or reassessments by any Taxing Authority, including all net income, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, commercial property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Audit” has the meaning set forth in Section 9.8(a).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Taxes.

“Tenant Leases” has the meaning set forth in Section 5.6(b).

“Third Party” means any Person not a signatory to this Agreement or an Affiliate of a signatory to this Agreement.

“Third-Party Claim” has the meaning set forth in Section 15.4(a).

“Third-Party Consent” has the meaning set forth in Section 2.4(a).

“Transferred Cash” has the meaning set forth in Section 2.2(p).

“Transferred Liabilities Cash” has the meaning set forth in Section 2.2(r).

“Transferred Stock and Assets” has the meaning set forth in the Recitals.

“Transition Services Agreement” means an agreement in the form set forth on Exhibit C under which Seller and the Retained Entities will provide transition services to Buyer following the Closing Date.

“US Transferors” means VGTI, VEC and VSL.

“VADOO” means Visteon Adria, d.o.o., a limited liability company organized and existing under the laws of Croatia, which is an indirect wholly-owned Subsidiary of Seller owned by VIHI.

“VAHI” means Visteon Asia Holdings, Inc., a Delaware corporation and a direct or indirect wholly-owned Subsidiary of Seller.

“VAHL” means Visteon Automotive Holdings, LLC, a Delaware limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VAP” means Visteon Asia Pacific Inc., a PRC company.

“VASI” means Visteon Automotive Systems India Pvt. Ltd.

“VDGMBH” means Visteon Deutschland GmbH, a German limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VDHL” means Visteon Domestic Holdings, LLC, a Delaware limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VEC” means Visteon Electronics Corporation (U.S.), a Delaware corporation and a direct or indirect wholly-owned Subsidiary of Seller.

“VEHC” means VEHC, LLC, a Delaware limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VEUH” has the meaning set forth in the Recitals.

“VGTI” means Visteon Global Technologies, Inc., a Delaware corporation and a direct or indirect wholly-owned Subsidiary of Seller.

“VHESL” means Visteon Holdings España, SL, a limited liability company organized and existing under the laws of Spain, which is an indirect wholly-owned Subsidiary of Seller owned by VEHC.

“VHF” means Visteon Holdings France SAS, a French société par actions simplifiée and a direct or indirect wholly-owned Subsidiary of Seller.

“VHLLC” means Visteon Holdings, LLC, a Delaware limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VIH” means Visteon International Holdings, Inc., a Delaware corporation and a direct or indirect wholly-owned Subsidiary of Seller.

“VIHI” has the meaning set forth in the Preamble.

“VIK” means Visteon Interiors Korea Ltd., a limited company organized under the laws of South Korea which is an indirect Subsidiary of Seller owned 50.90% by VIHI, 30.21% by Sung-hee Yun, and 18.89% by Kook-jin Lee.

“VIK Indebtedness” has the meaning set forth in Section 5.3(u).

“VIS” means Visteon Interiors Slovakia s.r.o., a limited liability company organized and existing under the laws of the Slovak Republic, which is an indirect wholly-owned Subsidiary of Seller owned by VIHI and VEHC.

“Visteon Sale Entities” means, collectively, Seller, BHL, CESA, Climate Global LLC, HVCC, OOOVR, PVI, VADOO, VAHI, VAHL, VAP, VASI, VDGMBH, VDHL, VEC, VEHC, VEUH, VGTI, VHESL, VHF, VHLLC, VIH, VIHI, VIK, VIS, VJL, VMSAS, VP, VSA, VSIESL, VSIP, VSAL, VSL, VTL, the Newcos and any other member of the Seller Group that operates the Business or that owns any Business Asset.

“VJL” means Visteon Japan Ltd., a stock company organized under the laws of Japan and a direct or indirect wholly-owned Subsidiary of Seller.

“VMSAS” means Visteon Morocco SAS, a société anonyme simplifiée organized and existing under the laws of Morocco, which is an indirect wholly-owned Subsidiary of Seller.

“VP” means Visteon Poland S.A., a joint stock company organized and existing under the laws of Poland, which is an indirect Subsidiary of Seller.

“VSA” means Visteon SA, an Argentinian corporation and a direct or indirect wholly-owned Subsidiary of Seller.

“VSAL” means Visteon Sistemas Automotivos Ltda.

“VSIESL” means Visteon Sistemas Interiores España SL, a limited liability company organized and existing under the Laws of Spain and a direct wholly-owned Subsidiary of VHESL.

“VSIF” has the meaning set forth in the Recitals.

“VSIP” means Visteon Interior Systems India Private Ltd., a limited company organized under the laws of India which is an indirect Subsidiary of Seller owned 99.99% by HVCC and 0.01% by Mr. Y.H. Park (nominee shareholder for HVCC).

“VSL” means Visteon Systems, LLC, a Delaware limited liability company and a direct or indirect wholly-owned Subsidiary of Seller.

“VTL” means Visteon (Thailand) Limited, a limited company organized under the Laws of Thailand which is owned 91.1031% by VIHI, 8.8968% by VAHI, 0.00002% by VAHL, 0.00002% by VHLLC, 0.00002% by VDHL, 0.00002% by VEHC and 0.00002% by VSL.

“WFOE NewCo” has the meaning given to such term in Appendix B.

“Working Capital Overage” means an amount equal to the excess, if any, of (i) the amount of Taxes included as a liability in calculating Closing Net Working Capital (but only to the extent it resulted in an adjustment to the amount contributed by Seller to the members of the Stock Group pursuant to Section 4.5) over (ii) the sum of (A) the total amount of Taxes (other than income Taxes and other Tax liabilities not included in Net Working Capital) paid with respect to the Working Capital Tax Returns to the extent allocable to a Pre-Closing Period (as determined pursuant to Section 9.5 hereof) and (B) any Taxes (other than income Taxes and other Tax liabilities not included in Net Working Capital) paid after the Closing Date with respect to any Pre-Closing Period (as determined pursuant to Section 9.5 hereof) and for which no Tax Return was required to be filed.

“Working Capital Tax Returns” means any Tax Returns filed after the Closing Date that relate to a Pre-Closing Period or a Straddle Period.